Registration No.  333-224709
                                                        1940 Act No. 811-05903

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         Amendment No. 2 to Form S-6

   FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                 INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.    Exact name of trust:

                                   FT 7450

B.    Name of depositor:

                         FIRST TRUST PORTFOLIOS L.P.

C.    Complete address of depositor's principal executive offices:

                            120 East Liberty Drive
                                  Suite 400
                           Wheaton, Illinois 60187

D.    Name and complete address of agents for service:

                                               Copy to:

      JAMES A. BOWEN                           ERIC F. FESS
      c/o First Trust Portfolios L.P.          c/o Chapman and Cutler LLP
      120 East Liberty Drive                   111 West Monroe Street
      Suite 400                                Chicago, Illinois 60603
      Wheaton, Illinois  60187

E.    Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.    Approximate date of proposed sale to public:

      As soon as practicable after the effective date of the Registration Statement.

|X| Check box if it is proposed that this filing will become effective on July 9, 2018 at 2:00 p.m. pursuant to Rule 487.
                        ________________________________



                  Dow(R) Target 5 3Q '18 - Term 10/9/19
                 Dow(R) Target Dvd. 3Q '18 - Term 10/9/19
                 Global Target 15 3Q '18 - Term 10/9/19
        S&P Dividend Aristocrats Target 25 3Q '18 - Term 10/9/19
                  S&P Target 24 3Q '18 - Term 10/9/19
                S&P Target SMid 60 3Q '18 - Term 10/9/19
                Target Divsd. Dvd. 3Q '18 - Term 10/9/19
                 Target Dbl. Play 3Q '18 - Term 10/9/19
                  Target Focus 4 3Q '18 - Term 10/9/19
            Target Global Dvd. Leaders 3Q '18 - Term 10/9/19
                  Target Growth 3Q '18 - Term 10/9/19
                   Target Triad 3Q '18 - Term 10/9/19
                    Target VIP 3Q '18 - Term 10/9/19
              Value Line(R) Target 25 3Q '18 - Term 10/9/19

                                FT 7450

FT 7450 is a series of a unit investment trust, the FT Series. FT 7450 consists of 14 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST(R)

                              800-621-1675


              The date of this prospectus is July 9, 2018

                           Table of Contents

Summary of Essential Information                                       3
Fee Table                                                              9
Report of Independent Registered Public Accounting Firm               13
Statements of Net Assets                                              14
Schedules of Investments                                              20
The FT Series                                                         47
Portfolios                                                            48
Risk Factors                                                          56
Hypothetical Performance Information                                  63
Public Offering                                                       69
Distribution of Units                                                 71
The Sponsor's Profits                                                 72
The Secondary Market                                                  73
How We Purchase Units                                                 73
Expenses and Charges                                                  73
Tax Status                                                            74
Retirement Plans                                                      79
Rights of Unit Holders                                                79
Income and Capital Distributions                                      80
Redeeming Your Units                                                  81
Investing in a New Trust                                              82
Removing Securities from a Trust                                      83
Amending or Terminating the Indenture                                 83
Information on the Sponsor, Trustee and Evaluator                     84
Other Information                                                     85

              Summary of Essential Information (Unaudited)

                                FT 7450


                   At the Opening of Business on the
                  Initial Date of Deposit-July 9, 2018


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


                                                                   The Dow(R)           The Dow(R)           Global
                                                                   Target 5             Target Dividend      Target 15
                                                                   Portfolio, 3rd       Portfolio, 3rd       Portfolio, 3rd
                                                                   Quarter 2018 Series  Quarter 2018 Series  Quarter 2018 Series
                                                                   ___________________  ___________________  ___________________
Initial Number of Units (1)                                                 16,294               17,657               16,141
Fractional Undivided Interest in the Trust per Unit (1)                   1/16,294             1/17,657             1/16,141
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)               (.000)               (.000)
                                                                       ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)               (.135)               (.135)
                                                                       ___________          ___________          ___________
Redemption Price per Unit (5)                                                9.865                9.865                9.865
   Less Creation and Development Fee per Unit (3)(5)                         (.050)               (.050)               (.050)
   Less Organization Costs per Unit (5)                                      (.036)               (.028)               (.047)
                                                                       ___________          ___________          ___________
Net Asset Value per Unit                                               $     9.779          $     9.787          $     9.768
                                                                       ===========          ===========          ===========
Tax Status (6)                                                        Grantor Trust        Grantor Trust        Grantor Trust
Distribution Frequency (7)                                               Monthly              Monthly              Monthly
Initial Distribution Date (7)                                        August 25, 2018      August 25, 2018      August 25, 2018
Cash CUSIP Number                                                       30308W 501           30308W 543           30308W 584
Reinvestment CUSIP Number                                               30308W 519           30308W 550           30308W 592
Fee Account Cash CUSIP Number                                           30308W 527           30308W 568           30308W 600
Fee Account Reinvestment CUSIP Number                                   30308W 535           30308W 576           30308W 618
Pricing Line Product Code                                                   118927               118931               118935
Ticker Symbol                                                               FNEIRX               FWLPNX               FMIZQX

First Settlement Date                                          July 11, 2018
Mandatory Termination Date (8)                                 October 9, 2019

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 7450


                   At the Opening of Business on the
                  Initial Date of Deposit-July 9, 2018


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

                                                                   S&P Dividend
                                                                   Aristocrats
                                                                   Target 25            S&P Target 24        S&P Target SMid 60
                                                                   Portfolio, 3rd       Portfolio, 3rd       Portfolio, 3rd
                                                                   Quarter 2018 Series  Quarter 2018 Series  Quarter 2018 Series
                                                                   ___________________  ___________________  ___________________
Initial Number of Units (1)                                                 13,304               13,830               17,932
Fractional Undivided Interest in the Trust per Unit (1)                   1/13,304             1/13,830             1/17,932
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)               (.000)               (.000)
                                                                       ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)               (.135)               (.135)
                                                                       ___________          ___________          ___________
Redemption Price per Unit (5)                                                9.865                9.865                9.865
   Less Creation and Development Fee per Unit (3)(5)                         (.050)               (.050)               (.050)
   Less Organization Costs per Unit (5)                                      (.027)               (.041)               (.038)
                                                                       ___________          ___________          ___________
Net Asset Value per Unit                                               $     9.788          $     9.774          $     9.777
                                                                       ===========          ===========          ===========
Tax Status (6)                                                             RIC             Grantor Trust             RIC
Distribution Frequency (7)                                               Monthly              Monthly           Semi-Annually
Initial Distribution Date (7)                                        August 25, 2018      August 25, 2018     December 25, 2018
Cash CUSIP Number                                                       30308W 626           30308W 667           30308W 840
Reinvestment CUSIP Number                                               30308W 634           30308W 675           30308W 857
Fee Account Cash CUSIP Number                                           30308W 642           30308W 683           30308W 865
Fee Account Reinvestment CUSIP Number                                   30308W 659           30308W 691           30308W 873
Pricing Line Product Code                                                   118939               118943               118955
Ticker Symbol                                                               FRWTSX               FSTWOX               FDLAEX


First Settlement Date                                          July 11, 2018
Mandatory Termination Date (8)                                 October 9, 2019

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 7450


                   At the Opening of Business on the
                  Initial Date of Deposit-July 9, 2018


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


                                                                   Target Diversified
                                                                   Dividend             Target Double Play   Target Focus Four
                                                                   Portfolio, 3rd       Portfolio, 3rd       Portfolio, 3rd
                                                                   Quarter 2018 Series  Quarter 2018 Series  Quarter 2018 Series
                                                                   ___________________  ___________________  ___________________
Initial Number of Units (1)                                                 15,929               15,046               51,839
Fractional Undivided Interest in the Trust per Unit (1)                   1/15,929             1/15,046             1/51,839
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)               (.000)               (.000)
                                                                       ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)               (.135)               (.135)
                                                                       ___________          ___________          ___________
Redemption Price per Unit (5)                                                9.865                9.865                9.865
   Less Creation and Development Fee per Unit (3)(5)                         (.050)               (.050)               (.050)
   Less Organization Costs per Unit (5)                                      (.020)               (.048)               (.029)
                                                                       ___________          ___________          ___________
Net Asset Value per Unit                                               $     9.795          $     9.767          $     9.786
                                                                       ===========          ===========          ===========
Tax Status (6)                                                             RIC                  RIC                  RIC
Distribution Frequency (7)                                               Monthly              Monthly           Semi-Annually
Initial Distribution Date (7)                                        August 25, 2018      August 25, 2018     December 25, 2018
Cash CUSIP Number                                                       30309M 346           30308W 725          30309M 106
Reinvestment CUSIP Number                                               30309M 353           30308W 733          30309M 114
Fee Account Cash CUSIP Number                                           30309M 361           30308W 741          30309M 122
Fee Account Reinvestment CUSIP Number                                   30309M 379           30308W 758          30309M 130
Pricing Line Product Code                                                   118963               118854              118858
Ticker Symbol                                                               FBJPMX               FVJWCX              FTKBUX


First Settlement Date                                          July 11, 2018
Mandatory Termination Date (8)                                 October 9, 2019

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 7450


                   At the Opening of Business on the
                  Initial Date of Deposit-July 9, 2018


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

                                                                   Target Global
                                                                   Dividend Leaders     Target Growth        Target Triad
                                                                   Portfolio, 3rd       Portfolio, 3rd       Portfolio, 3rd
                                                                   Quarter 2018 Series  Quarter 2018 Series  Quarter 2018 Series
                                                                   ___________________  ___________________  ___________________
Initial Number of Units (1)                                                 17,634               12,429               26,943
Fractional Undivided Interest in the Trust per Unit (1)                   1/17,634             1/12,429             1/26,943
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)               (.000)               (.000)
                                                                       ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)               (.135)               (.135)
                                                                       ___________          ___________          ___________
Redemption Price per Unit (5)                                                9.865                9.865                9.865
   Less Creation and Development Fee per Unit (3)(5)                         (.050)               (.050)               (.050)
   Less Organization Costs per Unit (5)                                      (.012)               (.038)               (.030)
                                                                       ___________          ___________          ___________
Net Asset Value per Unit                                               $     9.803          $     9.777          $     9.785
                                                                       ===========          ===========          ===========
Tax Status (6)                                                             RIC                  RIC                  RIC
Distribution Frequency (7)                                               Monthly           Semi-Annually        Semi-Annually
Initial Distribution Date (7)                                        August 25, 2018     December 25, 2018    December 25, 2018
Cash CUSIP Number                                                       30308W 766           30309M 148           30309M 189
Reinvestment CUSIP Number                                               30308W 774           30309M 155           30309M 197
Fee Account Cash CUSIP Number                                           30308W 782           30309M 163           30309M 205
Fee Account Reinvestment CUSIP Number                                   30308W 790           30309M 171           30309M 213
Pricing Line Product Code                                                   118947               118862               118866
Ticker Symbol                                                               FABEOX               FSIBNX               FROIWX


First Settlement Date                                          July 11, 2018
Mandatory Termination Date (8)                                 October 9, 2019

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 7450


                   At the Opening of Business on the
                  Initial Date of Deposit-July 9, 2018


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


                                                                                        Value Line(R)
                                                                   Target VIP           Target 25
                                                                   Portfolio, 3rd       Portfolio, 3rd
                                                                   Quarter 2018 Series  Quarter 2018 Series
                                                                   ___________________  ___________________
Initial Number of Units (1)                                                112,148               17,986
Fractional Undivided Interest in the Trust per Unit (1)                  1/112,148             1/17,986
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)               (.000)
                                                                       ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)               (.135)
                                                                       ___________          ___________
Redemption Price per Unit (5)                                                9.865                9.865
   Less Creation and Development Fee per Unit (3)(5)                         (.050)               (.050)
   Less Organization Costs per Unit (5)                                      (.028)               (.038)
                                                                       ___________          ___________
Net Asset Value per Unit                                               $     9.787          $     9.777
                                                                       ===========          ===========
Tax Status (6)                                                             RIC             Grantor Trust
Distribution Frequency (7)                                            Semi-Annually           Monthly
Initial Distribution Date (7)                                       December 25, 2018     August 25, 2018
Cash CUSIP Number                                                       30309M 221           30308W 808
Reinvestment CUSIP Number                                               30309M 239           30308W 816
Fee Account Cash CUSIP Number                                           30309M 247           30308W 824
Fee Account Reinvestment CUSIP Number                                   30309M 254           30308W 832
Pricing Line Product Code                                                   118959               118951
Ticker Symbol                                                               FIYDZX               FSECRX


First Settlement Date                                           July 11, 2018
Mandatory Termination Date (8)                                  October 9, 2019

____________

See "Notes to Summary of Essential Information" on page 8.


Page 7


                   NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on July 10, 2018, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

(8) See "Amending or Terminating the Indenture."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.


                                                                                    The Dow(R)                  The Dow(R)
                                                                                Target 5 Portfolio       Target Dividend Portfolio
                                                                              3rd Quarter 2018 Series     3rd Quarter 2018 Series
                                                                              _______________________    __________________________
                                                                                          Amount                      Amount
                                                                                          per Unit                    per Unit
Unit Holder Sales Fees (as a percentage of public offering price)                         ________                    ________

Maximum Sales Charge
   Initial sales charge                                                      0.00%(a)     $.000          0.00%(a)     $.000
   Deferred sales charge                                                     1.35%(b)     $.135          1.35%(b)     $.135
   Creation and development fee                                              0.50%(c)     $.050          0.50%(c)     $.050
                                                                             _____        _____          _____        _____
   Maximum sales charge (including creation and development fee)             1.85%        $.185          1.85%        $.185
                                                                             =====        =====          =====        =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                              .360%(d)     $.0360         .280%(d)     $.0280
                                                                             =====        ======         =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees    .059%        $.0060         .059%        $.0060
   Trustee's fee and other operating expenses                                .113%(f)     $.0114         .113%(f)     $.0114
                                                                             _____        ______         _____        ______
   Total                                                                     .172%        $.0174         .172%        $.0174
                                                                             =====        ======         =====        ======

                                                                                      Global             S&P Dividend Aristocrats
                                                                                Target 15 Portfolio         Target 25 Portfolio
                                                                              3rd Quarter 2018 Series     3rd Quarter 2018 Series
                                                                              _______________________    _________________________
                                                                                          Amount                      Amount
                                                                                          per Unit                    per Unit
                                                                                          ________                    ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                      0.00%(a)     $.000          0.00%(a)     $.000
   Deferred sales charge                                                     1.35%(b)     $.135          1.35%(b)     $.135
   Creation and development fee                                              0.50%(c)     $.050          0.50%(c)     $.050
                                                                             _____        _____          _____        _____
Maximum sales charge (including creation and development fee)                1.85%        $.185          1.85%        $.185
                                                                             =====        =====          =====        =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                              .470%(d)     $.0470         .270%(d)     $.0270
                                                                             =====        ======         =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees    .059%        $.0060         .059%        $.0060
   Trustee's fee and other operating expenses                                .360%(f)     $.0364         .126%(f)     $.0127
                                                                             _____        ______         _____        ______
   Total                                                                     .419%        $.0424         .185%        $.0187
                                                                             =====        ======         =====        ======

                                                               S&P Target 24         S&P Target SMid 60       Target Diversified
                                                                 Portfolio                Portfolio           Dividend Portfolio
                                                          3rd Quarter 2018 Series  3rd Quarter 2018 Series  3rd Quarter 2018 Series
                                                          _______________________  _______________________  _______________________
                                                                      Amount                   Amount                  Amount
                                                                      per Unit                 per Unit                per Unit
                                                                      ________                 ________                ________
Unit Holder Sales Fees (as a percentage of
  public offering price)

Maximum Sales Charge
   Initial sales charge                                   0.00%(a)    $.000        0.00%(a)    $.000        0.00%(a)   $.000
   Deferred sales charge                                  1.35%(b)    $.135        1.35%(b)    $.135        1.35%(b)   $.135
   Creation and development fee                           0.50%(c)    $.050        0.50%(c)    $.050        0.50%(c)   $.050
                                                          _____       _____        _____       _____        _____      _____
   Maximum sales charge (including creation
     and development fee)                                 1.85%       $.185        1.85%       $.185        1.85%      $.185
                                                          =====       =====        =====       =====        =====      =====
Organization Costs (as a percentage of public
   offering price)
   Estimated organization costs                           .410%(d)    $.0410       .380%(d)    $.0380       .200%(d)   $.0200
                                                          =====       ======       =====       ======       =====      ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                 .059%       $.0060       .059%       $.0060       .059%      $.0060
   Trustee's fee and other operating expenses             .113%(f)    $.0114       .126%(f)    $.0127       .126%(f)   $.0127
                                                          _____       ______       _____       ______       _____      ______
   Total                                                  .172%       $.0174       .185%       $.0187       .185%      $.0187
                                                          =====       ======       =====       ======       =====      ======


                                                           Target Double Play         Target Focus Four     Target Global Dividend
                                                                Portfolio                 Portfolio             Leaders Portfolio
                                                          3rd Quarter 2018 Series  3rd Quarter 2018 Series  3rd Quarter 2018 Series
                                                          _______________________  _______________________  _______________________
                                                                      Amount                   Amount                  Amount
                                                                      per Unit                 per Unit                per Unit
                                                                      ________                 ________                ________
Unit Holder Sales Fees (as a percentage of
   public offering price)

Maximum Sales Charge
   Initial sales charge                                   0.00%(a)    $.000        0.00%(a)    $.000        0.00%(a)   $.000
   Deferred sales charge                                  1.35%(b)    $.135        1.35%(b)    $.135        1.35%(b)   $.135
   Creation and development fee                           0.50%(c)    $.050        0.50%(c)    $.050        0.50%(c)   $.050
                                                          _____       _____        _____       _____        _____      _____
   Maximum sales charge (including creation
     and development fee)                                 1.85%       $.185        1.85%       $.185        1.85%      $.185
                                                          =====       =====        =====       =====        =====      =====
Organization Costs (as a percentage of public
   offering price)
   Estimated organization costs                           .480%(d)    $.0480       .290%(d)    $.0290       .120%(d)   $.0120
                                                          =====       ======       =====       ======       =====      ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                 .059%       $.0060       .059%       $.0060       .059%      $.0060
   Trustee's fee and other operating expenses             .126%(f)    $.0127       .126%(f)    $.0127       .126%(f)   $.0127
                                                          _____       ______       _____       ______       _____      ______
   Total                                                  .185%       $.0187       .185%       $.0187       .185%      $.0187
                                                          =====       ======       =====       ======       =====      ======

                                                              Target Growth             Target Triad               Target VIP
                                                                Portfolio                 Portfolio                 Portfolio
                                                         3rd Quarter 2018 Series   3rd Quarter 2018 Series   3rd Quarter 2018 Series
                                                         _______________________   _______________________   _______________________
                                                                       Amount                    Amount                    Amount
                                                                       per Unit                  per Unit                  per Unit
                                                                       ________                  ________                  ________
Unit Holder Sales Fees (as a percentage of
   public offering price)

Maximum Sales Charge
   Initial sales charge                                   0.00%(a)     $.000         0.00%(a)    $.000        0.00%(a)     $.000
   Deferred sales charge                                  1.35%(b)     $.135         1.35%(b)    $.135        1.35%(b)     $.135
   Creation and development fee                           0.50%(c)     $.050         0.50%(c)    $.050        0.50%(c)     $.050
                                                          _____        _____         _____       _____        _____        _____
   Maximum sales charge (including creation
     and development fee)                                 1.85%        $.185         1.85%       $.185        1.85%        $.185
                                                          =====        =====         =====       =====        =====        =====
Organization Costs (as a percentage of public
   offering price)
   Estimated organization costs                           .380%(d)     $.0380        .300%(d)    $.0300       .280%(d)     $.0280
                                                          =====        ======        =====       ======       =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                 .059%        $.0060        .059%       $.0060       .059%        $.0060
   Trustee's fee and other operating expenses             .126%(f)     $.0127        .126%(f)    $.0127       .216%(f)     $.0218
                                                          _____        ______        _____       ______       _____        ______
   Total                                                  .185%        $.0187        .185%       $.0187       .275%        $.0278
                                                          =====        ======        =====       ======       =====        ======


                                                                                       Value Line(R)
                                                                                     Target 25 Portfolio
                                                                                   3rd Quarter 2018 Series
                                                                                   _______________________
                                                                                                 Amount
                                                                                                 per Unit
                                                                                                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                              0.00%(a)    $.000
   Deferred sales charge                                                             1.35%(b)    $.135
   Creation and development fee                                                      0.50%(c)    $.050
                                                                                     _____       _____
   Maximum sales charge (including creation and development fee)                     1.85%       $.185
                                                                                     =====       =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                      .380%(d)    $.0380
                                                                                     =====       ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees            .059%       $.0060
   Trustee's fee and other operating expenses                                        .113%(f)    $.0114
                                                                                     _____       ______
   Total                                                                             .172%       $.0174
                                                                                     =====       ======

                                Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:


                                                                               1 Year     3 Years    5 Years    10 Years
                                                                               ______     _______    _______    ________
The Dow(R) Target 5 Portfolio, 3rd Quarter 2018 Series                          $238       $734      $1,011     $2,186
The Dow(R) Target Dividend Portfolio, 3rd Quarter 2018 Series                    230        710         979      2,120
Global Target 15 Portfolio, 3rd Quarter 2018 Series                              274        842       1,182      2,533
S&P Dividend Aristocrats Target 25 Portfolio, 3rd Quarter 2018 Series            231        711         982      2,126
S&P Target 24 Portfolio, 3rd Quarter 2018 Series                                 243        749       1,031      2,227
S&P Target SMid 60 Portfolio, 3rd Quarter 2018 Series                            242        744       1,026      2,216
Target Diversified Dividend Portfolio, 3rd Quarter 2018 Series                   224        690         953      2,068
Target Double Play Portfolio, 3rd Quarter 2018 Series                            252        774       1,066      2,298
Target Focus Four Portfolio, 3rd Quarter 2018 Series                             233        717         990      2,142
Target Global Dividend Leaders Portfolio, 3rd Quarter 2018 Series                216        666         921      2,001
Target Growth Portfolio, 3rd Quarter 2018 Series                                 242        744       1,026      2,216
Target Triad Portfolio, 3rd Quarter 2018 Series                                  234        720         994      2,150
Target VIP Portfolio, 3rd Quarter 2018 Series                                    241        741       1,032      2,229
Value Line(R) Target 25 Portfolio, 3rd Quarter 2018 Series                       240        740       1,019      2,202

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing October 19, 2018.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs, which for certain Trusts include a one-time license fee, will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent
                   Registered Public Accounting Firm


To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 7450

Opinion on the Statements of Net Assets

We have audited the accompanying statements of net assets of FT 7450, comprising Dow(R) Target 5 3Q '18 - Term 10/9/19 (The Dow(R) Target 5 Portfolio, 3rd Quarter 2018 Series); Dow(R) Target Dvd. 3Q '18 - Term 10/9/19 (The Dow(R) Target Dividend Portfolio, 3rd Quarter 2018
Series); Global Target 15 3Q '18 - Term 10/9/19 (Global Target 15 Portfolio, 3rd Quarter 2018 Series); S&P Dividend Aristocrats Target 25 3Q '18 - Term 10/9/19 (S&P Dividend Aristocrats Target 25 Portfolio, 3rd Quarter 2018 Series); S&P Target 24 3Q '18 - Term 10/9/19 (S&P Target 24 Portfolio, 3rd Quarter 2018 Series); S&P Target SMid 60 3Q '18 - Term 10/9/19 (S&P Target SMid 60 Portfolio, 3rd Quarter 2018 Series); Target Divsd. Dvd. 3Q '18 - Term 10/9/19 (Target Diversified Dividend Portfolio, 3rd Quarter 2018 Series); Target Dbl. Play 3Q '18 - Term 10/9/19 (Target Double Play Portfolio, 3rd Quarter 2018 Series); Target Focus 4 3Q '18 - Term 10/9/19 (Target Focus Four Portfolio, 3rd Quarter 2018 Series); Target Global Dvd. Leaders 3Q '18 - Term 10/9/19 (Target Global Dividend Leaders Portfolio, 3rd Quarter 2018 Series); Target Growth 3Q '18 - Term 10/9/19 (Target Growth Portfolio, 3rd Quarter 2018 Series); Target Triad 3Q '18 - Term 10/9/19 (Target Triad Portfolio, 3rd Quarter 2018 Series); Target VIP 3Q '18 - Term 10/9/19 (Target VIP Portfolio, 3rd Quarter 2018 Series); and Value Line(R) Target 25 3Q '18
- Term 10/9/19 (Value Line(R) Target 25 Portfolio, 3rd Quarter 2018 Series) (collectively, the "Trusts"), one of the series constituting the FT Series, including the schedules of investments, as of the opening of business on July 9, 2018 (Initial Date of Deposit), and the related notes. In our opinion, the statements of net assets present fairly, in all material respects, the financial position of each of the Trusts constituting FT 7450 as of the opening of business on July 9, 2018 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on the Trusts' statements of net assets based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trusts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement, whether due to error or fraud. The Trusts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the statements of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements of net assets. Our audits also included evaluating the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on July 9, 2018, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
July 9, 2018

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

                            Statements of Net Assets

                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018



                                                                     The Dow(R)            The Dow(R) Target    Global Target 15
                                                                     Target 5 Portfolio    Dividend Portfolio    Portfolio
                                                                     3rd Quarter           3rd Quarter           3rd Quarter
                                                                     2018 Series           2018 Series           2018 Series
                                                                     __________________    __________________    ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $162,937              $176,575              $161,409
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (587)                 (494)                 (759)
Less liability for deferred sales charge (4)                           (2,200)               (2,384)               (2,179)
Less liability for creation and development fee (5)                      (815)                 (883)                 (807)
                                                                     ________              ________              ________
Net assets                                                           $159,335              $172,814              $157,664
                                                                     ========              ========              ========
Units outstanding                                                      16,294                17,657                16,141
Net asset value per Unit (6)                                           $9.779                $9.787                $9.768

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $162,937              $176,575              $161,409
Less maximum sales charge (7)                                          (3,015)               (3,267)               (2,986)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (587)                 (494)                 (759)
                                                                     ________              ________              ________
Net assets                                                           $159,335              $172,814              $157,664
                                                                     ========              ========              ========
__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018



                                                                     S&P Dividend             S&P            S&P
                                                                     Aristocrats Target 25    Target 24      Target SMid 60
                                                                     Portfolio                Portfolio      Portfolio
                                                                     3rd Quarter              3rd Quarter    3rd Quarter
                                                                     2018 Series              2018 Series    2018 Series
                                                                     _____________________    ___________    ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $133,044                 $138,296       $179,320
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (359)                    (567)          (681)
Less liability for deferred sales charge (4)                           (1,796)                  (1,867)        (2,421)
Less liability for creation and development fee (5)                      (665)                    (692)          (897)
                                                                     ________                 ________       ________
Net assets                                                           $130,224                 $135,170       $175,321
                                                                     ========                 ========       ========
Units outstanding                                                      13,304                   13,830         17,932
Net asset value per Unit (6)                                         $  9.788                 $  9.774         $9.777

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $133,044                 $138,296       $179,320
Less maximum sales charge (7)                                          (2,461)                  (2,559)        (3,318)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (359)                    (567)          (681)
                                                                     ________                 ________       ________
Net assets                                                           $130,224                 $135,170       $175,321
                                                                     ========                 ========       ========
__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018



                                                                                           Target
                                                                     Target Diversified    Double Play    Target Focus Four
                                                                     Dividend Portfolio    Portfolio      Portfolio
                                                                     3rd Quarter           3rd Quarter    3rd Quarter
                                                                     2018 Series           2018 Series    2018 Series
                                                                     __________________    ___________    _________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $159,287              $150,455       $518,388
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (319)                 (722)        (1,503)
Less liability for deferred sales charge (4)                           (2,150)               (2,031)        (6,998)
Less liability for creation and development fee (5)                      (796)                 (752)        (2,592)
                                                                     ________              ________       ________
Net assets                                                           $156,022              $146,950       $507,295
                                                                     ========              ========       ========
Units outstanding                                                      15,929                15,046         51,839
Net asset value per Unit (6)                                           $9.795                $9.767         $9.786

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $159,287              $150,455       $518,388
Less maximum sales charge (7)                                          (2,946)               (2,783)        (9,590)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (319)                 (722)        (1,503)
                                                                     ________              ________       ________
Net assets                                                           $156,022              $146,950       $507,295
                                                                     ========              ========       ========
__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018



                                                                     Target Global
                                                                     Dividend Leaders    Target              Target Triad
                                                                     Portfolio           Growth Portfolio    Portfolio
                                                                     3rd Quarter         3rd Quarter         3rd Quarter
                                                                     2018 Series         2018 Series         2018 Series
                                                                     ________________    ________________    ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $176,341            $124,290            $269,427
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (212)               (472)               (808)
Less liability for deferred sales charge (4)                           (2,381)             (1,678)             (3,637)
Less liability for creation and development fee (5)                      (882)               (621)             (1,347)
                                                                     ________            ________            ________
Net assets                                                           $172,866            $121,519            $263,635
                                                                     ========            ========            ========
Units outstanding                                                      17,634              12,429              26,943
Net asset value per Unit (6)                                         $  9.803            $  9.777            $  9.785

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $176,341            $124,290            $269,427
Less maximum sales charge (7)                                          (3,263)             (2,299)             (4,984)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (212)               (472)               (808)
                                                                     ________            ________            ________
Net assets                                                           $172,866            $121,519            $263,635
                                                                     ========            ========            ========
__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018



                                                                                                       Value Line(R)
                                                                                        Target VIP     Target 25
                                                                                        Portfolio      Portfolio
                                                                                        3rd Quarter    3rd Quarter
                                                                                        2018 Series    2018 Series
                                                                                        ___________    _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                        $1,121,477     $179,865
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                               (3,140)        (683)
Less liability for deferred sales charge (4)                                               (15,140)      (2,428)
Less liability for creation and development fee (5)                                         (5,607)        (899)
                                                                                        __________     ________
Net assets                                                                              $1,097,590     $175,855
                                                                                        ==========     ========
Units outstanding                                                                          112,148       17,986
Net asset value per Unit (6)                                                                $9.787       $9.777

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                   $1,121,477     $179,865
Less maximum sales charge (7)                                                              (20,747)      (3,327)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                               (3,140)        (683)
                                                                                        __________     ________
Net assets                                                                              $1,097,590     $175,855
                                                                                        ==========     ========
__________

See "Notes to Statements of Net Assets" on page 19.

Page 18


                       NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trusts are structured as either regulated investment companies ("RICs") or grantor trusts ("grantors"). Those structured as RICs intend to comply in their initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to RICs and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders. The Trusts structured as grantors intend to comply in their initial fiscal year as a grantor under federal tax laws. In grantors, investors are deemed for federal tax purposes, to own the underlying assets of the Trust directly and as such, all taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of October 9, 2019.

(2) An irrevocable letter of credit for approximately $6,350,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 3rd Quarter 2018 Series; The Dow(R) Target Dividend Portfolio, 3rd Quarter 2018 Series ; Global Target 15 Portfolio, 3rd Quarter 2018 Series; S&P Dividend Aristocrats Target 25 Portfolio, 3rd Quarter 2018 Series; S&P Target 24 Portfolio, 3rd Quarter 2018 Series; S&P Target SMid 60 Portfolio, 3rd Quarter 2018 Series; Target Diversified Dividend Portfolio, 3rd Quarter 2018 Series; Target Global Dividend Leaders Portfolio, 3rd Quarter 2018 Series and Target Growth Portfolio, 3rd Quarter 2018 Series; approximately $300,000 has been allocated to Value Line(R) Target 25 Portfolio, 3rd Quarter 2018 Series ; approximately $500,000 has been allocated to Target Triad Portfolio, 3rd Quarter 2018 Series; approximately $750,000 has been allocated to Target Double Play Portfolio, 3rd Quarter 2018 Series; approximately $1,000,000 has been allocated to Target Focus Four Portfolio, 3rd Quarter 2018 Series; and approximately $2,000,000 has been allocated to Target VIP Portfolio, 3rd Quarter 2018 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The estimated organization costs range from $.0120 to $.0480 per Unit for the Trusts. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on October 19, 2018 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2018. If Unit holders redeem Units before December 20, 2018 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

             The Dow(R) Target 5 Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                     Initial Date of Deposit-July 9, 2018



                                                                     Percentage
                                                                     of Aggregate   Number     Market      Cost of         Current
Ticker Symbol and                                                    Offering       of         Value per   Securities to   Dividend
Name of Issuer of Securities (1)                                     Price          Shares     Share       the Trust (2)   Yield (3)
________________________________                                     ____________   ______     _________   _____________   _________
COMMON STOCKS (100%):
Consumer Staples (20%):
KO        The Coca-Cola Company                                        20%             730     $  44.64     $  32,587        3.49%
Health Care (40%):
MRK       Merck & Co., Inc.                                            20%             524        62.20        32,593        3.09%
PFE       Pfizer Inc.                                                  20%             878        37.11        32,582        3.66%
Information Technology (20%):
CSCO      Cisco Systems, Inc.                                          20%             763        42.71        32,588        3.09%
Telecommunication Services (20%):
VZ        Verizon Communications Inc.                                  20%             633        51.48        32,587        4.58%
                                                                      ____                                   ________
               Total Investments                                      100%                                   $162,937
                                                                      ====                                   ========

___________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

         The Dow(R) Target Dividend Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                     Initial Date of Deposit-July 9, 2018



                                                                     Percentage
                                                                     of Aggregate   Number     Market      Cost of         Current
Ticker Symbol and                                                    Offering       of         Value per   Securities to   Dividend
Name of Issuer of Securities (1)(4)                                  Price          Shares     Share       the Trust (2)   Yield (3)
___________________________________                                  ____________   ______     _________   _____________   _________
COMMON STOCKS (100%):
Consumer Discretionary (15%):
F         Ford Motor Company                                            5%            798      $  11.06    $  8,826        6.60%
M         Macy's, Inc.                                                  5%            239         36.89       8,817        4.09%
NWL       Newell Brands Inc.                                            5%            322         27.42       8,829        3.36%
Energy (25%):
CVX       Chevron Corporation                                           5%             71        124.14       8,814        3.61%
XOM       Exxon Mobil Corporation                                       5%            107         82.33       8,809        3.98%
HP        Helmerich & Payne, Inc.                                       5%            135         65.46       8,837        4.34%
HFC       HollyFrontier Corporation                                     5%            129         68.60       8,849        1.92%
VLO       Valero Energy Corporation                                     5%             82        107.83       8,842        2.97%
Financials (5%):
FNB       F.N.B. Corporation                                            5%            653         13.53       8,835        3.55%
Industrials (5%):
ETN       Eaton Corporation Plc +                                       5%            116         76.02       8,818        3.47%
Materials (10%):
OLN       Olin Corporation                                              5%            304         29.03       8,825        2.76%
WRK       WestRock Company                                              5%            155         56.92       8,823        3.02%
Telecommunication Services (10%):
T         AT&T Inc.                                                     5%            270         32.68       8,824        6.12%
CTL       CenturyLink, Inc.                                             5%            449         19.66       8,827       10.99%
Utilities (30%):
BKH       Black Hills Corporation                                       5%            138         63.97       8,828        2.97%
ETR       Entergy Corporation                                           5%            107         82.56       8,834        4.31%
EXC       Exelon Corporation                                            5%            205         43.09       8,834        3.20%
FE        FirstEnergy Corp.                                             5%            240         36.77       8,825        3.92%
OGE       OGE Energy Corp.                                              5%            248         35.63       8,836        3.73%
PEG       Public Service Enterprise Group Incorporated                  5%            166         53.27       8,843        3.38%
                                                                      ____                                 ________
               Total Investments                                      100%                                 $176,575
                                                                      ====                                 ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

              Global Target 15 Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                     Initial Date of Deposit-July 9, 2018



                                                                     Percentage
                                                                     of Aggregate   Number     Market      Cost of         Current
Ticker Symbol and                                                    Offering       of         Value per   Securities to   Dividend
Name of Issuer of Securities (1)(5)                                  Price          Shares     Share       the Trust (2)   Yield (3)
___________________________________                                  ____________   ______     _________   _____________   _________
COMMON STOCKS (100.00%):
China (26.67%):
3988 HK    Bank of China Ltd. #                                        6.67%        23,013     $   0.47    $ 10,761        5.67%
3328 HK    Bank of Communications Co., Ltd. (Class H) #                6.66%        15,438         0.70      10,760        6.17%
386 HK     China Petroleum & Chemical Corporation (Sinopec)
           (Class H) #                                                 6.67%        12,274         0.88      10,761        8.58%
1398 HK    Industrial and Commercial Bank of China Limited
           (Class H) #                                                 6.67%        15,270         0.70      10,761        5.14%
Hong Kong (6.66%):
836 HK     China Resources Power Holdings Company Limited #            6.66%         5,980         1.80      10,759        6.20%
United Kingdom (33.34%):
BT/A LN    BT Group Plc #                                              6.67%         3,500         3.07      10,761        6.65%
LGEN LN    Legal & General Group Plc #                                 6.67%         3,086         3.49      10,761        5.85%
MKS LN     Marks & Spencer Group Plc #                                 6.66%         2,637         4.08      10,760        6.09%
SLA LN     Standard Life Aberdeen Plc #                                6.67%         2,559         4.21      10,761        6.73%
VOD LN     Vodafone Group Plc #                                        6.67%         4,243         2.54      10,761        6.98%
United States (33.33%):
CSCO       Cisco Systems, Inc.                                         6.67%           252        42.71      10,763        3.09%
KO         The Coca-Cola Company                                       6.66%           241        44.64      10,758        3.49%
MRK        Merck & Co., Inc.                                           6.67%           173        62.20      10,761        3.09%
PFE        Pfizer Inc.                                                 6.67%           290        37.11      10,762        3.66%
VZ         Verizon Communications Inc.                                 6.66%           209        51.48      10,759        4.58%
                                                                     _______                               ________
                 Total Investments                                   100.00%                               $161,409
                                                                     =======                               ========

_____________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

     S&P Dividend Aristocrats Target 25 Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                     Initial Date of Deposit-July 9, 2018



                                                                     Percentage
                                                                     of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                    Offering       of         Value per   Securities to
Name of Issuer of Securities (1)                                     Price          Shares     Share       the Trust (2)
________________________________                                     ____________   ______     _________   _____________
COMMON STOCKS (100%):
Consumer Discretionary (12%):
LEG       Leggett & Platt, Incorporated                                4%            118       $ 45.16      $  5,329
LOW       Lowe's Companies, Inc.                                       4%             55         96.14         5,288
TGT       Target Corporation                                           4%             69         76.79         5,298
Consumer Staples (28%):
ADM       Archer-Daniels-Midland Company                               4%            114         46.71         5,325
CLX       The Clorox Company                                           4%             39        135.44         5,282
HRL       Hormel Foods Corporation                                     4%            143         37.15         5,312
KMB       Kimberly-Clark Corporation                                   4%             50        106.85         5,342
PG        The Procter & Gamble Company                                 4%             67         79.31         5,314
WBA       Walgreens Boots Alliance, Inc.                               4%             84         63.30         5,317
WMT       Walmart, Inc.                                                4%             63         84.51         5,324
Energy (8%):
CVX       Chevron Corporation                                          4%             43        124.14         5,338
XOM       Exxon Mobil Corporation                                      4%             65         82.33         5,351
Financials (12%):
AFL       Aflac Incorporated                                           4%            124         42.91         5,321
CINF      Cincinnati Financial Corporation                             4%             78         68.34         5,330
TROW      T. Rowe Price Group, Inc.                                    4%             46        115.50         5,313
Industrials (24%):
MMM       3M Company                                                   4%             27        197.46         5,331
AOS       A.O. Smith Corporation                                       4%             89         59.87         5,328
DOV       Dover Corporation                                            4%             73         72.90         5,322
EMR       Emerson Electric Co.                                         4%             77         69.28         5,335
GD        General Dynamics Corporation                                 4%             28        188.84         5,288
SWK       Stanley Black & Decker, Inc.                                 4%             40        133.14         5,326
Materials (12%):
APD       Air Products and Chemicals, Inc.                             4%             34        156.64         5,326
NUE       Nucor Corporation                                            4%             84         63.34         5,321
PPG       PPG Industries, Inc.                                         4%             52        103.00         5,356
Telecommunication Services (4%):
T         AT&T Inc.                                                    4%            163         32.68         5,327
                                                                     ____                                   ________
               Total Investments                                     100%                                   $133,044
                                                                     ====                                   ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                S&P Target 24 Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                     Initial Date of Deposit-July 9, 2018




                                                                     Percentage
                                                                     of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                    Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                  Price          Shares     Share       the Trust (2)
___________________________________                                  ____________   ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (14.50%):
HD        The Home Depot, Inc.                                         13.36%           95     $ 194.48     $  18,476
KORS      Michael Kors Holdings Limited +*                              0.58%           12        66.97           804
TSCO      Tractor Supply Company                                        0.56%           10        76.72           767
Consumer Staples (8.40%):
CHD       Church & Dwight Co., Inc.                                     1.54%           39        54.66         2,132
KR        The Kroger Co.                                                2.65%          126        29.12         3,669
SYY       Sysco Corporation                                             4.21%           84        69.38         5,828
Energy (6.75%):
MPC       Marathon Petroleum Corporation                                1.68%           33        70.20         2,316
PSX       Phillips 66                                                   2.65%           33       111.18         3,669
VLO       Valero Energy Corporation                                     2.42%           31       107.83         3,343
Financials (14.70%):
AIZ       Assurant, Inc.                                                1.14%           15       104.72         1,571
SPGI      S&P Global Inc.                                               9.10%           61       206.37        12,588
SYF       Synchrony Financial                                           4.46%          183        33.70         6,167
Health Care (15.44%):
ABMD      ABIOMED, Inc. *                                               3.52%           12       405.99         4,872
IDXX      IDEXX Laboratories, Inc. *                                    3.75%           23       225.53         5,187
ZTS       Zoetis Inc.                                                   8.17%          130        86.86        11,292
Industrials (10.44%):
BA        The Boeing Company                                            9.44%           39       334.64        13,051
EXPD      Expeditors International of Washington, Inc.                  0.62%           12        71.85           862
RHI       Robert Half International Inc.                                0.38%            8        65.88           527
Information Technology (26.63%):
MA        Mastercard Incorporated                                      11.83%           82       199.52        16,361
VRSN      VeriSign, Inc. *                                              1.03%           10       141.91         1,419
V         Visa Inc. (Class A)                                          13.77%          142       134.09        19,041
Utilities (3.14%):
CNP       CenterPoint Energy, Inc.                                      0.32%           16        27.94           447
NEE       NextEra Energy, Inc.                                          2.09%           17       170.31         2,895
PEG       Public Service Enterprise Group Incorporated                  0.73%           19        53.27         1,012
                                                                      _______                                ________
               Total Investments                                      100.00%                                $138,296
                                                                      =======                                ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

             S&P Target SMid 60 Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                     Initial Date of Deposit-July 9, 2018



                                                                      Percentage
                                                                      of Aggregate    Number    Market       Cost of
Ticker Symbol and                                                     Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares    Share        the Trust (2)
___________________________________                                   ____________    ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (12.21%):
ASNA      Ascena Retail Group, Inc. *                                   1.11%         526       $  3.79      $  1,994
DDS       Dillard's, Inc. (Class A)                                     2.23%          44         90.90         4,000
EXPR      Express, Inc. *                                               1.11%         206          9.67         1,992
GCI       Gannett Co., Inc.                                             1.11%         194         10.28         1,994
GPI       Group 1 Automotive, Inc.                                      1.10%          28         70.14         1,964
ISCA      International Speedway Corporation                            2.22%          85         46.85         3,982
MDC       M.D.C. Holdings, Inc.                                         1.11%          63         31.53         1,986
RGS       Regis Corporation *                                           1.11%         118         16.85         1,988
SAH       Sonic Automotive, Inc.                                        1.11%          94         21.20         1,993
Consumer Staples (4.46%):
ANDE      The Andersons, Inc.                                           1.11%          56         35.60         1,994
DAR       Darling Ingredients Inc. *                                    1.11%         100         19.91         1,991
DF        Dean Foods Company                                            1.11%         181         10.99         1,989
UVV       Universal Corporation                                         1.13%          29         69.60         2,018
Energy (35.53%):
AROC      Archrock, Inc.                                                1.11%         158         12.60         1,991
CNX       CNX Resources Corporation *                                   2.22%         229         17.39         3,982
DO        Diamond Offshore Drilling, Inc. *                             2.23%         202         19.75         3,990
GPRE      Green Plains Inc.                                             1.11%         118         16.90         1,994
GPOR      Gulfport Energy Corporation *                                 2.22%         301         13.23         3,982
HLX       Helix Energy Solutions Group, Inc. *                          1.11%         249          8.01         1,995
MDR       McDermott International, Inc. +*                              2.22%         223         17.88         3,987
NE        Noble Corporation Plc +*                                      1.11%         327          6.09         1,991
OAS       Oasis Petroleum Inc. *                                        2.22%         302         13.21         3,989
OII       Oceaneering International, Inc.                               2.22%         151         26.34         3,977
PTEN      Patterson-UTI Energy, Inc.                                    2.22%         220         18.08         3,978
QEP       QEP Resources, Inc. *                                         2.22%         309         12.88         3,980
RRC       Range Resources Corporation                                   2.22%         233         17.07         3,977
REGI      Renewable Energy Group, Inc. *                                1.11%         116         17.20         1,995
REX       REX American Resources Corporation *                          1.10%          25         79.11         1,978
SM        SM Energy Company                                             2.23%         149         26.82         3,996
SWN       Southwestern Energy Company *                                 2.22%         727          5.48         3,984
SPN       Superior Energy Services, Inc. *                              2.22%         406          9.82         3,987
SLCA      U.S. Silica Holdings, Inc.                                    1.11%          76         26.16         1,988
UNT       Unit Corporation *                                            1.11%          74         26.94         1,994

                       Schedule of Investments (cont'd.)

             S&P Target SMid 60 Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                     Initial Date of Deposit-July 9, 2018



                                                                      Percentage
                                                                      of Aggregate    Number    Market       Cost of
Ticker Symbol and                                                     Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares    Share        the Trust (2)
___________________________________                                   ____________    ______    _________    _____________
Financials (6.67%):
AMBC      Ambac Financial Group, Inc. *                                 1.11%         100       $ 19.85      $  1,985
AEL       American Equity Investment Life Holding Company               1.12%          56         35.83         2,007
JHG       Janus Henderson Group Plc +                                   2.22%         128         31.16         3,989
OFG       OFG Bancorp                                                   1.11%         138         14.45         1,994
PMT       PennyMac Mortgage Investment Trust (6)                        1.11%         102         19.55         1,994
Health Care (4.45%):
MNK       Mallinckrodt Plc +*                                           2.22%         200         19.92         3,984
PDCO      Patterson Companies, Inc.                                     2.23%         173         23.08         3,993
Industrials (15.57%):
AAWW      Atlas Air Worldwide Holdings, Inc. *                          1.12%          28         71.45         2,001
GATX      GATX Corporation                                              2.23%          53         75.32         3,992
GWR       Genesee & Wyoming Inc. (Class A) *                            2.23%          48         83.28         3,998
JBLU      JetBlue Airways Corporation *                                 2.22%         205         19.45         3,987
NCI       Navigant Consulting, Inc. *                                   1.11%          88         22.72         1,999
DNOW      NOW Inc. *                                                    2.22%         289         13.78         3,982
R         Ryder System, Inc.                                            2.21%          54         73.23         3,954
TRN       Trinity Industries, Inc.                                      2.23%         115         34.71         3,992
Information Technology (5.55%):
CARS      Cars.com Inc. *                                               2.22%         133         29.90         3,977
NTCT      NetScout Systems, Inc. *                                      2.22%         131         30.40         3,982
PLAB      Photronics, Inc. *                                            1.11%         240          8.30         1,992
Materials (3.33%):
RYAM      Rayonier Advanced Materials Inc.                              1.11%         113         17.64         1,993
RS        Reliance Steel & Aluminum Co.                                 2.22%          45         88.32         3,974
Real Estate (8.89%):
ALEX      Alexander & Baldwin, Inc. (6)                                 2.22%         159         25.07         3,986
CBL       CBL & Associates Properties, Inc. (6)                         1.11%         346          5.76         1,993
CUZ       Cousins Properties Incorporated (6)                           2.22%         408          9.76         3,982
SNH       Senior Housing Properties Trust (6)                           2.23%         213         18.74         3,992
WSR       Whitestone REIT (Class B) (6)                                 1.11%         156         12.80         1,997
Telecommunication Services (3.34%):
IRDM      Iridium Communications Inc. *                                 1.12%         117         17.10         2,001
TDS       Telephone and Data Systems, Inc.                              2.22%         139         28.63         3,980
                                                                      _______                                ________
              Total Investments                                       100.00%                                $179,320
                                                                      =======                                ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

        Target Diversified Dividend Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                     Initial Date of Deposit-July 9, 2018



                                                                      Percentage
                                                                      of Aggregate    Number    Market       Cost of
Ticker Symbol and                                                     Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares    Share        the Trust (2)
___________________________________                                   ____________    ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.01%):
F         Ford Motor Company                                          2.50%           360       $ 11.06      $  3,982
GME       GameStop Corp. (Class A)                                    2.50%           263         15.15         3,985
GM        General Motors Company                                      2.51%           102         39.16         3,994
NWL       Newell Brands Inc.                                          2.50%           145         27.42         3,976
Consumer Staples (9.99%):
ADM       Archer-Daniels-Midland Company                              2.49%            85         46.71         3,970
DF        Dean Foods Company                                          2.50%           362         10.99         3,978
KHC       The Kraft Heinz Company                                     2.51%            62         64.43         3,995
UVV       Universal Corporation                                       2.49%            57         69.60         3,967
Energy (10.01%):
ENB       Enbridge Inc. +                                             2.50%           112         35.61         3,988
HP        Helmerich & Payne, Inc.                                     2.51%            61         65.46         3,993
SEMG      SemGroup Corporation                                        2.50%           154         25.85         3,981
VLO       Valero Energy Corporation                                   2.50%            37        107.83         3,990
Financials (9.98%):
MET       MetLife, Inc.                                               2.50%            91         43.73         3,979
PFG       Principal Financial Group, Inc.                             2.49%            74         53.62         3,968
PRU       Prudential Financial, Inc.                                  2.50%            42         94.85         3,984
UNM       Unum Group                                                  2.49%           104         38.12         3,965
Health Care (10.02%):
CAH       Cardinal Health, Inc.                                       2.51%            80         49.94         3,995
CVS       CVS Health Corporation                                      2.50%            60         66.48         3,989
OMI       Owens & Minor, Inc.                                         2.50%           233         17.08         3,980
PDCO      Patterson Companies, Inc.                                   2.51%           173         23.08         3,993
Industrials (9.99%):
AYR       Aircastle Limited +                                         2.50%           195         20.46         3,990
GATX      GATX Corporation                                            2.51%            53         75.32         3,992
R         Ryder System, Inc.                                          2.48%            54         73.23         3,954
SCS       Steelcase Inc.                                              2.50%           279         14.25         3,976
Information Technology (9.99%):
AVX       AVX Corporation                                             2.50%           221         18.00         3,978
AVGO      Broadcom Inc.                                               2.49%            16        247.68         3,963
JNPR      Juniper Networks, Inc.                                      2.49%           142         27.96         3,970
LRCX      Lam Research Corporation                                    2.51%            23        173.86         3,999

                       Schedule of Investments (cont'd.)

         Target Diversified Dividend Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                     Initial Date of Deposit-July 9, 2018



                                                                      Percentage
                                                                      of Aggregate    Number    Market       Cost of
Ticker Symbol and                                                     Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares    Share        the Trust (2)
___________________________________                                   ____________    ______    _________    _____________
Materials (9.99%):
UFS       Domtar Corporation                                            2.49%          83       $ 47.82      $  3,969
LYB       LyondellBasell Industries N.V. +                              2.52%          37        108.57         4,017
OSB       Norbord Inc. +                                                2.49%          96         41.35         3,970
RS        Reliance Steel & Aluminum Co.                                 2.49%          45         88.32         3,974
Telecommunication Services (10.01%):
T         AT&T Inc.                                                     2.50%         122         32.68         3,987
BCE       BCE Inc. +                                                    2.51%          96         41.64         3,997
TU        TELUS Corporation +                                           2.51%         111         35.99         3,995
VZ        Verizon Communications Inc.                                   2.49%          77         51.48         3,964
Utilities (10.01%):
DUK       Duke Energy Corporation                                       2.51%          49         81.62         3,999
EXC       Exelon Corporation                                            2.49%          92         43.09         3,964
FTS       Fortis Inc. +                                                 2.51%         123         32.49         3,996
NYLD      NRG Yield, Inc. (Class C)                                     2.50%         223         17.85         3,981
                                                                      _______                                ________
             Total Investments                                        100.00%                                $159,287
                                                                      =======                                ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

             Target Double Play Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018


                                                                      Percentage        Number    Market       Cost of
Ticker Symbol and                                                     of Aggregate      of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Offering Price    Shares    Share        the Trust (2)
___________________________________                                   ______________    ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (11.22%):
AMCX      AMC Networks Inc. (Class A) *                                 0.50%            12       $ 62.85      $     754
F         Ford Motor Company                                            2.50%           340         11.06          3,760
LEA       Lear Corporation                                              1.00%             8        187.39          1,499
M         Macy's, Inc.                                                  2.50%           102         36.89          3,763
MGA       Magna International Inc. (Class A) +                          1.72%            44         58.82          2,588
NWL       Newell Brands Inc.                                            2.50%           137         27.42          3,757
NXST      Nexstar Media Group, Inc.                                     0.50%            10         75.55            756
Energy (12.49%):
CVX       Chevron Corporation                                           2.47%            30        124.14          3,724
XOM       Exxon Mobil Corporation                                       2.52%            46         82.33          3,787
HP        Helmerich & Payne, Inc.                                       2.48%            57         65.46          3,731
HFC       HollyFrontier Corporation                                     2.51%            55         68.60          3,773
VLO       Valero Energy Corporation                                     2.51%            35        107.83          3,774
Financials (2.50%):
FNB       F.N.B. Corporation                                            2.50%           278         13.53          3,761
Health Care (3.01%):
HCA       HCA Healthcare, Inc.                                          3.01%            43        105.22          4,525
Industrials (3.97%):
ETN       Eaton Corporation Plc +                                       2.48%            49         76.02          3,725
SKYW      SkyWest, Inc.                                                 0.50%            14         53.75            753
URI       United Rentals, Inc. *                                        0.99%            10        149.53          1,495
Information Technology (28.95%):
AVGO      Broadcom Inc.                                                 8.72%            53        247.68         13,127
ESIO      Electro Scientific Industries, Inc. *                         0.50%            47         16.03            753
INTC      Intel Corporation                                            12.46%           365         51.37         18,750
MU        Micron Technology, Inc. *                                     5.06%           143         53.23          7,612
ON        ON Semiconductor Corporation *                                0.81%            53         23.10          1,224
STX       Seagate Technology Plc +                                      1.40%            36         58.59          2,109
Materials (17.83%):
MT        ArcelorMittal (ADR) +                                         2.50%           125         30.04          3,755
BCC       Boise Cascade Company                                         0.51%            17         45.20            768
EMN       Eastman Chemical Company                                      1.19%            18         99.74          1,795
KRO       Kronos Worldwide, Inc.                                        0.51%            34         22.40            762
LPX       Louisiana-Pacific Corporation                                 0.50%            27         27.95            755
LYB       LyondellBasell Industries N.V. +                              3.46%            48        108.57          5,211
MEOH      Methanex Corporation +                                        0.53%            11         71.95            791

                       Schedule of Investments (cont'd.)

             Target Double Play Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018



                                                                      Percentage        Number    Market       Cost of
Ticker Symbol and                                                     of Aggregate      of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Offering Price    Shares    Share        the Trust (2)
___________________________________                                   ______________    ______    _________    _____________
Materials (cont'd.):
OLN       Olin Corporation                                              2.51%           130       $ 29.03      $  3,774
RYAM      Rayonier Advanced Materials Inc.                              0.50%            43         17.64           759
SCHN      Schnitzer Steel Industries, Inc.                              0.51%            21         36.35           763
STLD      Steel Dynamics, Inc.                                          0.93%            30         46.39         1,392
X         United States Steel Corporation                               0.52%            22         35.34           778
WLK       Westlake Chemical Corporation                                 1.16%            16        109.46         1,751
WRK       WestRock Company                                              2.50%            66         56.92         3,757
Telecommunication Services (5.00%):
T         AT&T Inc.                                                     2.50%           115         32.68         3,758
CTL       CenturyLink, Inc.                                             2.50%           191         19.66         3,755
Utilities (15.03%):
BKH       Black Hills Corporation                                       2.51%            59         63.97         3,774
ETR       Entergy Corporation                                           2.52%            46         82.56         3,798
EXC       Exelon Corporation                                            2.49%            87         43.09         3,749
FE        FirstEnergy Corp.                                             2.49%           102         36.77         3,751
OGE       OGE Energy Corp.                                              2.51%           106         35.63         3,777
PEG       Public Service Enterprise Group Incorporated                  2.51%            71         53.27         3,782
                                                                      _______                                  ________
               Total Investments                                      100.00%                                  $150,455
                                                                      =======                                  ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

              Target Focus Four Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018


                                                                      Percentage
                                                                      of Aggregate      Number    Market       Cost of
Ticker Symbol and                                                     Offering          of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price             Shares    Share        the Trust (2)
___________________________________                                   ____________      ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (11.60%):
AMCX      AMC Networks Inc. (Class A) *                                 0.30%            25       $ 62.85      $   1,571
ASNA      Ascena Retail Group, Inc. *                                   0.33%           456          3.79          1,728
DDS       Dillard's, Inc. (Class A)                                     0.67%            38         90.90          3,454
EXPR      Express, Inc. *                                               0.33%           179          9.67          1,731
FCAU      Fiat Chrysler Automobiles N.V. +*                             0.40%           104         20.00          2,080
F         Ford Motor Company                                            1.50%           703         11.06          7,775
GCI       Gannett Co., Inc.                                             0.33%           168         10.28          1,727
GPI       Group 1 Automotive, Inc.                                      0.34%            25         70.14          1,753
HMC       Honda Motor Co., Ltd. (ADR) +                                 0.40%            71         29.19          2,072
ISCA      International Speedway Corporation                            0.67%            74         46.85          3,467
LEA       Lear Corporation                                              0.61%            17        187.39          3,186
MDC       M.D.C. Holdings, Inc.                                         0.33%            55         31.53          1,734
M         Macy's, Inc.                                                  1.50%           211         36.89          7,784
MGA       Magna International Inc. (Class A) +                          1.02%            90         58.82          5,294
NWL       Newell Brands Inc.                                            1.50%           283         27.42          7,760
NXST      Nexstar Media Group, Inc.                                     0.31%            21         75.55          1,587
RGS       Regis Corporation *                                           0.33%           103         16.85          1,735
SAH       Sonic Automotive, Inc.                                        0.33%            81         21.20          1,717
TM        Toyota Motor Corporation (ADR) +                              0.40%            16        129.56          2,073
Consumer Staples (2.15%):
ANDE      The Andersons, Inc.                                           0.34%            49         35.60          1,744
BTI       British American Tobacco Plc (ADR) +                          0.40%            40         51.78          2,071
DAR       Darling Ingredients Inc. *                                    0.33%            87         19.91          1,732
DF        Dean Foods Company                                            0.33%           157         10.99          1,725
FMX       Fomento Economico Mexicano, S.A.B. de C.V. (ADR) +            0.41%            22         95.72          2,106
UVV       Universal Corporation                                         0.34%            25         69.60          1,740
Energy (19.39%):
AROC      Archrock, Inc.                                                0.33%           137         12.60          1,726
CVX       Chevron Corporation                                           1.51%            63        124.14          7,821
CEO       CNOOC Limited (ADR) +                                         0.41%            13        161.66          2,102
CNX       CNX Resources Corporation *                                   0.67%           199         17.39          3,461
DO        Diamond Offshore Drilling, Inc. *                             0.67%           175         19.75          3,456
E         Eni SpA (ADR) +                                               0.40%            55         37.98          2,089
XOM       Exxon Mobil Corporation                                       1.49%            94         82.33          7,739
GPRE      Green Plains Inc.                                             0.33%           102         16.90          1,724
GPOR      Gulfport Energy Corporation *                                 0.67%           261         13.23          3,453
HLX       Helix Energy Solutions Group, Inc. *                          0.33%           216          8.01          1,730
HP        Helmerich & Payne, Inc.                                       1.50%           119         65.46          7,790

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018



                                                                      Percentage
                                                                      of Aggregate      Number    Market       Cost of
Ticker Symbol and                                                     Offering          of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price             Shares    Share        the Trust (2)
___________________________________                                   ____________      ______    _________    _____________
Energy (cont'd.):
HFC       HollyFrontier Corporation                                     1.50%           113       $ 68.60      $   7,752
MDR       McDermott International, Inc. +*                              0.67%           193         17.88          3,451
NE        Noble Corporation Plc +*                                      0.33%           284          6.09          1,730
OAS       Oasis Petroleum Inc. *                                        0.67%           262         13.21          3,461
OII       Oceaneering International, Inc.                               0.67%           131         26.34          3,450
PTEN      Patterson-UTI Energy, Inc.                                    0.67%           191         18.08          3,453
PBR       Petroleo Brasileiro S.A. - Petrobras (ADR) +                  0.40%           199         10.42          2,074
QEP       QEP Resources, Inc. *                                         0.67%           268         12.88          3,452
RRC       Range Resources Corporation                                   0.66%           202         17.07          3,448
REGI      Renewable Energy Group, Inc. *                                0.33%           100         17.20          1,720
REX       REX American Resources Corporation *                          0.34%            22         79.11          1,740
SM        SM Energy Company                                             0.67%           129         26.82          3,460
SWN       Southwestern Energy Company *                                 0.67%           631          5.48          3,458
SPN       Superior Energy Services, Inc. *                              0.67%           352          9.82          3,457
SLCA      U.S. Silica Holdings, Inc.                                    0.33%            66         26.16          1,727
UNT       Unit Corporation *                                            0.33%            64         26.94          1,724
VLO       Valero Energy Corporation                                     1.50%            72        107.83          7,764
Financials (7.09%):
AMBC      Ambac Financial Group, Inc. *                                 0.33%            87         19.85          1,727
AEL       American Equity Investment Life Holding Company               0.33%            48         35.83          1,720
BBVA      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                 0.40%           279          7.43          2,073
BSBR      Banco Santander Brasil S.A. (ADS) +                           0.40%           271          7.64          2,070
SAN       Banco Santander S.A. (ADR) +                                  0.40%           371          5.59          2,074
FNB       F.N.B. Corporation                                            1.50%           575         13.53          7,780
ING       ING Groep N.V. (ADR) +                                        0.40%           141         14.75          2,080
JHG       Janus Henderson Group Plc +                                   0.67%           111         31.16          3,459
LYG       Lloyds Banking Group Plc (ADR) +                              0.40%           621          3.34          2,074
MUFG      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +           0.40%           371          5.59          2,074
MFG       Mizuho Financial Group, Inc. (ADR) +                          0.40%           621          3.34          2,074
OFG       OFG Bancorp                                                   0.33%           120         14.45          1,734
PMT       PennyMac Mortgage Investment Trust (6)                        0.33%            88         19.55          1,720
RBS       The Royal Bank of Scotland Group Plc (ADR) +*                 0.40%           309          6.71          2,073
SMFG      Sumitomo Mitsui Financial Group, Inc. (ADR) +                 0.40%           271          7.66          2,076
Health Care (3.12%):
HCA       HCA Healthcare, Inc.                                          1.79%            88        105.22          9,259
MNK       Mallinckrodt Plc +*                                           0.66%           173         19.92          3,446
PDCO      Patterson Companies, Inc.                                     0.67%           150         23.08          3,462

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018



                                                                      Percentage
                                                                      of Aggregate      Number    Market       Cost of
Ticker Symbol and                                                     Offering          of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price             Shares    Share        the Trust (2)
___________________________________                                   ____________      ______    _________    _____________
Industrials (7.07%):
AAWW      Atlas Air Worldwide Holdings, Inc. *                          0.33%            24       $ 71.45      $   1,715
ETN       Eaton Corporation Plc +                                       1.50%           102         76.02          7,754
GATX      GATX Corporation                                              0.67%            46         75.32          3,465
GWR       Genesee & Wyoming Inc. (Class A) *                            0.66%            41         83.28          3,414
JBLU      JetBlue Airways Corporation *                                 0.67%           178         19.45          3,462
NCI       Navigant Consulting, Inc. *                                   0.33%            76         22.72          1,727
DNOW      NOW Inc. *                                                    0.67%           251         13.78          3,459
R         Ryder System, Inc.                                            0.66%            47         73.23          3,442
SKYW      SkyWest, Inc.                                                 0.30%            29         53.75          1,559
TRN       Trinity Industries, Inc.                                      0.67%           100         34.71          3,471
URI       United Rentals, Inc. *                                        0.61%            21        149.53          3,140
Information Technology (19.49%):
AVGO      Broadcom Inc.                                                 5.26%           110        247.68         27,245
CAJ       Canon Inc. (ADR) +                                            0.40%            66         31.50          2,079
CARS      Cars.com Inc. *                                               0.67%           116         29.90          3,468
ESIO      Electro Scientific Industries, Inc. *                         0.30%            97         16.03          1,555
INTC      Intel Corporation                                             7.49%           756         51.37         38,836
MU        Micron Technology, Inc. *                                     3.04%           296         53.23         15,756
NTCT      NetScout Systems, Inc. *                                      0.67%           114         30.40          3,466
ON        ON Semiconductor Corporation *                                0.49%           109         23.10          2,518
PLAB      Photronics, Inc. *                                            0.33%           208          8.30          1,726
STX       Seagate Technology Plc +                                      0.84%            74         58.59          4,336
Materials (12.44%):
MT        ArcelorMittal (ADR) +                                         1.90%           328         30.04          9,853
BCC       Boise Cascade Company                                         0.30%            35         45.20          1,582
EMN       Eastman Chemical Company                                      0.71%            37         99.74          3,690
KRO       Kronos Worldwide, Inc.                                        0.30%            70         22.40          1,568
LPX       Louisiana-Pacific Corporation                                 0.30%            56         27.95          1,565
LYB       LyondellBasell Industries N.V. +                              2.09%           100        108.57         10,857
MEOH      Methanex Corporation +                                        0.31%            22         71.95          1,583
OLN       Olin Corporation                                              1.50%           268         29.03          7,780
PKX       POSCO (ADR) +                                                 0.39%            29         70.40          2,042
RYAM      Rayonier Advanced Materials Inc.                              0.63%           187         17.64          3,299
RS        Reliance Steel & Aluminum Co.                                 0.66%            39         88.32          3,444
SCHN      Schnitzer Steel Industries, Inc.                              0.30%            43         36.35          1,563
STLD      Steel Dynamics, Inc.                                          0.55%            61         46.39          2,830
X         United States Steel Corporation                               0.30%            44         35.34          1,555
WLK       Westlake Chemical Corporation                                 0.70%            33        109.46          3,612
WRK       WestRock Company                                              1.50%           137         56.92          7,798

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018



                                                                      Percentage
                                                                      of Aggregate      Number    Market       Cost of
Ticker Symbol and                                                     Offering          of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price             Shares    Share        the Trust (2)
___________________________________                                   ____________      ______    _________    _____________
Real Estate (2.66%):
ALEX      Alexander & Baldwin, Inc. (6)                                 0.67%           138       $ 25.07      $  3,460
CBL       CBL & Associates Properties, Inc. (6)                         0.33%           300          5.76         1,728
CUZ       Cousins Properties Incorporated (6)                           0.67%           354          9.76         3,455
SNH       Senior Housing Properties Trust (6)                           0.66%           184         18.74         3,448
WSR       Whitestone REIT (Class B) (6)                                 0.33%           135         12.80         1,728
Telecommunication Services (5.20%):
T         AT&T Inc.                                                     1.50%           238         32.68         7,778
CTL       CenturyLink, Inc.                                             1.50%           395         19.66         7,766
CHL       China Mobile Limited (ADR) +                                  0.40%            46         44.82         2,062
CHU       China Unicom (Hong Kong) Limited (ADR) +                      0.40%           170         12.20         2,074
IRDM      Iridium Communications Inc. *                                 0.33%           101         17.10         1,727
ORAN      Orange (ADR) +                                                0.40%           119         17.40         2,071
TDS       Telephone and Data Systems, Inc.                              0.67%           121         28.63         3,464
Utilities (9.79%):
BKH       Black Hills Corporation                                       1.49%           121         63.97         7,740
ETR       Entergy Corporation                                           1.50%            94         82.56         7,761
EXC       Exelon Corporation                                            1.50%           180         43.09         7,756
FE        FirstEnergy Corp.                                             1.50%           211         36.77         7,758
KEP       Korea Electric Power Corporation (ADR) +                      0.40%           146         14.18         2,070
NGG       National Grid Plc (ADR) +                                     0.40%            35         58.59         2,051
OGE       OGE Energy Corp.                                              1.50%           218         35.63         7,767
PEG       Public Service Enterprise Group Incorporated                  1.50%           146         53.27         7,777
                                                                      _______                                  _________
               Total Investments                                      100.00%                                  $518,388
                                                                      =======                                  =========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

       Target Global Dividend Leaders Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018



                                                                       Percentage
                                                                       of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                      Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(4)                                    Price          Shares   Share       the Trust (2)
___________________________________                                    ____________   ______   _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (8.01%):
BKE         The Buckle, Inc.                                             2.00%          133    $ 26.55     $  3,531
CHS         Chico's FAS, Inc.                                            2.00%          418       8.44        3,528
HRB         H&R Block, Inc.                                              2.00%          150      23.51        3,527
M           Macy's, Inc.                                                 2.01%           96      36.89        3,541
Consumer Staples (8.02%):
BGS         B&G Foods, Inc.                                              2.00%          109      32.35        3,526
BTI         British American Tobacco Plc (ADR) +                         2.00%           68      51.78        3,521
KHC         The Kraft Heinz Company                                      2.01%           55      64.43        3,544
UVV         Universal Corporation                                        2.01%           51      69.60        3,550
Energy (16.01%):
SNP         China Petroleum & Chemical Corporation (Sinopec)
            (ADR) +                                                      1.99%           40      87.64        3,506
CEO         CNOOC Limited (ADR) +                                        2.02%           22     161.66        3,557
CVI         CVR Energy, Inc.                                             2.00%           97      36.28        3,519
E           Eni SpA (ADR) +                                              2.00%           93      37.98        3,532
XOM         Exxon Mobil Corporation                                      2.01%           43      82.33        3,540
HP          Helmerich & Payne, Inc.                                      2.00%           54      65.46        3,535
TOT         Total S.A. (ADR) +                                           1.99%           56      62.74        3,513
WMB         The Williams Companies, Inc.                                 2.00%          128      27.58        3,530
Financials (8.01%):
FII         Federated Investors, Inc. (Class B)                          2.01%          149      23.74        3,537
JHG         Janus Henderson Group Plc +                                  2.00%          113      31.16        3,521
NRZ         New Residential Investment Corp. (6)                         1.00%           97      18.17        1,762
PMT         PennyMac Mortgage Investment Trust (6)                       1.00%           90      19.55        1,760
WDR         Waddell & Reed Financial, Inc.                               2.00%          185      19.03        3,521
Industrials (6.00%):
AYR         Aircastle Limited +                                          2.00%          172      20.46        3,519
CVA         Covanta Holding Corporation                                  2.00%          208      16.95        3,526
SSW         Seaspan Corporation +                                        2.00%          331      10.66        3,528
Information Technology (5.99%):
AUO         AU Optronics Corp. (ADR) +                                   2.00%          830       4.25        3,528
STX         Seagate Technology Plc +                                     1.99%           60      58.59        3,515
UMC         United Microelectronics Corporation (ADR) +                  2.00%        1,246       2.83        3,526
Materials (7.99%):
BAK         Braskem S.A. (ADR) +                                         1.99%          138      25.47        3,515
OSB         Norbord Inc. +                                               1.99%           85      41.35        3,515
RIO         Rio Tinto Plc (ADR) +                                        2.01%           65      54.65        3,552
SHI         Sinopec Shanghai Petrochemical Company Limited
            (ADR) +                                                      2.00%           60      58.77        3,526

                       Schedule of Investments (cont'd.)

       Target Global Dividend Leaders Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018


                                                                       Percentage
                                                                       of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                      Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(4)                                    Price          Shares   Share       the Trust (2)
___________________________________                                    ____________   ______   _________   _____________
Real Estate (17.98%):
BRX         Brixmor Property Group Inc. (6)                              1.00%          101     $17.44     $  1,761
CHSP        Chesapeake Lodging Trust (6)                                 1.00%           54      32.75        1,769
CXW         CoreCivic, Inc. (6)                                          1.00%           74      23.80        1,761
GEO         The GEO Group, Inc. (6)                                      0.99%           66      26.58        1,754
HPT         Hospitality Properties Trust (6)                             1.00%           61      28.93        1,765
HST         Host Hotels & Resorts, Inc. (6)                              1.00%           83      21.32        1,770
KIM         Kimco Realty Corporation (6)                                 1.00%          104      16.91        1,759
LAMR        Lamar Advertising Company (6)                                0.99%           25      69.50        1,738
PK          Park Hotels & Resorts Inc. (6)                               0.99%           56      31.32        1,754
PDM         Piedmont Office Realty Trust, Inc. (6)                       0.99%           86      20.40        1,754
RPAI        Retail Properties of America, Inc. (6)                       1.00%          135      13.06        1,763
RHP         Ryman Hospitality Properties, Inc. (6)                       1.01%           21      84.45        1,773
SBRA        Sabra Health Care REIT, Inc. (6)                             1.00%           78      22.66        1,767
SNH         Senior Housing Properties Trust (6)                          1.00%           94      18.74        1,762
VTR         Ventas, Inc. (6)                                             1.01%           30      59.12        1,774
WPG         Washington Prime Group Inc. (6)                              1.00%          212       8.33        1,766
WRI         Weingarten Realty Investors (6)                              1.00%           57      30.99        1,766
XHR         Xenia Hotels & Resorts, Inc. (6)                             1.00%           71      24.85        1,764
Telecommunication Services (14.00%):
T           AT&T Inc.                                                    2.00%          108      32.68        3,529
CTL         CenturyLink, Inc.                                            2.00%          179      19.66        3,519
CHL         China Mobile Limited (ADR) +                                 2.01%           79      44.82        3,541
MBT         Mobile TeleSystems PJSC (ADR) +                              2.00%          391       9.03        3,531
SKM         SK Telecom Co., Ltd. (ADR) +                                 2.00%          154      22.92        3,530
TU          TELUS Corporation +                                          2.00%           98      35.99        3,527
VZ          Verizon Communications Inc.                                  1.99%           68      51.48        3,501
Utilities (7.99%):
AES         The AES Corporation                                          2.00%          271      13.00        3,523
CNP         CenterPoint Energy, Inc.                                     2.00%          126      27.94        3,520
NGG         National Grid Plc (ADR) +                                    1.99%           60      58.59        3,515
PEGI        Pattern Energy Group Inc.                                    2.00%          185      19.10        3,534
                                                                       _______                             ________
                 Total Investments                                     100.00%                             $176,341
                                                                       =======                             ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                Target Growth Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


    At the Opening of Business on the Initial Date of Deposit-July 9, 2018


                                                                       Percentage
                                                                       of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                      Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(4)                                    Price          Shares   Share       the Trust (2)
___________________________________                                    ____________   ______   _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (19.98%):
BURL      Burlington Stores, Inc. *                                      3.28%         27      $ 151.13    $  4,081
CMG       Chipotle Mexican Grill, Inc. *                                 3.27%          9        451.04       4,059
RACE      Ferrari N.V. +                                                 3.38%         31        135.36       4,196
POOL      Pool Corporation                                               3.37%         27        155.16       4,189
SERV      ServiceMaster Global Holdings, Inc. *                          3.36%         69         60.44       4,170
ULTA      Ulta Beauty, Inc. *                                            3.32%         17        242.61       4,124
Consumer Staples (6.69%):
CHD       Church & Dwight Co., Inc.                                      3.34%         76         54.66       4,154
K         Kellogg Company                                                3.35%         58         71.83       4,166
Energy (19.87%):
CLR       Continental Resources, Inc. *                                  3.33%         66         62.75       4,141
EGN       Energen Corporation *                                          3.32%         55         75.10       4,131
EOG       EOG Resources, Inc.                                            3.30%         33        124.35       4,104
HFC       HollyFrontier Corporation                                      3.31%         60         68.60       4,116
PSX       Phillips 66                                                    3.31%         37        111.18       4,114
VLO       Valero Energy Corporation                                      3.30%         38        107.83       4,098
Financials (6.69%):
MCO       Moody's Corporation                                            3.34%         24        172.81       4,147
MSCI      MSCI Inc.                                                      3.35%         25        166.61       4,165
Health Care (6.63%):
ABMD      ABIOMED, Inc. *                                                3.27%         10        405.99       4,060
BIO       Bio-Rad Laboratories, Inc. (Class A) *                         3.36%         14        297.92       4,171
Industrials (20.07%):
CNI       Canadian National Railway Company +                            3.36%         51         81.98       4,181
CSX       CSX Corporation                                                3.35%         64         65.00       4,160
JBHT      J.B. Hunt Transport Services, Inc.                             3.34%         34        122.04       4,149
NSC       Norfolk Southern Corporation                                   3.36%         27        154.52       4,172
TRU       TransUnion                                                     3.32%         56         73.76       4,131
UNP       Union Pacific Corporation                                      3.34%         29        143.06       4,149
Information Technology (20.07%):
ADBE      Adobe Systems Incorporated *                                   3.39%         17        248.19       4,219
AMD       Advanced Micro Devices, Inc. *                                 3.33%        253         16.36       4,139
GDDY      GoDaddy Inc. (Class A) *                                       3.32%         56         73.78       4,132
INTU      Intuit Inc.                                                    3.35%         20        208.15       4,163
MU        Micron Technology, Inc. *                                      3.34%         78         53.23       4,152
V         Visa Inc. (Class A)                                            3.34%         31        134.09       4,157
                                                                       _______                             ________
          Total Investments                                            100.00%                             $124,290
                                                                       =======                             ========
___________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                Target Triad Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018


                                                                       Percentage
                                                                       of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                      Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(4)                                    Price          Shares   Share       the Trust (2)
___________________________________                                    ____________   ______   _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (16.23%):
BURL        Burlington Stores, Inc. *                                    2.02%         36      $ 151.13    $  5,441
CMG         Chipotle Mexican Grill, Inc. *                               2.01%         12        451.04       5,413
RACE        Ferrari N.V. +                                               2.01%         40        135.36       5,414
FCAU        Fiat Chrysler Automobiles N.V. +*                            0.40%         54         20.00       1,080
F           Ford Motor Company                                           0.75%        183         11.06       2,024
GME         GameStop Corp. (Class A)                                     0.75%        133         15.15       2,015
GM          General Motors Company                                       0.76%         52         39.16       2,036
HMC         Honda Motor Co., Ltd. (ADR) +                                0.40%         37         29.19       1,080
NWL         Newell Brands Inc.                                           0.75%         74         27.42       2,029
POOL        Pool Corporation                                             2.02%         35        155.16       5,431
SERV        ServiceMaster Global Holdings, Inc. *                        2.00%         89         60.44       5,379
TM          Toyota Motor Corporation (ADR) +                             0.38%          8        129.56       1,037
ULTA        Ulta Beauty, Inc. *                                          1.98%         22        242.61       5,337
Consumer Staples (7.79%):
ADM         Archer-Daniels-Midland Company                               0.75%         43         46.71       2,009
BTI         British American Tobacco Plc (ADR) +                         0.40%         21         51.78       1,087
CHD         Church & Dwight Co., Inc.                                    2.01%         99         54.66       5,411
DF          Dean Foods Company                                           0.75%        184         10.99       2,022
FMX         Fomento Economico Mexicano, S.A.B. de C.V. (ADR) +           0.39%         11         95.72       1,053
K           Kellogg Company                                              2.00%         75         71.83       5,387
KHC         The Kraft Heinz Company                                      0.74%         31         64.43       1,997
UVV         Universal Corporation                                        0.75%         29         69.60       2,018
Energy (16.20%):
CEO         CNOOC Limited (ADR) +                                        0.42%          7        161.66       1,132
CLR         Continental Resources, Inc. *                                2.00%         86         62.75       5,397
ENB         Enbridge Inc. +                                              0.75%         57         35.61       2,030
EGN         Energen Corporation *                                        2.01%         72         75.10       5,407
E           Eni SpA (ADR) +                                              0.39%         28         37.98       1,063
EOG         EOG Resources, Inc.                                          1.98%         43        124.35       5,347
HP          Helmerich & Payne, Inc.                                      0.75%         31         65.46       2,029
HFC         HollyFrontier Corporation                                    2.01%         79         68.60       5,419
PBR         Petroleo Brasileiro S.A. - Petrobras (ADR) +                 0.40%        103         10.42       1,073
PSX         Phillips 66                                                  1.98%         48        111.18       5,337
SEMG        SemGroup Corporation                                         0.75%         78         25.85       2,016
VLO         Valero Energy Corporation                                    2.76%         69        107.83       7,441

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                     Initial Date of Deposit-July 9, 2018


                                                                       Percentage
                                                                       of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                      Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(4)                                    Price          Shares   Share       the Trust (2)
___________________________________                                    ____________   ______   _________   _____________
Financials (10.57%):
BBVA        Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                0.40%        145      $   7.43    $  1,077
BSBR        Banco Santander Brasil S.A. (ADS) +                          0.40%        141          7.64       1,077
SAN         Banco Santander S.A. (ADR) +                                 0.40%        193          5.59       1,079
ING         ING Groep N.V. (ADR) +                                       0.40%         73         14.75       1,077
LYG         Lloyds Banking Group Plc (ADR) +                             0.40%        323          3.34       1,079
MET         MetLife, Inc.                                                0.75%         46         43.73       2,012
MUFG        Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +          0.40%        193          5.59       1,079
MFG         Mizuho Financial Group, Inc. (ADR) +                         0.40%        323          3.34       1,079
MCO         Moody's Corporation                                          1.99%         31        172.81       5,357
MSCI        MSCI Inc.                                                    1.98%         32        166.61       5,332
PFG         Principal Financial Group, Inc.                              0.76%         38         53.62       2,038
PRU         Prudential Financial, Inc.                                   0.74%         21         94.85       1,992
RBS         The Royal Bank of Scotland Group Plc (ADR) +*                0.40%        161          6.71       1,080
SMFG        Sumitomo Mitsui Financial Group, Inc. (ADR) +                0.40%        141          7.66       1,080
UNM         Unum Group                                                   0.75%         53         38.12       2,020
Health Care (6.93%):
ABMD        ABIOMED, Inc. *                                              1.96%         13        405.99       5,278
BIO         Bio-Rad Laboratories, Inc. (Class A) *                       1.99%         18        297.92       5,363
CAH         Cardinal Health, Inc.                                        0.74%         40         49.94       1,998
CVS         CVS Health Corporation                                       0.74%         30         66.48       1,994
OMI         Owens & Minor, Inc.                                          0.75%        118         17.08       2,015
PDCO        Patterson Companies, Inc.                                    0.75%         88         23.08       2,031
Industrials (15.04%):
AYR         Aircastle Limited +                                          0.75%         99         20.46       2,026
CNI         Canadian National Railway Company +                          2.01%         66         81.98       5,411
CSX         CSX Corporation                                              2.00%         83         65.00       5,395
GATX        GATX Corporation                                             0.75%         27         75.32       2,034
JBHT        J.B. Hunt Transport Services, Inc.                           1.99%         44        122.04       5,370
NSC         Norfolk Southern Corporation                                 2.01%         35        154.52       5,408
R           Ryder System, Inc.                                           0.76%         28         73.23       2,050
SCS         Steelcase Inc.                                               0.75%        142         14.25       2,024
TRU         TransUnion                                                   2.00%         73         73.76       5,385
UNP         Union Pacific Corporation                                    2.02%         38        143.06       5,436

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2018


                                                                       Percentage
                                                                       of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                      Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(4)                                    Price          Shares   Share       the Trust (2)
___________________________________                                    ____________   ______   _________   _____________
Information Technology (15.43%):
ADBE        Adobe Systems Incorporated *                                 2.03%         22      $ 248.19    $  5,460
AMD         Advanced Micro Devices, Inc. *                               2.00%        329         16.36       5,382
AVX         AVX Corporation                                              0.75%        112         18.00       2,016
AVGO        Broadcom Inc.                                                0.73%          8        247.68       1,981
CAJ         Canon Inc. (ADR) +                                           0.40%         34         31.50       1,071
GDDY        GoDaddy Inc. (Class A) *                                     2.00%         73         73.78       5,386
INTU        Intuit Inc.                                                  2.01%         26        208.15       5,412
JNPR        Juniper Networks, Inc.                                       0.75%         72         27.96       2,013
LRCX        Lam Research Corporation                                     0.77%         12        173.86       2,086
MU          Micron Technology, Inc. *                                    2.00%        101         53.23       5,376
V           Visa Inc. (Class A)                                          1.99%         40        134.09       5,364
Materials (3.81%):
MT          ArcelorMittal (ADR) +                                        0.40%         36         30.04       1,081
UFS         Domtar Corporation                                           0.75%         42         47.82       2,008
LYB         LyondellBasell Industries N.V. +                             0.77%         19        108.57       2,063
OSB         Norbord Inc. +                                               0.75%         49         41.35       2,026
PKX         POSCO (ADR) +                                                0.39%         15         70.40       1,056
RS          Reliance Steel & Aluminum Co.                                0.75%         23         88.32       2,031
Telecommunication Services (4.20%):
T           AT&T Inc.                                                    0.75%         62         32.68       2,026
BCE         BCE Inc. +                                                   0.76%         49         41.64       2,040
CHL         China Mobile Limited (ADR) +                                 0.40%         24         44.82       1,076
CHU         China Unicom (Hong Kong) Limited (ADR) +                     0.40%         88         12.20       1,074
ORAN        Orange (ADR) +                                               0.40%         62         17.40       1,079
TU          TELUS Corporation +                                          0.75%         56         35.99       2,015
VZ          Verizon Communications Inc.                                  0.74%         39         51.48       2,008
Utilities (3.80%):
DUK         Duke Energy Corporation                                      0.76%         25         81.62       2,041
EXC         Exelon Corporation                                           0.75%         47         43.09       2,025
FTS         Fortis Inc. +                                                0.75%         62         32.49       2,014
KEP         Korea Electric Power Corporation (ADR) +                     0.40%         76         14.18       1,078
NGG         National Grid Plc (ADR) +                                    0.39%         18         58.59       1,055
NYLD        NRG Yield, Inc. (Class C)                                    0.75%        113         17.85       2,017
                                                                       _______                             ________
         Total Investments                                             100.00%                             $269,427
                                                                       =======                             ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                 Target VIP Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


    At the Opening of Business on the Initial Date of Deposit-July 9, 2018



                                                                          Percentage       Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(4)                                       Offering Price   Shares     per Share   the Trust (2)
___________________________________                                       ______________   ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (18.63%):
AMCX         AMC Networks Inc. (Class A) *                                  0.17%            30       $  62.85    $  1,885
BJRI         BJ's Restaurants, Inc.                                         0.50%            91          61.40       5,587
CHUY         Chuy's Holdings, Inc. *                                        0.21%            75          31.85       2,389
DAI GY       Daimler AG #                                                   0.83%           137          68.15       9,336
DLTH         Duluth Holdings Inc. *                                         0.28%           127          24.76       3,145
HD           The Home Depot, Inc.                                           5.55%           320         194.48      62,233
LEA          Lear Corporation                                               0.33%            20         187.39       3,748
LGIH         LGI Homes, Inc. *                                              0.53%           102          57.97       5,913
MGA          Magna International Inc. (Class A) +                           0.57%           108          58.82       6,353
MBUU         Malibu Boats, Inc. (Class A) *                                 0.34%            89          42.89       3,817
MCD          McDonald's Corporation                                         3.34%           235         159.42      37,464
KORS         Michael Kors Holdings Limited +*                               0.10%            16          66.97       1,072
NEWM         New Media Investment Group Inc.                                0.44%           265          18.76       4,971
NXST         Nexstar Media Group, Inc.                                      0.17%            25          75.55       1,889
ORLY         O'Reilly Automotive, Inc. *                                    0.30%            12         282.95       3,395
OXM          Oxford Industries, Inc.                                        0.55%            73          85.11       6,213
ROST         Ross Stores, Inc.                                              0.43%            56          86.32       4,834
RUTH         Ruth's Hospitality Group, Inc.                                 0.34%           136          28.30       3,849
SCVL         Shoe Carnival, Inc.                                            0.21%            70          33.23       2,326
TSCO         Tractor Supply Company                                         0.10%            14          76.72       1,074
DIS          The Walt Disney Company                                        3.34%           357         104.78      37,406
Consumer Staples (5.58%):
CHD          Church & Dwight Co., Inc.                                      0.26%            53          54.66       2,897
IMB LN       Imperial Brands Plc #                                          0.84%           244          38.38       9,365
KR           The Kroger Co.                                                 0.44%           170          29.12       4,950
SYY          Sysco Corporation                                              0.70%           113          69.38       7,840
WBA          Walgreens Boots Alliance, Inc.                                 3.34%           591          63.30      37,410
Energy (2.20%):
MPC          Marathon Petroleum Corporation                                 0.28%            44          70.20       3,089
PSX          Phillips 66                                                    0.45%            45         111.18       5,003
REGI         Renewable Energy Group, Inc. *                                 0.25%           164          17.20       2,821
RDSB LN      Royal Dutch Shell Plc (Class B) #                              0.83%           261          35.83       9,352
VLO          Valero Energy Corporation                                      0.39%            41         107.83       4,421
Financials (15.40%):
G IM         Assicurazioni Generali SpA #                                   0.83%           548          17.07       9,355
AIZ          Assurant, Inc.                                                 0.20%            21         104.72       2,199
AV/ LN       Aviva Plc #                                                    0.83%         1,419           6.59       9,348
CS FP        AXA S.A. #                                                     0.83%           377          24.81       9,353
BNP FP       BNP Paribas S.A. #                                             0.83%           148          63.24       9,359
ACA FP       Credit Agricole S.A. #                                         0.83%           692          13.51       9,352
EFSC         Enterprise Financial Services Corp                             0.50%           101          55.55       5,611
HIIQ         Health Insurance Innovations, Inc. (Class A) *                 0.17%            56          34.50       1,932
HFWA         Heritage Financial Corporation                                 0.51%           161          35.60       5,732
HSBA LN      HSBC Holdings Plc #                                            0.83%         1,002           9.33       9,344
INGA NA      ING Groep N.V. #                                               0.83%           633          14.76       9,342

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 3rd Quarter 2018 Series
                                    FT 7450



    At the Opening of Business on the Initial Date of Deposit-July 9, 2018




                                                                          Percentage       Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(4)                                       Offering Price   Shares     per Share   the Trust (2)
___________________________________                                       ______________   ______     _________   _____________
Financials (cont'd.):
KNSL         Kinsale Capital Group, Inc.                                    0.46%            94       $  55.44    $  5,211
NMIH         NMI Holdings, Inc. (Class A) *                                 0.43%           285          16.90       4,817
NDA SS       Nordea Bank AB #                                               0.83%           951           9.83       9,345
SPGI         S&P Global Inc.                                                1.51%            82         206.37      16,922
SAMPO FH     Sampo Oyj (Class A) #                                          0.83%           189          49.43       9,342
GLE FP       Societe Generale S.A. #                                        0.83%           217          43.11       9,356
SREN SW      Swiss Re AG #                                                  0.83%           106          88.03       9,332
SYF          Synchrony Financial                                            0.75%           248          33.70       8,358
TBK          Triumph Bancorp, Inc. *                                        0.43%           114          42.00       4,788
UVE          Universal Insurance Holdings, Inc.                             0.49%           153          35.65       5,454
ZURN SW      Zurich Insurance Group AG #                                    0.82%            31         298.39       9,250
Health Care (5.94%):
ABMD         ABIOMED, Inc. *                                                0.58%            16         405.99       6,496
ALGN         Align Technology, Inc. *                                       0.37%            12         347.47       4,170
CUTR         Cutera, Inc. *                                                 0.22%            59          41.80       2,466
HCA          HCA Healthcare, Inc.                                           0.99%           106         105.22      11,153
IDXX         IDEXX Laboratories, Inc. *                                     0.88%            44         225.53       9,923
LMNX         Luminex Corporation                                            0.52%           193          30.10       5,809
MEDP         Medpace Holdings, Inc. *                                       0.61%           154          44.34       6,828
PRSC         The Providence Service Corporation *                           0.41%            56          82.65       4,628
ZTS          Zoetis Inc.                                                    1.36%           175          86.86      15,201
Industrials (7.06%):
BA           The Boeing Company                                             1.58%            53         334.64      17,736
CTAS         Cintas Corporation                                             0.27%            16         191.27       3,060
CMCO         Columbus McKinnon Corporation                                  0.40%           102          43.61       4,448
CBPX         Continental Building Products, Inc. *                          0.46%           160          32.35       5,176
CSX          CSX Corporation                                                0.76%           131          65.00       8,515
ECHO         Echo Global Logistics, Inc. *                                  0.32%           123          29.40       3,616
EXPD         Expeditors International of Washington, Inc.                   0.10%            16          71.85       1,150
FSS          Federal Signal Corporation                                     0.55%           261          23.72       6,191
ICFI         ICF International, Inc.                                        0.53%            82          73.05       5,990
JBHT         J.B. Hunt Transport Services, Inc.                             0.17%            16         122.04       1,953
MRTN         Marten Transport, Ltd.                                         0.51%           236          24.05       5,676
PGTI         PGT Innovations, Inc. *                                        0.43%           225          21.35       4,804
RHI          Robert Half International Inc.                                 0.06%            11          65.88         725
SKYW         SkyWest, Inc.                                                  0.17%            35          53.75       1,881
TPIC         TPI Composites, Inc. *                                         0.40%           150          29.94       4,491
URI          United Rentals, Inc. *                                         0.35%            26         149.53       3,888
Information Technology (33.27%):
ADBE         Adobe Systems Incorporated *                                   1.62%            73         248.19      18,118
AAPL         Apple Inc.                                                     7.50%           447         187.97      84,023
AVGO         Broadcom Inc.                                                  2.92%           132         247.68      32,694
CRCM         Care.com, Inc. *                                               0.26%           134          21.69       2,906
COHU         Cohu, Inc.                                                     0.28%           123          25.14       3,092
CMTL         Comtech Telecommunications Corp.                               0.30%           102          32.70       3,335
ESIO         Electro Scientific Industries, Inc. *                          0.17%           117          16.03       1,876

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


    At the Opening of Business on the Initial Date of Deposit-July 9, 2018



                                                                          Percentage       Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(4)                                       Offering Price   Shares     per Share   the Trust (2)
___________________________________                                       ______________   ______     _________   _____________
Information Technology (cont'd.):
PLUS         ePlus inc. *                                                   0.52%             59      $  99.55    $    5,873
INTC         Intel Corporation                                              7.34%          1,604         51.37        82,397
INTU         Intuit Inc.                                                    0.71%             38        208.15         7,910
MA           Mastercard Incorporated                                        1.97%            111        199.52        22,147
MU           Micron Technology, Inc. *                                      2.52%            530         53.23        28,212
NANO         Nanometrics Incorporated *                                     0.33%            102         36.49         3,722
NVDA         NVIDIA Corporation                                             1.99%             90        247.33        22,260
ON           ON Semiconductor Corporation *                                 0.27%            131         23.10         3,026
STX          Seagate Technology Plc +                                       0.64%            121         58.59         7,090
TXN          Texas Instruments Incorporated                                 1.47%            146        112.71        16,456
VRSN         VeriSign, Inc. *                                               0.16%             13        141.91         1,845
V            Visa Inc. (Class A)                                            2.30%            192        134.09        25,745
Materials (6.93%):
MT           ArcelorMittal (ADR) +                                          0.83%            311         30.04         9,342
BCC          Boise Cascade Company                                          0.17%             42         45.20         1,898
EMN          Eastman Chemical Company                                       0.39%             44         99.74         4,389
KMG          KMG Chemicals, Inc.                                            0.46%             67         76.30         5,112
KRA          Kraton Corp. *                                                 0.58%            138         46.82         6,461
KRO          Kronos Worldwide, Inc.                                         0.17%             84         22.40         1,882
LPX          Louisiana-Pacific Corporation                                  0.17%             67         27.95         1,873
LYB          LyondellBasell Industries N.V. +                               1.16%            120        108.57        13,028
MTRN         Materion Corporation                                           0.44%             87         56.45         4,911
MEOH         Methanex Corporation +                                         0.17%             26         71.95         1,871
RYAM         Rayonier Advanced Materials Inc.                               0.17%            106         17.64         1,870
RIO LN       Rio Tinto Plc #                                                0.83%            173         54.06         9,352
SCHN         Schnitzer Steel Industries, Inc.                               0.53%            164         36.35         5,961
STLD         Steel Dynamics, Inc.                                           0.30%             73         46.39         3,386
X            United States Steel Corporation                                0.17%             53         35.34         1,873
WLK          Westlake Chemical Corporation                                  0.39%             40        109.46         4,378
Real Estate (1.44%):
MMI          Marcus & Millichap, Inc. *                                     0.61%            169         40.58         6,858
URW NA       Unibail-Rodamco SE & WFD Unibail-Rodamco NV
             (Stapled) #                                                    0.83%             42        220.27         9,251
Telecommunication Services (1.66%):
BT/A LN      BT Group Plc #                                                 0.83%           3,040         3.07         9,347
VOD LN       Vodafone Group Plc #                                           0.83%           3,685         2.54         9,346
Utilities (1.89%):
CNP          CenterPoint Energy, Inc.                                       0.05%             21         27.94           587
NG/ LN       National Grid Plc #                                            0.83%            803         11.64         9,346
NEE          NextEra Energy, Inc.                                           0.35%             23        170.31         3,917
PEG          Public Service Enterprise Group Incorporated                   0.12%             25         53.27         1,332
SJW          SJW Group                                                      0.54%             90         67.29         6,056
                                                                          _______                                 __________
                  Total Investments                                       100.00%                                 $1,121,477
                                                                          =======                                 ==========

___________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

           Value Line(R) Target 25 Portfolio, 3rd Quarter 2018 Series
                                    FT 7450


                       At the Opening of Business on the
                     Initial Date of Deposit-July 9, 2018




                                                                         Percentage
                                                                         of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                        Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares      Share         the Trust (2)
___________________________________                                      ___________     ______      _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (7.50%):
AMCX        AMC Networks Inc. (Class A) *                                  1.01%           29        $  62.85      $  1,823
LEA         Lear Corporation                                               2.08%           20          187.39         3,748
MGA         Magna International Inc. (Class A) +                           3.40%          104           58.82         6,117
NXST        Nexstar Media Group, Inc.                                      1.01%           24           75.55         1,813
Health Care (5.97%):
HCA         HCA Healthcare, Inc.                                           5.97%          102          105.22        10,732
Industrials (3.10%):
SKYW        SkyWest, Inc.                                                  1.02%           34           53.75         1,828
URI         United Rentals, Inc. *                                         2.08%           25          149.53         3,738
Information Technology (57.96%):
AVGO        Broadcom Inc.                                                 17.49%          127          247.68        31,455
ESIO        Electro Scientific Industries, Inc. *                          1.01%          113           16.03         1,811
INTC        Intel Corporation                                             24.96%          874           51.37        44,898
MU          Micron Technology, Inc. *                                     10.12%          342           53.23        18,205
ON          ON Semiconductor Corporation *                                 1.61%          125           23.10         2,888
STX         Seagate Technology Plc +                                       2.77%           85           58.59         4,980
Materials (25.47%):
MT          ArcelorMittal (ADR) +                                          4.99%          299           30.04         8,982
BCC         Boise Cascade Company                                          1.00%           40           45.20         1,808
EMN         Eastman Chemical Company                                       2.33%           42           99.74         4,189
KRO         Kronos Worldwide, Inc.                                         1.01%           81           22.40         1,814
LPX         Louisiana-Pacific Corporation                                  1.01%           65           27.95         1,817
LYB         LyondellBasell Industries N.V. +                               7.00%          116          108.57        12,594
MEOH        Methanex Corporation +                                         1.00%           25           71.95         1,799
RYAM        Rayonier Advanced Materials Inc.                               1.00%          102           17.64         1,799
SCHN        Schnitzer Steel Industries, Inc.                               1.01%           50           36.35         1,818
STLD        Steel Dynamics, Inc.                                           1.81%           70           46.39         3,247
X           United States Steel Corporation                                1.00%           51           35.34         1,802
WLK         Westlake Chemical Corporation                                  2.31%           38          109.46         4,160
                                                                         _______                                   ________
                 Total Investments                                       100.00%                                   $179,865
                                                                         =======                                   ========
___________

See "Notes to Schedules of Investments" on page 45.

Page 44


                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on July 9, 2018. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation
Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                           Cost of Securities    Profit
                                                                               to Sponsor        (Loss)
                                                                           __________________    ________
The Dow (R) Target 5 Portfolio, 3rd Quarter 2018 Series                      $  162,968          $  (31)
The Dow (R) Target Dividend Portfolio, 3rd Quarter 2018 Series                  177,088            (513)
Global Target 15 Portfolio, 3rd Quarter 2018 Series                             162,995          (1,586)
S&P Dividend Aristocrats Target 25 Portfolio, 3rd Quarter 2018 Series           133,362            (318)
S&P Target 24 Portfolio, 3rd Quarter 2018 Series                                139,008            (712)
S&P Target SMid 60 Portfolio, 3rd Quarter 2018 Series                           180,549          (1,229)
Target Diversified Dividend Portfolio, 3rd Quarter 2018 Series                  160,156            (869)
Target Double Play Portfolio, 3rd Quarter 2018 Series                           151,194            (739)
Target Focus Four Portfolio, 3rd Quarter 2018 Series                            521,453          (3,065)
Target Global Dividend Leaders Portfolio, 3rd Quarter 2018 Series               177,370          (1,029)
Target Growth Portfolio, 3rd Quarter 2018 Series                                125,071            (781)
Target Triad Portfolio, 3rd Quarter 2018 Series                                 271,127          (1,700)
Target VIP Portfolio, 3rd Quarter 2018 Series                                 1,129,038          (7,561)
Value Line (R) Target 25 Portfolio, 3rd Quarter 2018 Series                     181,112          (1,247)


(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise the approximate percentage of the investments of the Trusts as indicated:

The Dow(R) Target Dividend Portfolio, 3rd Quarter 2018 Series, 5.00% (consisting of Ireland, 5.00%)

S&P Target 24 Portfolio, 3rd Quarter 2018 Series, 0.58%
(consisting of United Kingdom, 0.58%)

S&P Target SMid 60 Portfolio, 3rd Quarter 2018 Series, 7.77%
(consisting of Ireland, 2.22%; Panama, 2.22% and United Kingdom, 3.33%)

Target Diversified Dividend Portfolio, 3rd Quarter 2018 Series, 17.54% (consisting of Bermuda, 2.50%; Canada, 12.52% and The Netherlands, 2.52%)

Target Double Play Portfolio, 3rd Quarter 2018 Series, 12.09%
(consisting of Canada, 2.25%; Ireland, 3.88%; Luxembourg, 2.50% and The Netherlands, 3.46%)

Target Focus Four Portfolio, 3rd Quarter 2018 Series, 19.60%
(consisting of Brazil, 0.80%; Canada, 1.33%; China, 0.41%; France, 0.40%; Hong Kong, 0.80%; Ireland, 3.00%; Italy, 0.40%; Japan, 2.40%; Luxembourg, 1.90%;
Mexico, 0.41%; The Netherlands, 2.49%; Panama, 0.67%; South Korea, 0.79%; Spain, 0.80% and United Kingdom, 3.00%)

Page 45


Target Global Dividend Leaders Portfolio, 3rd Quarter 2018 Series, 39.98% (consisting of Bermuda, 2.00%; Brazil, 1.99%; Canada, 3.99%; China, 6.01%; France, 1.99%; Hong Kong, 4.01%; Ireland, 1.99%; Italy, 2.00%; Russia, 2.00%;
South Korea, 2.00%; Taiwan, 4.00% and United Kingdom, 8.00%)

Target Growth Portfolio, 3rd Quarter 2018 Series, 6.74%
(consisting of Canada, 3.36% and Italy, 3.38%)

Target Triad Portfolio, 3rd Quarter 2018 Series, 19.26%
(consisting of Bermuda, 0.75%; Brazil, 0.80%; Canada, 5.77%; China, 0.42%; France, 0.40%; Hong Kong, 0.80%; Italy, 2.40%; Japan, 2.38%; Luxembourg, 0.40%; Mexico, 0.39%; The Netherlands, 1.17%; South Korea, 0.79%; Spain, 0.80% and United Kingdom, 1.99%)

Target VIP Portfolio, 3rd Quarter 2018 Series, 20.07%
(consisting of Canada, 0.74%; Finland, 0.83%; France, 4.15%; Germany, 0.83%; Ireland, 0.64%; Italy, 0.83%; Luxembourg, 0.83%; The Netherlands, 2.82%; Sweden, 0.83%; Switzerland, 1.65% and United Kingdom, 5.92%)

Value Line(R) Target 25 Portfolio, 3rd Quarter 2018 Series, 19.16% (consisting of Canada, 4.40%; Ireland, 2.77%; Luxembourg, 4.99% and The Netherlands, 7.00%)

(5) Securities of companies in the following sectors comprise the approximate percentage of the investments of the Global Target 15 Portfolio, 3rd Quarter 2018 Series as indicated:

Consumer Discretionary, 6.66%; Consumer Staples, 6.66%; Energy, 6.67%; Financials, 33.34%; Health Care, 13.34%; Information Technology, 6.67%; Telecommunication Services, 20.00% and Utilities, 6.66%

(6) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise the approximate percentage of the investments of the Trusts as indicated:

S&P Target SMid 60 Portfolio, 3rd Quarter 2018 Series, 10.00%
Target Focus Four Portfolio, 3rd Quarter 2018 Series, 2.99%
Target Global Dividend Leaders Portfolio, 3rd Quarter 2018 Series, 19.98%

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

* This Security represents a non-income producing security.

                                 The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 7450, consists of 14 separate portfolios set forth below:

- Dow(R) Target 5 3Q '18 - Term 10/9/19
(The Dow(R) Target 5 Portfolio, 3rd Quarter 2018 Series) Dow(R) Target Dvd. 3Q '18 - Term 10/9/19
(The Dow(R) Target Dividend Portfolio, 3rd Quarter 2018
Series)
- Global Target 15 3Q '18 - Term 10/9/19
(Global Target 15 Portfolio, 3rd Quarter 2018 Series)
- S&P Dividend Aristocrats Target 25 3Q '18 - Term 10/9/19 (S&P Dividend Aristocrats Target 25 Portfolio, 3rd Quarter 2018 Series)
- S&P Target 24 3Q '18 - Term 10/9/19
(S&P Target 24 Portfolio, 3rd Quarter 2018 Series)
- S&P Target SMid 60 3Q '18 - Term 10/9/19
(S&P Target SMid 60 Portfolio, 3rd Quarter 2018 Series)
- Target Divsd. Dvd. 3Q '18 - Term 10/9/19
(Target Diversified Dividend Portfolio, 3rd Quarter 2018
Series)
- Target Dbl. Play 3Q '18 - Term 10/9/19
(Target Double Play Portfolio, 3rd Quarter 2018 Series)
- Target Focus 4 3Q '18 - Term 10/9/19
(Target Focus Four Portfolio, 3rd Quarter 2018 Series)
- Target Global Dvd. Leaders 3Q '18 - Term 10/9/19
(Target Global Dividend Leaders Portfolio, 3rd Quarter 2018
Series)
- Target Growth 3Q '18 - Term 10/9/19
(Target Growth Portfolio, 3rd Quarter 2018 Series)
- Target Triad 3Q '18 - Term 10/9/19
(Target Triad Portfolio, 3rd Quarter 2018 Series)
- Target VIP 3Q '18 - Term 10/9/19
(Target VIP Portfolio, 3rd Quarter 2018 Series)
- Value Line(R) Target 25 3Q '18 - Term 10/9/19
(Value Line(R) Target 25 Portfolio, 3rd Quarter 2018 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                         Portfolios

Objective.


When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.
Under normal circumstances, the Dow Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, Target Diversified Dividend Portfolio and Target Global Dividend Leaders Portfolio will invest at least 80% of their assets in dividend-paying securities and the S&P Target SMid 60 Portfolio will invest at least 80% of its assets in small and/or mid capitalization companies.


               The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, The Dow(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average ("DJIA(R)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow
(R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a Large-Cap Growth Trust.


            The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to seek to achieve its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by the following equally-weighted factors:

- Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend Strategy. In the event of a tie, the stock with the better price-to-book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow (R) Target Dividend Portfolio is considered to be a Large-Cap Value Trust.


                 Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(R), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Value Trust.


        S&P Dividend Aristocrats Target 25 Portfolio

The S&P Dividend Aristocrats Target 25 Strategy invests in companies from the S&P 500 Dividend Aristocrats Index. The index consists of companies from the S&P 500 Index that have increased dividends every year for at least 25 consecutive years. The S&P Dividend Aristocrats Target 25 Strategy stocks are determined as follows:

Step 1: We begin with all stocks contained in the S&P 500 Dividend Aristocrats Index as of two business days prior to the date of this prospectus.

Step 2: We rank each stock on three equally-weighted factors:

- Debt-to equity. Compares a company's long-term debt to their stockholder's equity. Higher levels of this ratio are associated with higher risk, lower levels with lower risk.

- Price-to-cash flow. Measures the cost of a company's stock for every dollar of cash flow generated. A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value.

- Return-on-assets. Compares a company's net income to its total assets. The ratio shows how efficiently a company generates net income from its assets.

Step 3: We rank each of the companies by their combined factor scores.

Step 4: We select an approximately equally-weighted portfolio of the best scoring 25 stocks with a maximum of seven stocks from any one of the major Global Industry Classification Standard ("GICS(R)") market sectors. If more than seven stocks from any one of the major GICS(R) sectors are selected, these stocks are excluded and replaced with the next best scoring stocks which satisfy the criteria set forth above. In the event of a tie, the stock with the better return-on-assets ratio is selected. Regulated investment companies, limited partnerships and business development companies are not eligible for selection.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Dividend Aristocrats Target 25 Portfolio is considered to be a Large-Cap Blend Trust.


                   S&P Target 24 Portfolio

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

- Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

- Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

- Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Blend Trust.


                S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, in our opinion the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price-to-book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price-to-book ratio.

Step 3: We rank each stock on three equally-weighted factors:

      - Price to cash flow;

      - 12-month change in return on assets; and

      - 3-month price appreciation.

Step 4: We eliminate any regulated investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600, taking into consideration that only whole shares will be purchased.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target SMid 60 Portfolio is considered to be a Small-Cap Value Trust.


            Target Diversified Dividend Portfolio

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $250 million;

      - Minimum three-month average daily trading volume of $1.5 million; and

      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

      - Indicated dividend yield - 50%;

      - Price-to-book - 25%; and

      - Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the major S&P GICS(R) market sectors with the highest combined ranking on the three factors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price-to-book ratio is selected.

                Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to seek to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line(R) Target 25 Strategy. Stocks of financial companies, as defined by S&P's GICS(R), the stocks of companies whose shares are not listed on a U.S. securities exchange, and stocks of limited partnerships are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                 Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500

Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to seek to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the S&P Target SMid 60 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "S&P Target SMid 60 Portfolio" and "Double Play Portfolio," respectively. The Securities which comprise The NYSE(R) International Target 25 Strategy were selected as follows:

NYSE(R) International Target 25 Strategy:

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

      - Price-to-book; and

      - Price to cash flow.

Lower, but positive, price-to-book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price-to-book ratio is selected.

          Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:

      - Domestic equity - all U.S. stocks.

      - International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or in the form of American Depositary Receipts/ADRs.

      - REITs - all U.S. REITs (including Mortgage REITs).

Step 2: Regulated investment companies and limited partnerships are excluded from all universes. REITs (including Mortgage REITs) are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

      - Market capitalization greater than $1 billion.

      - Three-month average daily trading volume greater than $1 million.

      - Current indicated dividend yield greater than twice that of the S&P 500 Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings. The domestic and international equity universes are subject to a maximum of four stocks from any one of the major market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.

      - 40% domestic equity.

      - 40% international equity.

      - 20% REITs.

                   Target Growth Portfolio

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $6 billion;

      - Minimum three month average daily trading volume of $5 million; and

      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

      - Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1-payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);

      - Change in return on assets; and

      - Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the major GICS(R) market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the higher sustainable growth rate is selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Growth Portfolio is considered to be a Large-Cap Growth Trust.


                   Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to seek above-average total return, has been developed to seek to address this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% of the portfolio is composed of common stocks which comprise the Target Growth Strategy.

The Securities which comprise the NYSE(R) International Target 25 Strategy, the Target Diversified Dividend Strategy and the Target Growth Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Focus Four Portfolio," "Target Diversified Dividend Portfolio" and "Target Growth Portfolio," respectively.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a Large-Cap Value Trust.


                    Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "S&P Target 24 Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, the Nasdaq(R) Target 15 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(R) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, The Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company's shares outstanding as of the business day prior to the date of this prospectus.

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for Nasdaq(R) Target 15

Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, NYSE MTK (formerly the NYSE Amex) or The NASDAQ Stock Market, LLC(R) (excluding limited partnerships, American Depositary Receipts/ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

             Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States

(excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P Dividend Aristocrats, S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the Sponsor or First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such products. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.

"Value Line," "The Value Line Investment Survey" and "Timeliness" are trademarks or registered trademarks of Value Line, Inc. and/or its affiliates ("Value Line") that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, Target Focus Four Portfolio, Target VIP Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line. Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and Target Triad Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 3000(R) Index, S&P 500 Index, S&P 1000(R) Index, S&P MidCap 400 Index, S&P SmallCap 600 Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                        Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Three of the Securities in the S&P Target 24 Portfolio and three of the Securities in the Value Line(R) Target 25 Portfolio represent approximately

38.96% and 52.57%, respectively, of the value of each Trust. If these stocks decline in value you may lose a substantial portion of your investment.

Current Economic Conditions. The global economy continues to experience moderate growth. At the same time developed and developing economies outside the United States are broadly experiencing economic recoveries on a regional and global perspective. Worldwide, central bank monetary policy is trending towards policies of interest rate normalization though at different levels of commitment and in varying degrees of progress.

As economies around the world have begun to reflate, inflation has trended modestly higher but so far not to worrisome levels. Inflation remains relatively tame worldwide, partly reflecting unemployment rates, worker participation rates and a continuation of the process of financial deleveraging in major developed economies. The global employment situation has improved but upside to wage growth remains challenged, as the effects of globalization and technology continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind some emerging market economies, after declining in recent years, have begun to move higher driven by a weak U.S. dollar, an increase in global demand and a strengthening of foreign currencies, which makes U.S. dollar priced commodities particularly attractive to foreign buyers. Concern about the recent gains in the price of oil and other commodity prices would appear somewhat overstated considering the effects of technology on production, distribution and usage, which are counter-inflationary over the intermediate to long term.

Monetary risk remains a concern should central banks raise their benchmark rates suddenly at a quicker pace and to unexpectedly higher levels.

Tax reform in the United States, in the form of tax cuts and opportunity for repatriation of earnings for corporations, could provide liquidity as the Federal Reserve removes stimulus via the process of normalization. In effect, this could enable companies to navigate the process of interest rate normalization without as much disruption as some expect.

Tariff risk could possibly recede quickly should resolution appear on the horizon. For now, fundamentals stateside (economic and corporate revenue and earnings) do not appear to be showing signs of deterioration but rather look to have further room for improvement.

Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors. If your Trust is concentrated in one or more sectors, you should understand the risks of an investment in such sectors.


The Dow(R) Target 5 Portfolio is concentrated in stocks of health care companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of energy and utilities companies. The Global Target 15 Portfolio is concentrated in stocks of financials companies. The S&P Dividend Aristocrats Target 25 Portfolio and the Target Growth Portfolio are concentrated in stocks of consumer products companies. The S&P Target 24 Portfolio, the Target Double Play Portfolio and the Target VIP Portfolio are concentrated in stocks of information technology companies. The S&P Target SMid 60 Portfolio is concentrated in stocks of energy companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of information technology and materials companies.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer product companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer product companies.

Energy. Energy companies include those companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products sector include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. Friction with certain oil producing countries, and between the governments of the United States and other major exporters of oil to the United States, or policy shifts by governmental entities and intergovernmental entities such as OPEC, could put oil exports at risk. In addition, falling oil and gas prices may negatively impact the profitability and business prospects of certain energy companies. Further, global concerns of civil unrest in foreign countries may also affect the flow of oil from such countries.


Financials. Companies in the financial services sector include banks, thrifts, brokerage firms, broker/dealers, investment banks, finance companies, mutual fund companies, mortgage real estate investment trusts and insurance companies.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

The financial crisis, initially related to the subprime mortgage market, spread to other parts of the economy, and subsequently affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. In addition, governmental authorities in the United States and other countries have passed and may continue to pass laws and regulations, such as the Dodd-Frank Wall Street Reform and Consumer Act ("Dodd-Frank"), that have had a direct impact on companies in the financial services sector. These recent laws and regulations provide for increased restrictions on investment activities; increased oversight, regulation and involvement in the practices of companies in the financial services sector by entities such as the Financial Services Oversight Council, the Federal Reserve Board, the office of the Controller of the Currency and the FDIC; contain safeguard provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers; subject companies in the financial services sector to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession; and increase efforts to investigate the actions of companies and individuals in the financial services sector. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets. In addition, with the election of a Republican president and a Republican-controlled Congress, it is possible that there will be significant changes to Dodd-Frank and other recently enacted laws and regulations. It is difficult to predict the impact that such changes will have on the economy, generally or companies in the financial services sector.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products. Technological advances allow these nontraditional lending sources and financial services providers to cut overhead and permit the more efficient use of customer data. These companies compete with banks and thrifts to provide traditional financial services products in addition to their brokerage and investment advice. The FRB recently issued a final rule which establishes requirements for determining when a company is predominantly engaged in financial activities. While the final rule does not designate any companies for additional supervision or regulation, these companies could be subject to the requirements of the Bank Holding Act of 1956 ("BHC Act"). These companies could be required to register as bank holding companies with the FRB and could be subject to capital and other regulatory requirements of traditional banks, among other potential new or enhanced regulatory standards. The BHC Act generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. This may result in a decrease in profits and missed business opportunities for these companies. Additionally, certain companies that are unable to meet the newly imposed regulatory requirements might be forced to cease their financing activities, which could further reduce available credit for consumers.

Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Dodd-Frank also established the Treasury's Federal Insurance Office. The Federal Insurance Office has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Health Care. General risks of health care companies involve extensive competition, generic drug sales, the loss of patent protection, product liability litigation and evolving government regulation. For example, the Health Care and Education Affordability Reconciliation Act of 2010 (the "Act"), passed into law in March 2010, has had and will continue to have a significant impact on the health care sector. The goal of the legislation is to provide health insurance coverage for those who do not have it. The measure requires most Americans to purchase health insurance coverage; will add approximately 16 million people to the Medicaid rolls; and will subsidize private coverage for low- and middle-income people. The Act also regulates private insurers more closely, banning practices such as denial of care for pre-existing conditions. The implementation of the Act's provisions will continue to take place over the next several years and has initially been met with significant setbacks. Implementation of the Act could cause a decrease in the profitability of companies in the health care sector through increased costs and possible downward pressure on prices charged. However, in May 2017, the U.S. House of Representatives passed legislation known as the American Health Care Act, which, if enacted would amend or repeal significant portions of the Act. The long-term effects of the Act and any other legislative proposals on the health care sector remain uncertain and cannot be predicted. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that a product will ever come to market. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.


Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.


Materials. General risks of the basic materials sector include the general state of the economy, consolidation, domestic and international politics and excess capacity. In addition, basic materials companies may also be significantly affected by volatility of commodity prices, import controls, worldwide competition, liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control devices.


Utilities. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Utility companies are subject to extensive regulation at the federal and state levels in the United States. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities sector. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could affect a company's profitability and the value of its securities. In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.

REITs. Certain of the Securities in the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Hong Kong and China. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in Hong Kong or China. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong and/or China. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market.

China is underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities. Securities prices on the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

United Kingdom. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is a member of the European Union ("E.U.") which was formed by the Maastricht Treaty on European Union (the "Treaty"); however, on June 23, 2016, a majority of voters in the United Kingdom voted in favor of Brexit. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made the E.U. one of the largest common markets in the world. Under the Treaty, the United Kingdom and the E.U. have two years, after formal notification of withdrawal is given to the E.U., to agree on a withdrawal agreement. If no agreement is formed within two years, the United Kingdom may leave the E.U. without an agreement. The United Kingdom is one of the fastest growing economies in the G7; however, economists are concerned about the potential negative impact of Brexit. The United Kingdom and other E.U. members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services. Brexit and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by United Kingdom issuers difficult to predict.

Asia Pacific Region. Certain of the Securities held by certain of the Trusts are issued by companies headquartered and/ or incorporated in the Asia Pacific region. Such Trusts are therefore more susceptible to the economic, market, regulatory, political, natural disasters and local risks of the Asia Pacific region. The region has historically been highly dependent on global trade, with nations taking strong roles in both the importing and exporting of goods; such a relationship creates a risk with this dependency on global growth. The respective stock markets tend to have a larger prevalence of smaller companies that are inherently more volatile and less liquid than larger companies. Varying levels of accounting and disclosure standards, restrictions on foreign ownership, minority ownership rights, and corporate governance standards are also common for the region.

Europe. Certain of the Securities held by certain of the Trusts are issued by companies headquartered and/or incorporated in Europe. Such Trusts are therefore subject to certain risks associated specifically with Europe. A significant number of countries in Europe are member states in the E.U., and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies, including money supply and official interest rates for the Euro, is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continues to have, a significant negative impact on the economies of certain European countries and their future economic outlooks. The United Kingdom vote to leave the E.U. and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on Securities issued by European issuers difficult to predict.

Foreign Securities. Certain of the Securities held by certain of the Trusts are issued by foreign entities, which makes the Trusts subject to more risks than if they invested solely in domestic securities. A foreign Security held by a Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio and Target VIP Portfolio is maintained by: Hongkong and Shanghai Banking Corporation for Hong Kong Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging Markets. Certain of the Securities held by certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of Units of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the

Units. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.

Small and/or Mid Capitalization Companies. Certain of the Securities held by certain of the Trusts are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trusts have become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause a Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trusts to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trusts through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of a Trust's third-party service providers, or issuers in which a Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trusts have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trusts do not directly control the cybersecurity systems of issuers or third-party service providers.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning British American Tobacco Plc, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.


            Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, FT Index, Hang Seng Index, MSCI All Country World Index and a combination of the DJIA(R), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(R). The Dow Jones Industrial Average is a price-weighted measure of 30 U.S. blue-chip companies. The index covers all industries with the exception of transportation and utilities. While stock selection is not governed by quantitative rules, a stock typically is added to the index only if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500(R) Index. The S&P 500(R) Index consists of stocks of 500 issuers chosen by Standard and Poor's to be representative of the leaders of various industries.

S&P 1000(R) Index. The S&P 1000(R) Index is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.

                                  COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
 (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                   HYPOTHETICAL STRATEGY TOTAL RETURNS(1)(4)
-----------------------------------------------------------------------------------------------------------------
                                                         S&P DIVIDEND                              TARGET
            THE DOW(R)      THE DOW(R)     GLOBAL        ARISTOCRATS      S&P      S&P TARGET    DIVERSIFIED
             TARGET 5    TARGET DIVIDEND  TARGET 15       TARGET 25    TARGET 24     SMID 60      DIVIDEND
YEAR         STRATEGY       STRATEGY      STRATEGY         STRATEGY    STRATEGY     STRATEGY      STRATEGY
----        ----------   ---------------  ---------      ------------  ---------   -----------  -------------
1972        20.25%
1973        17.68%
1974        -7.45%
1975        62.95%
1976        38.93%
1977         3.26%
1978        -1.21%
1979         7.47%
1980        38.80%
1981         1.30%
1982        41.11%
1983        34.30%
1984         8.64%
1985        36.06%
1986        28.36%                                                       19.51%
1987         8.54%                          15.87%                        1.90%
1988        18.99%                          20.70%                        4.46%
1989         8.05%                          14.28%                       22.50%
1990       -17.86%                           0.44%                        6.60%
1991        59.88%                          39.67%                       40.52%
1992        20.71%         30.19%           24.00%                       -1.63%
1993        31.48%         18.37%           62.09%                        8.20%
1994         5.52%         -8.38%          -10.23%                        4.96%
1995        28.12%         47.09%           11.25%                       39.14%       25.49%       28.32%
1996        23.56%         16.31%           19.24%                       31.43%       13.35%       15.12%
1997        17.22%         40.80%           -8.97%                       30.23%       42.26%       26.14%
1998         9.98%          3.11%           10.89%                       39.98%        4.98%       13.09%
1999        -9.39%         -6.48%            5.94%                       41.30%       24.03%       17.71%
2000         8.38%         26.05%            2.02%           6.85%        4.01%       14.21%       19.99%
2001        -4.93%         40.84%           -1.25%          16.05%      -10.90%       32.16%       29.79%
2002       -12.78%         -0.68%          -14.50%         -10.19%      -19.10%       -5.19%      -10.29%
2003        20.30%         32.32%           35.65%          19.76%       23.29%       45.56%       47.28%
2004         9.71%         19.06%           29.00%          17.19%       13.72%       23.65%       20.68%
2005        -2.88%          2.42%           11.28%           3.63%        3.79%        3.20%        2.10%
2006        38.86%         17.78%           39.79%          18.01%        1.58%       19.81%       15.56%
2007         1.75%          1.23%           14.04%           5.24%        3.32%       -9.56%       -3.73%
2008       -50.34%        -39.44%          -43.43%         -22.21%      -29.28%      -37.59%      -36.97%
2009        17.42%         14.56%           49.01%          21.73%       12.23%       60.17%       41.04%
2010        10.23%         15.87%            9.10%          16.90%       18.28%       15.20%       20.35%
2011        17.01%          5.73%           -8.40%           8.44%        7.05%       -8.73%        3.27%
2012         9.38%          5.08%           24.94%          12.46%        8.11%       20.51%       10.90%
2013        38.53%         28.89%           16.27%          33.44%       42.43%       37.53%       31.77%
2014        11.58%         13.00%           10.10%          11.55%        7.17%       -0.17%        5.31%
2015         7.81%         -5.89%           -6.44%          -2.87%        2.17%       -8.80%      -12.92%
2016        11.73%         23.19%           -2.87%          13.34%        0.75%       30.90%       16.01%
2017        10.18%          7.23%           15.77%          16.65%       19.44%        0.02%        6.76%
2018        -4.35%          1.31%           -4.28%          -5.66%        5.86%       -0.20%       -1.85%
(thru 6/29)

                                  COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
 (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                   HYPOTHETICAL STRATEGY TOTAL RETURNS(1)(4)
-----------------------------------------------------------------------------------------------------------------
                            TARGET        TARGET GLOBAL
              TARGET        FOCUS           DIVIDEND      TARGET        TARGET      TARGET      VALUE LINE(R)
            DOUBLE PLAY      FOUR            LEADERS      GROWTH        TRIAD        VIP          TARGET 25
YEAR         STRATEGY      STRATEGY         STRATEGY     STRATEGY      STRATEGY    STRATEGY       STRATEGY
----        -----------    --------       -------------  --------      --------    --------     -------------
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985                                                                                                33.42%
1986                                                                                                20.31%
1987                                                                                                17.02%
1988                                                                                                -9.30%
1989                                                                                                48.29%
1990                                                                                  0.25%          3.24%
1991                                                                                 57.23%         83.90%
1992          13.52%                                                                  4.24%         -2.54%
1993          21.60%                                                                 22.20%         25.15%
1994           1.86%                                                                  2.19%         12.28%
1995          49.45%                                      31.09%                     43.05%         52.30%
1996          35.29%         28.00%                       25.12%        22.30%       38.82%         54.35%
1997          37.11%         37.43%                       41.29%        34.92%       25.97%         34.02%
1998          47.21%         31.16%          2.76%        37.30%        27.61%       51.39%         91.16%
1999          52.88%         45.31%         12.58%        33.93%        32.03%       48.96%        111.42%
2000           7.16%          9.81%          4.80%         8.50%        12.03%       -4.41%        -10.32%
2001          20.11%         20.36%          7.10%        -4.07%         5.02%      -11.17%          0.00%
2002         -12.47%        -10.95%         -7.46%       -10.68%       -11.51%      -21.23%        -23.82%
2003          35.64%         39.06%         48.30%        34.17%        38.45%       34.91%         39.45%
2004          20.40%         21.77%         24.70%        16.87%        18.65%       13.17%         21.90%
2005          11.02%          9.06%         11.79%        17.26%        12.41%        6.88%         19.82%
2006           9.05%         14.38%         29.67%        16.97%        17.68%       11.98%          0.79%
2007          12.35%          7.14%         22.29%        20.08%        13.49%        9.37%         23.68%
2008         -45.55%        -43.28%        -30.05%       -52.45%       -47.47%      -45.84%        -51.37%
2009           8.54%         27.54%         53.52%        18.37%        27.37%       12.17%          3.24%
2010          22.21%         18.04%         20.31%        17.29%        16.49%       18.41%         28.71%
2011         -12.10%        -11.46%          0.45%       -12.42%        -8.26%       -1.95%        -29.20%
2012           9.54%         12.84%         12.86%         5.90%         7.60%       12.35%         14.30%
2013          31.31%         31.59%         25.36%        37.30%        33.35%       36.28%         34.10%
2014          11.33%          5.97%          3.23%         6.43%         4.63%        6.25%         10.06%
2015          -7.79%         -8.31%        -12.28%         8.36%         0.07%       -4.35%         -9.34%
2016          14.08%         19.08%         15.01%        -1.74%         4.92%        8.37%          5.43%
2017           7.25%          5.83%          7.32%        35.44%        24.67%       20.04%          7.61%
2018           3.21%          1.45%         -1.41%         4.91%         1.84%        2.46%          5.46%
(thru 6/29)

                                  COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
                                             INDEX TOTAL RETURNS(4)
-----------------------------------------------------------------------------------------------------------------
                    DOW JONES                                                          MSCI ALL     CUMULATIVE
                   U.S. SELECT                        RUSSELL                           COUNTRY    INTERNATIONAL
                    DIVIDEND     S&P 500   S&P 1000   3000(R)              HANG SENG     WORLD         INDEX
YEAR     DJIA(R)    INDEX(SM)     INDEX     INDEX      INDEX    FT INDEX     INDEX       INDEX      RETURNS(3)
----     -------   -----------   -------   --------   -------   --------   ---------   --------   --------------
1972      18.48%                  19.00%
1973     -13.28%                 -14.69%
1974     -23.58%                 -26.47%
1975      44.75%                  37.23%
1976      22.82%                  23.93%
1977     -12.84%                  -7.16%
1978       2.79%                   6.57%
1979      10.55%                  18.61%
1980      22.17%                  32.50%
1981      -3.57%                  -4.92%
1982      27.11%                  21.55%
1983      25.97%                  22.56%
1984       1.31%                   6.27%
1985      33.55%                  31.72%
1986      27.10%                  18.67%
1987       5.48%                   5.25%                         38.32%    -10.02%                    11.26%
1988      16.14%                  16.56%                          7.03%     16.05%                    13.07%
1989      32.19%                  31.62%                         24.53%      5.52%                    20.75%
1990      -0.56%                  -3.19%                         10.36%      6.74%                     5.51%
1991      24.19%                  30.33%                         14.88%     42.46%                    27.17%
1992       7.41%      22.65%       7.61%                         -2.18%     28.89%                    11.37%
1993      16.93%      14.59%      10.04%                         20.25%    123.33%                    53.50%
1994       5.01%      -0.19%       1.30%                          1.19%    -30.00%                    -7.93%
1995      36.87%      42.80%      37.50%    30.69%     36.57%    17.83%     27.30%                    27.33%
1996      28.89%      25.08%      22.89%    19.85%     21.63%    20.55%     37.50%                    28.98%
1997      24.94%      37.83%      33.31%    30.26%     31.67%    16.44%    -17.66%                     7.91%
1998      18.15%       4.33%      28.55%    13.20%     24.11%    12.20%     -2.72%      21.97%         9.21%
1999      27.21%      -4.08%      21.03%    14.11%     20.96%    17.44%     73.42%      26.82%        39.36%
2000      -4.71%      24.86%      -9.10%    15.86%     -7.30%   -18.58%     -9.36%     -13.94%       -10.88%
2001      -5.43%      13.09%     -11.88%     1.45%    -11.43%   -23.67%    -22.39%     -15.91%       -17.16%
2002     -14.97%      -3.94%     -22.09%   -14.54%    -21.53%   -29.52%    -15.60%     -18.98%       -20.03%
2003      28.23%      30.16%      28.65%    36.61%     31.02%    26.27%     41.82%      34.63%        32.11%
2004       5.30%      18.14%      10.87%    18.39%     11.93%    20.80%     16.95%      15.75%        14.35%
2005       1.72%       3.79%       4.90%    10.93%      6.10%    12.45%      8.68%      11.37%         7.62%
2006      19.03%      19.54%      15.76%    11.89%     15.67%    40.25%     38.58%      21.53%        32.62%
2007       8.87%      -5.16%       5.56%     5.18%      5.16%     0.10%     42.83%      12.18%        17.27%
2008     -31.92%     -30.97%     -36.99%   -34.67%    -37.32%   -54.74%    -46.03%     -41.85%       -44.23%
2009      22.70%      11.13%      26.46%    33.48%     28.29%    33.98%     56.52%      35.41%        37.73%
2010      14.10%      18.32%      15.08%    26.55%     16.93%    13.44%      8.29%      13.21%        11.94%
2011       8.34%      12.42%       2.08%    -0.92%      1.00%   -13.70%    -17.27%      -6.86%        -7.55%
2012      10.23%      10.84%      15.98%    17.40%     16.41%    27.18%     27.66%      16.80%        21.69%
2013      29.63%      29.06%      32.36%    35.87%     33.55%    32.71%      6.55%      23.44%        22.96%
2014      10.02%      15.36%      13.66%     8.54%     12.53%    -5.04%      5.28%       4.71%         3.42%
2015       0.23%      -1.64%       1.38%    -2.11%      0.48%     1.36%     -3.82%      -1.84%        -0.74%
2016      16.46%      21.98%      11.93%    22.49%     12.70%    -8.64%      4.14%       8.48%         3.99%
2017      28.07%      15.44%      21.80%    15.33%     21.10%    18.59%     40.16%      24.62%        28.94%
2018      -0.72%       1.02%       2.65%     5.27%      3.22%    -1.55%     -2.03%      -0.13%        -1.43%
(thru 6/29)
______________________

See "Notes to Comparison of Hypothetical Total Return" on page 68.


Page 67


               NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the S&P 1000 Index, which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, hypothetical Total Return on the Hang Seng Index does not include any dividends paid. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the tables, over the full years as listed above, with the exception of The Dow(R) Target Dividend Strategy, each hypothetical Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index:

                                             Hypothetical
                                                Average
                                                Annual
Strategy                                     Total Return      Corresponding Index                               Index Returns
________                                     ____________      ___________________                               _____________

The Dow(R) Target 5 Strategy                    12.81%         DJIA(R) (from 12/31/71 through 12/31/17               11.16%
The Dow(R) Target Dividend Strategy             11.76%         Dow Jones U.S. Select Dividend Index(sm)              12.16%
                                                               S&P 500 Index (from 12/31/91 through 12/31/17)         9.60%
Global Target 15 Strategy                       10.45%         Cumulative International Index                        10.34%
S&P Dividend Aristocrats Target 25 Strategy      9.58%         S&P 500 Index (from 12/31/99 through 12/31/17)         5.40%
S&P Target 24 Strategy                          11.06%         S&P 500 Index (from 12/31/85 through 12/31/17)        10.74%
S&P Target SMid 60 Strategy                     12.74%         S&P 1000 Index                                        12.37%
Target Diversified Dividend Strategy            11.73%         Russell 3000(R) Index                                 10.09%
Target Double Play Strategy                     13.21%         S&P 500 Index (from 12/31/91 through 12/31/17)         9.60%
Target Focus Four Strategy                      12.07%         S&P 500 Index (from 12/31/95 through 12/31/17)         8.93%
Target Global Dividend Leaders Strategy         11.01%         MSCI All Country World Index                           6.57%
Target Growth Strategy                          11.87%         S&P 500 Index (from 12/31/94 through 12/31/17)        10.04%
Target Triad Strategy                           11.05%         S&P 500 Index (from 12/31/95 through 12/31/17)         8.93%
Target VIP Strategy                             11.69%         S&P 500 Index (from 12/31/89 through 12/31/17)         9.79%
Value Line(R) Target 25 Strategy                15.47%         S&P 500 Index (from 12/31/84 through 12/31/17)        11.33%

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) The combination of the DJIA(R), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(R).
The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows:
DJIA(R), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

(4) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Compustat, as confirmed by Bloomberg L.P. and FactSet.

              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


Page 68


                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of certain of the Trusts under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 per Unit and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from October 19, 2018 through December 20, 2018. If you buy Units at a price of less than $10.00 per Unit,


Page 69


the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator


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deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per Unit, subject to reductions set forth in "Public Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                     Additional
(in millions)                                   Concession
__________________________________________________________
$25 but less than $100                          0.035%
$100 but less than $150                         0.050%
$150 but less than $250                         0.075%
$250 but less than $1,000                       0.100%
$1,000 but less than $5,000                     0.125%
$5,000 but less than $7,500                     0.150%
$7,500 or more                                  0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.


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Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.


The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.


Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.


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                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.


The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.


As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                         Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of a Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. These summaries may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.
---------------

The following discussion pertains to The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions" section of the prospectus for more information.

The Trusts intend to qualify as grantor trusts under the federal tax laws. If a Trust qualifies as a grantor trust, such Trust will not be taxed as a corporation for federal income tax purposes and will not pay federal income taxes. For federal income tax purposes, in grantor trusts you are deemed to own a pro rata portion of the underlying assets of a Trust directly, and as such you will be considered to have received a pro rata share of income. All taxability issues are taken into account at the Unit holder level.

Income from the Trust.

Income realized by a Trust passes through and is treated as income of the Unit holders. Income is reported without any deduction for expenses. Expenses are separately reported. Generally, the income paid to Unit holders is net the expenses of a Trust, but the income reportable by Unit holders is gross the expenses of such Trust.

You may be required to recognize income for federal income tax purposes in one year even if you do not receive a corresponding distribution from a Trust, or do not receive the corresponding distribution from such Trust until a later year. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Some income from Trust assets may have been received as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. Income from Trust assets (including capital gain income) may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends paid on certain stock held by a Trust are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction on qualifying dividends received by a Trust from certain corporations.

Because a Trust holds RIC or REIT shares, some dividends may be designated by the RIC or REIT as capital gain dividends and, therefore, may be taxable to you as capital gains. If you hold a Unit for six months or less or if a Trust holds an underlying RIC or REIT share for six months or less, any loss incurred by you related to the sale of such RIC or REIT share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC or REIT share.

Some dividends from the REIT shares may be eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to your Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Trust assets from the amount you receive from the sale. You can generally determine your original tax basis in each Trust asset by apportioning the cost of your Units, including sales charges, among the Trust assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

The tax statement you receive may contain information to allow you to calculate and adjust your basis in Trust assets and determine whether any gain or loss recognized by you should be considered long-term capital gain, short-term capital gain or return of capital. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Under the wash sale rules, all or a portion of any loss you may recognize on a disposition of your Units or on a disposition of assets by a Trust may be disallowed if you purchase stocks or other assets that are the same as or substantially identical to any of the assets held directly or indirectly through such Trust within 30 days of the disposition.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust purchases shares in PFICs, you may be subject to U.S. federal income tax on a portion of certain distributions from the PFICs or on gains from the disposition of such PFIC shares at tax rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the form of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFICs in your taxable income even if not distributed to a Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFICs, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Financial Accounts.

A Trust may directly or indirectly hold financial accounts outside of the United States. You may have certain reporting obligations to the United States Treasury Department under its rules relating to the reporting of foreign bank and financial accounts (commonly known as "FBAR"). You should consult with your tax advisor as to any reporting obligations that you may have as a result of your investment in a Trust.

Non-U.S. Investors.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-U.S. individuals, non-U.S. corporations or other non-U.S. persons, subject to any applicable treaty. If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may be eligible for exclusions from or exceptions to U.S. tax on some of the income from a Trust or on any gain from the sale or redemption of the Units, provided that certain conditions are met. However, qualification for those exclusions may not be known at the time of distribution. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

A separate U.S. withholding tax may apply in the case of distributions to, or dispositions after December 31, 2018 by, (i) certain non-U.S. financial institutions that have not agreed to collect and disclose certain account holder information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 30 business days before the Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. You will not recognize gain or loss if you only receive whole Trust assets in exchange for the identical amount of your pro rata portion of the same Trust assets held by your Trust. However, if you also receive cash in exchange for a Trust asset or a fractional portion of a Trust asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional portion.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into a future series of such Trust, the exchange would generally be considered a sale for federal income tax purposes. Under the wash sale rules, if the series into which you roll your proceeds holds the same or substantially identical assets, any loss you recognize on the rollover will be disallowed.

State and Local Taxes.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

Regulated Investment Company Trusts.
------------------------------------

The following discussion pertains to the S&P Dividend Aristocrats Target 25 Portfolio, the S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Diversified Dividend Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio and Target VIP Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions" section of the prospectus for more information.

Each Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, such Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by a Trust.

Income from the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary income dividends, capital gain dividends and return of capital. Income reported is generally net of expenses (but see "Treatment of Trust Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from a Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, a Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from a Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. The distributions from a Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from a Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trusts are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by a Trust from certain corporations.

Sale of Units.

If you sell your Units (whether to a third party or to a Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust holds an equity interest in PFICs, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to such Trust Unit holders. Similarly, if a Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. A Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level or on a Portfolio Fund. A Trust (or the Portfolio Fund) may be able to make an election that could limit the tax imposed on such Trust (or the Portfolio
Fund). In this case, a Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary


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loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, a Trust (or the Portfolio Fund) might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), subject to applicable tax treaties, distributions from a Trust will generally be characterized as dividends for U.S. federal income tax purposes (other than capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes. Except as described below, distributions received by a non-U.S. investor from a Trust as capital gain dividends may not be subject to U.S. federal income taxes. Distributions from a Trust that are attributable to certain interest income or certain net short-term capital gain income recognized by such Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain non-U.S. investors. However, the qualification for those exclusions may not be known at the time of the distribution.

A separate U.S. withholding tax may apply in the case of distributions to, or dispositions after December 31, 2018 by, (i) certain non-U.S. financial institutions that have not agreed to collect and disclose certain account holder information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio or the Target VIP Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. U.S. resident Unit holders who hold their Units as an investment and are not resident in the United Kingdom for the relevant tax year will not generally be liable for U.K. tax on income in respect of dividends received from a U.K. company.

Taxation of Capital Gains. U.S. investors who are not resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio or the Target VIP Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the United Kingdom through a permanent establishment (or in certain other limited cases a branch or agency), or in the case of individual holders, such persons carry on a trade, profession or vocation in the United Kingdom through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident in the United Kingdom and become resident in the United Kingdom in the future.


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Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S. federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A purchase of Securities issued by a U.K. incorporated company (such as some of the Securities listed in the FT Index) will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") needing to be paid by the purchaser. The Global Target 15 Portfolio and the Target VIP Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio or the Target VIP Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio do not give rise to Hong Kong estate duty liability.

                      Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;


Page 79


- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. Distributions from Trusts that intend to qualify as RICs and that make monthly distributions will consist of the balance of the Income Account each month after deducting for expenses. Distributions from the Capital Account will only be made if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All


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Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target Focus Four Portfolio, Target Triad Portfolio or Target VIP Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 30 business days (10 business days in the case of the S&P Dividend Aristocrats Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio) prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the S&P Dividend Aristocrats Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target


Page 81


Diversified Dividend Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                  Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.


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              Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of such Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).


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Termination. As provided by the Indenture, each Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

      Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $390 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2017, the total partners' capital of First Trust Portfolios L.P. was $31,936,466.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to


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individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts identified as Grantor Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

Nasdaq, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. (including its affiliates) ("Nasdaq," with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of


Page 85


Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


Page 86


                    This page is intentionally left blank.


Page 87


                                First Trust(R)

                     Dow(R) Target 5 3Q '18 - Term 10/9/19
                    Dow(R) Target Dvd. 3Q '18 - Term 10/9/19
                    Global Target 15 3Q '18 - Term 10/9/19
           S&P Dividend Aristocrats Target 25 3Q '18 - Term 10/9/19
                      S&P Target 24 3Q '18 - Term 10/9/19
                   S&P Target SMid 60 3Q '18 - Term 10/9/19
                   Target Divsd. Dvd. 3Q '18 - Term 10/9/19
                    Target Dbl. Play 3Q '18 - Term 10/9/19
                     Target Focus 4 3Q '18 - Term 10/9/19
               Target Global Dvd. Leaders 3Q '18 - Term 10/9/19
                      Target Growth 3Q '18 - Term 10/9/19
                      Target Triad 3Q '18 - Term 10/9/19
                       Target VIP 3Q '18 - Term 10/9/19
                 Value Line(R) Target 25 3Q '18 - Term 10/9/19
                                    FT 7450

                                   Sponsor:

                          First Trust Portfolios L.P.

                          Member SIPC o Member FINRA
                            120 East Liberty Drive
                            Wheaton, Illinois 60187
                                 800-621-1675

                                   Trustee:

                          The Bank of New York Mellon

                              101 Barclay Street
                           New York, New York 10286
                                 800-813-3074
                      24-Hour Pricing Line: 800-446-0132
    Please refer to the "Summary of Essential Information" for each Trust's
                                 Product Code.

                            ________________________

 When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

 THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                     STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________


   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

             - Securities Act of 1933 (file no. 333-224709) and

             - Investment Company Act of 1940 (file no. 811-05903)

Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                    To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC, 100 F Street, N.E.,
                             Washington, D.C. 20549
                       e-mail address: publicinfo@sec.gov


                                 July 9, 2018


              PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 88


                                 First Trust(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 7450 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated July 9, 2018. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Dow Jones & Company, Inc.                                       1
Nasdaq, Inc.                                                    2
Value Line Publishing LLC                                       3
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   4
   Dividends                                                    4
   REITs                                                        4
   Hong Kong and China                                          5
   United Kingdom                                               7
   Foreign Issuers                                              7
   Emerging Markets                                             8
   Exchange Rates                                               9
   Small and/or Mid Capitalization Companies                   12
Concentrations
   Concentration Risk                                          12
   Consumer Products                                           12
   Energy                                                      12
   Financials                                                  13
   Health Care                                                 18
   Information Technology                                      18
   Materials                                                   19
   Utilities                                                   20
Litigation
   Tobacco Industry                                            20
Securities                                                     21
   The Dow(R) DART 5 Strategy Stocks                           22
   The Dow(R) Target 5 Strategy Stocks                         22
   The Dow(R) Target Dividend Strategy Stocks                  22
   European Target 20 Strategy Stocks                          23
   Global Target 15 Strategy Stocks                            25
   Nasdaq(R) Target 15 Strategy Stocks                         26
   NYSE(R) International Target 25 Strategy Stocks             27
   S&P Dividend Aristocrats Target 25 Strategy Stocks          28
   S&P Target 24 Strategy Stocks                               30
   S&P Target SMid 60 Strategy Stocks                          31
   Target Diversified Dividend Strategy Stocks                 35
   Target Global Dividend Leaders Strategy Stocks              37
   Target Growth Strategy Stocks                               40
   Target Small-Cap Strategy Stocks                            42
   Value Line(R) Target 25 Strategy Stocks                     44

Dow Jones & Company, Inc.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P Dividend Aristocrats Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index (collectively, the "Licensed Indexes") are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P Dividend Aristocrats, S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the Sponsor or First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, Target Double Play Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio (collectively, the "Trusts") are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the Licensed Indexes to track general market performance. S&P Dow Jones Indices' only relationship to First Trust Advisors L.P. with respect to the Licensed Indexes is the licensing of such indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trusts. S&P Dow Jones Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trusts into consideration in determining, composing or calculating the Licensed Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trusts. There is no assurance that investment products based on the Licensed Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to Trusts, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500 Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE LICENSED INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIRST TRUST ADVISORS L.P., OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LICENSED INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIRST TRUST ADVISORS L.P., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Nasdaq, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of Nasdaq, Inc. (which with its affiliates is the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing LLC

Value Line Publishing LLC's ("VLP") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLP's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLP trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLP without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLP has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLP is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLP MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY PERSON'S INVESTMENT PORTFOLIO, OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLP MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLP DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLP ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM OR THE PRODUCT. VLP HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLP BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE(R)" is a registered trademark of, and "NYSE International 100
Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE(R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE(R) International Target 25 Strategy; recommend that any person invest in the NYSE(R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE(R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE(R) International Target 25 Strategy; consider the needs of the NYSE(R) International Target 25 Strategy or the owners of the NYSE(R)
International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE(R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE(R) International Target 25 Strategy, the owners of the NYSE(R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE(R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Hong Kong and China. Hong Kong's free market economy is highly dependent on international trade and finance. The value of the goods and services trade, which includes a large share of re-exports, is about four times GDP. Hard alcohol, tobacco, hydrocarbon oil, and methyl alcohol are the only four commodities which are subject to excise duties by Hong Kong. Hong Kong does not have any tariffs on imported goods, quotas or dumping laws. Hong Kong's currency is linked closely to the United States dollar, maintaining an arrangement established in 1983. Due to Hong Kong's open economy, Hong Kong was exposed to the global economic slowdown that began in 2008. Hong Kong has increasingly sought integration with China through trade, tourism and financial links. Although this integration helped Hong Kong to recover more quickly from the slowdown than anticipated initially, Hong Kong is still vulnerable to global financial volatility or a slowdown in the global economy because of Hong Kong's reliance on foreign trade and investments.

Hong Kong's government promotes the Special Administrative Region as the site for Chinese renminbi ("RMB") internationalization. Residents of Hong Kong are now permitted to establish RMB-denominated savings accounts. Further, RMB-denominated corporate and Chinese government bonds have been issued in Hong Kong and RMB trade settlement is now allowed in Hong Kong. In 2010, due to the growth of earnings from exports to China, Hong Kong far exceeded the RMB conversion quota set by Beijing for trade settlements. While deposits of RMB grew to roughly 9.4% of Hong Kong's total system deposits by the end of 2015, Hong Kong's government is searching for ways to expand the use of RMB in its financial markets and is seeking to expand the Beijing set RMB quota.

China has long been Hong Kong's largest trading partner and China accounts for roughly half of Hong Kong's total trading by value. Natural resources are limited in Hong Kong, which results in the need for food and raw material imports. China has eased travel restrictions to Hong Kong and as a result the number of tourists from China to travel to Hong Kong has greatly increased from 4.5 million in 2001 to 47.3 million in 2014, which outnumbered visitors from all other countries combined. However, Chinese visitors to Hong Kong declined by 3% in 2015 to approximately 45.7 million, reflecting a 2.5% drop in total visitors to Hong Kong. The Hong Kong Stock Exchange is now the premier stock market for Chinese firms who seek to list abroad. In 2015, companies from China constituted close to 51% of the firms listed on the Hong Kong Stock Exchange. These companies also accounted for about 62.1% of the Exchange's market capitalization. In the past decade, the service industry in Hong Kong has grown rapidly as Hong Kong's manufacturing industry moved to China. In order to forge closer ties between Hong Kong and China, the two signed a new agreement on achieving basic liberalization of trade in services in Guangdong Province. Effective March 2015, these new measures cover a negative list and a most-favored treatment. The measures are designed to improve access to the China's service sector for companies based in Hong Kong. As a result of credit expansion and tight housing supply conditions, property prices in Hong Kong have increased rapidly. Consumer prices increased in 2016 to 2.6%, but decreased to 2.0% in 2017. Lower and middle income segments of the population are increasingly unable to afford adequate housing.

Economic integration between Hong Kong and China is most evident in the banking and financial sector. The Hong Kong-Shanghai Stock Connect, the Mutual Recognition of Funds and The Hong Kong Shanghai Gold Connect initiatives are important steps in allowing access to China's capital markets and have reinforced Hong Kong's important role as China's offshore RMB market. In addition, Hong Kong authorities are also exploring the use of bonds, commodities or other investment products as a way to further encourage integration. In 2017, Chief Executive Lam announced plans to increase government spending on education, technological innovation, and research and development in order to encourage continued economic growth through greater sector diversification.

Since 1978, China has gradually transformed from a closed, centrally planned system to a system that is more market-oriented and that plays a major global role. In 2010, China became the largest exporter in the world and the largest trading nation in 2013. The reforms in China began with the phase-out of collectivized agriculture, and has expanded to include the gradual liberalization of prices, fiscal decentralization, increased autonomy for state enterprises, creation of a modern banking system, development of stock markets, growth of the private sector, and opening to foreign trade and investment. China continues to pursue an industrial policy, state-support of key sectors and a restrictive investment regime. GDP has increased more than tenfold due to the efficiency gains that resulted from the restructuring of the economy that began in 1978. In 2014, China passed the United States as the largest economy in the world, based on purchasing price parity, for the first time in modern history. In 2016, China was the largest economy in the world, however, China's per capita income is below the world average.

After linking its currency closely to the U.S. dollar for years, China converted to an exchange rate system that references a basket of currencies in July 2005. From the middle of 2005 to late 2008, the RMB appreciated more than 20% against the United States dollar. However, from the start of the global financial crisis until June 2010, the exchange rate remained pegged to the United States dollar. After June 2010, Beijing allowed the resumption of gradual liberalization. In 2015, the People's Bank of China announced it would continue to carefully encourage the full convertibility of the RMB after the currency was accepted as part of the International Monetary Fund's special drawing rights basket. To better manage the exchange rate and maintain financial stability, the Chinese government has strengthened capital controls and oversight of overseas investments since late 2015.

In addition to slowing economic growth, the Chinese government faces a number of economic challenges. To overcome these economic challenges, China must reduce the high domestic savings rate and increase the correspondingly low domestic demand, service its high corporate debt burdens, provide higher-wage job opportunities for the striving middle class, rural migrants and college graduates, diminish speculative investment in the real estate sector, reduce industrial overcapacity and more efficiently allocate capital to raise productivity growth rates. Coastal provinces in China have experienced greater economic development than the interior provinces. By 2016, more than 169.3 million migrant workers in search of work and their dependents had relocated to urban areas. The population control policy in China, which was relaxed in 2016 to allow all families to have two children, has caused China to now be one of the most rapidly aging countries in the world. Another long-term problem is the deterioration in the environment, which includes air pollution, soil erosion, and the steady fall of the water table, especially in the north. Further, urbanization and erosion continue to destroy arable land in China. The Chinese government is seeking to add energy production capacity by focusing on sources such as natural gas, nuclear and clean energy development, rather than coal and oil. China ratified the Paris Agreement in 2016 and committed to limit its carbon dioxide emissions between 2025 and 2030.

The Chinese government's 13th Five-Year Plan, which was unveiled in March 2016, emphasizes continued economic reforms and the need to increase innovation and domestic consumption. This plan is intended to decrease future dependence on government investments, exports and heavy industry, however China has made more progress on subsidizing innovation than rebalancing the economy. In 2010, Chinese leaders pledged to double GDP by 2020 and the 13th Five-Year Plan includes annual growth targets to achieve that goal. In recent years, China has again supported state-owned enterprises in sectors China considers important to "economic security." This renewed support includes a focus on fostering globally competitive industries. The Chinese government's policies continue to favor state-owned enterprises and emphasize stability. Economic efficiency and private initiative have been threatened by Chinese leaders undermining market-oriented reforms and reaffirming the "dominant" role of the state in the economy. However, a slight acceleration in economic growth in 2017 gives Beijing more opportunity to purse its economic reforms and its commitment to giving the market a more decisive role in allocating resources.

United Kingdom. The United Kingdom is a leading global trading power and financial center. The United Kingdom is the third largest economy in Europe after Germany and France. In the United Kingdom, agriculture is intensive, highly mechanized, and efficient as compared to European standards. Agriculture produces about 60% of United Kingdom food needs while making use of less than 2% of the labor force. The United Kingdom became a net importer of energy in 2005. Although the United Kingdom has large coal, natural gas, and oil resources, its oil and natural gas reserves are declining. Key drivers of British GDP growth are services, particularly banking, insurance, and business services. However, manufacturing continues to decline in importance, but still accounts for about 10% of economic output.

In 2008, due to the importance of its financial sector, the global financial crisis hit the economy in the United Kingdom particularly hard. Sharp declines in home prices, high consumer debt, and the global economic slowdown compounded the United Kingdom's economic problems. The economy was pushed into recession in the second half of 2008 and prompted the then Prime Minister Gordon Brown-led (Labour) government to implement a number of measures. Aimed to stimulate the economy and stabilize the financial markets, these measures included nationalizing parts of the banking system, temporarily cutting taxes, suspending public sector borrowing rules, and moving forward public spending on capital projects. In the face of growing public deficits and debt levels, the Prime Minister David Cameron-led coalition government (between Conservatives and Liberal Democrats) initiated an austerity program in 2010, which also continued under the new Conservative majority government. Despite this program, the deficit still remains one of the highest in the G7, at 3.6% of GDP as of 2017. The government has pledged to lower the corporation tax from 20% to 17% by 2020. At the end of 2017, the United Kingdom had a debt burden of 90.4% GDP.

The United Kingdom's economy has begun to slow since the vote to leave the European Union in June 2016. Depreciation of the British pound has increased consumer and producer prices, burdening consumer spending. The United Kingdom and other European Union members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain securities issued by, or invest in securities issued by, companies headquartered or incorporated in countries considered to be emerging markets. An investment in Units of these Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Global Target 15 Portfolio and the Target VIP Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

                            Foreign Exchange Rates

                 Range of Fluctuations in Foreign Currencies

              United Kingdom
Annual        Pound Sterling/            Hong Kong/                  Euro/
Period          U.S. Dollar             U.S. Dollar               U.S. Dollar
______        _______________           ___________               ___________
1983           0.616-0.707              6.480-8.700
1984           0.670-0.864              7.774-8.869
1985           0.672-0.951              7.729-7.826
1986           0.643-0.726              7.768-7.819
1987           0.530-0.680              7.751-7.822
1988           0.525-0.601              7.764-7.825
1989           0.548-0.661              7.775-7.817
1990           0.504-0.627              7.740-7.817
1991           0.499-0.624              7.716-7.803
1992           0.498-0.667              7.697-7.781
1993           0.630-0.705              7.722-7.766
1994           0.610-0.684              7.723-7.748
1995           0.610-0.653              7.726-7.763
1996           0.583-0.670              7.726-7.742
1997           0.584-0.633              7.725-7.750
1998           0.584-0.620              7.735-7.750
1999           0.597-0.646              7.746-7.775               0.845-0.999
2000           0.605-0.715              7.774-7.800               0.967-1.209
2001           0.665-0.728              7.797-7.800               1.045-1.196
2002           0.621-0.710              7.798-7.800               0.953-1.164
2003           0.560-0.643              7.706-7.800               0.794-0.965
2004           0.514-0.570              7.763-7.800               0.733-0.846
2005           0.518-0.583              7.752-7.800               0.743-0.857
2006           0.505-0.581              7.751-7.793               0.749-0.846
2007           0.474-0.521              7.750-7.830               0.672-0.776
2008           0.492-0.695              7.750-7.815               0.625-0.803
2009           0.598-0.727              7.750-7.760               0.661-0.798
2010           0.611-0.698              7.751-7.805               0.689-0.839
2011           0.599-0.652              7.763-7.809               0.674-0.775
2012           0.614-0.653              7.750-7.770               0.743-0.829
2013           0.604-0.673              7.751-7.765               0.725-0.782
2014           0.583-0.644              7.769-7.750               0.718-0.827
2015           0.630-0.683              7.750-7.771               0.826-0.953
2016           0.672-0.825              7.750-7.819               0.867-0.963
2017           0.736-0.830              7.755-7.826               0.831-0.961

Source: Bloomberg L.P.

                 End of Month Exchange Rates for Foreign Currencies

                        United Kingdom
                        Pound Sterling/          Hong Kong/                Euro/
Monthly Period            U.S. Dollar           U.S.Dollar              U.S. Dollar
______________          ______________          ___________             ___________
2014:
 January                    .608                   7.765                   .742
 February                   .597                   7.760                   .725
 March                      .600                   7.757                   .726
 April                      .593                   7.753                   .721
 May                        .597                   7.753                   .733
 June                       .585                   7.750                   .730
 July                       .592                   7.750                   .747
 August                     .602                   7.750                   .761
 September                  .617                   7.765                   .792
 October                    .625                   7.755                   .798
 November                   .639                   7.754                   .803
 December                   .642                   7.755                   .827
2015:
 January                    .664                   7.752                   .886
 February                   .648                   7.756                   .893
 March                      .675                   7.752                   .932
 April                      .651                   7.751                   .891
 May                        .654                   7.753                   .910
 June                       .636                   7.752                   .897
 July                       .640                   7.753                   .910
 August                     .652                   7.750                   .892
 September                  .661                   7.750                   .895
 October                    .648                   7.751                   .909
 November                   .664                   7.753                   .947
 December                   .679                   7.751                   .921
2016:
 January                    .702                   7.786                   .923
 February                   .719                   7.776                   .920
 March                      .696                   7.757                   .879
 April                      .684                   7.757                   .873
 May                        .690                   7.771                   .898
 June                       .751                   7.759                   .900
 July                       .756                   7.758                   .895
 August                     .761                   7.757                   .896
 September                  .771                   7.756                   .890
 October                    .817                   7.755                   .911
 November                   .800                   7.757                   .944
 December                   .810                   7.756                   .951
2017:
 January                    .795                   7.759                   .926
 February                   .808                   7.762                   .946
 March                      .797                   7.771                   .939
 April                      .772                   7.778                   .918
 May                        .776                   7.792                   .889
 June                       .768                   7.807                   .875
 July                       .757                   7.810                   .844
 August                     .773                   7.826                   .840
 September                  .746                   7.811                   .846
 October                    .753                   7.799                   .857
 November                   .739                   7.810                   .840
 December                   .740                   7.814                   .833
2018:
 January                    .705                   7.823                   .806
 February                   .727                   7.826                   .820
 March                      .714                   7.849                   .811
 April                      .727                   7.848                   .828
 May                        .752                   7.843                   .855
 June                       .757                   7.847                   .856

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentrations

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors. If your Trust is concentrated in one or more sectors, you should understand the risks of an investment in such sectors.


The Dow(R) Target 5 Portfolio is concentrated in stocks of health care companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of energy and utilities companies. The Global Target 15 Portfolio is concentrated in stocks of financials companies. The S&P Dividend Aristocrats Target 25 Portfolio and the Target Growth Portfolio are concentrated in stocks of consumer products companies. The S&P Target 24 Portfolio, the Target Double Play Portfolio and the Target VIP Portfolio are concentrated in stocks of information technology companies. The S&P Target SMid 60 Portfolio is concentrated in stocks of energy companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of information technology and materials companies.


Consumer Products. Risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Energy. The business activities of energy companies may include: production, generation, transmission, marketing, control, or measurement of coal, gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

Demand for energy is closely related to general economic growth. Recessions and periods of low or negative economic growth typically have a direct unfavorable impact on companies that produce energy. Apart from economic growth, factors that impact the demand for energy include civil unrest, high fluctuations in population, improvements in energy efficiency through technological advances, seasonal weather changes, which impact the demand for energy for heating and cooling, the increased viability of alternative energy, and changing consumer preferences or technologies that provide additional fuel choices, such as alternative fueled vehicles.

Energy supply levels may also be reduced by factors such as decisions by OPEC members to adhere to production quotas, natural disasters, or the unexpected unavailability of distribution outlets. Increases in the supply of energy may be due to new technologies that enhance recovery of oil and gas from existing sources and the development of new sources of energy. Factors that increase supply have the tendency to reduce the price of energy when such increases are not offset by growth in demand. Such a decrease in prices may be possible as energy production has increased as a result of a surge in U.S. shale-gas and oil, as well as the discoveries of Brazilian offshore oil, however it may take several years to determine the impact new sources will have on energy prices. These potential increases in production combined with the pace and timing of the world's economic recovery, creates considerable uncertainty associated with energy outlook. The Sponsor believes certain factors may increase the profitability of oil and petroleum operations such as improvements in refinery operating margins caused by increases in average domestic refinery utilization rates, for example. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others.

Increasing sensitivity to environmental concerns will also pose serious long term challenges to the energy sector. Refiners are likely to be required to make heavy capital investments and major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act or to comply with increased regulation in response to the Gulf of Mexico oil spill. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the sector entirely or access may be limited to new exploration opportunities. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in the United States and/or abroad could negatively affect the price of oil and the profitability of oil companies. In addition, falling oil and gas prices may negatively impact the profitability and business prospects of certain energy companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products sector include the concomitant volatility of crude oil prices, increasing public and govern mental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy products sector. While legislation has been enacted to deregulate certain aspects of the energy sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector stocks in the Trust.


Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. During the financial crisis that began in 2007, economic conditions in the real estate markets deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans deteriorated as well. While an improving economy and low interest rates have increased the demand for real estate, banks and thrifts still face difficulties. A recent example is the Ability to Repay Rule, which became effective on January 10, 2014. This rule requires that a potential borrower's financial information be supplied and verified by lenders. This information must be used in determining a borrower's ability to pay back a loan. These additional steps present a number of compliance challenges for lenders and could influence the types of mortgage products that lenders offer in the future.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"). Dodd-Frank calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries.

Dodd-Frank established the Financial Services Oversight Council ("FSOC"). The FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S. financial system. The role of the FSOC is to identify risks to the financial stability of the United

States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a non-bank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of Thrift Supervision to the FRB, the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. FASB ASC 820, "Fair Value Measurement" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor and this increase was made permanent by Dodd-Frank. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, Dodd-Frank gave Orderly Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions;
(vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) the establishment of the Federal Insurance Office, which has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Health Care. Health care companies include those involved in health care/managed care, hospital management/health services, the creation and development of drugs and biotechnology, and the development of advanced medical devices, instruments and other supplies, all of which have unique potential risks. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have operating losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services.

As the number of older people in the United States increases, the health care system is increasingly burdened by the costs related to chronic illnesses, injuries, disabilities, nursing home care and home health care. These costs may be exaggerated for health care facility operators who may already be burdened by events and conditions including fluctuating demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party programs. The challenges presented by an increase in the elderly population may require an increase in spending to improve and expand the health care infrastructure as well as overall reform to the entire health care system.

Legislative proposals concerning health care are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. The long-term effects of any such proposals on the health care sector remain uncertain and cannot be predicted.


Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub-$1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

The social media industry is also highly competitive and subject to the risks involved with information technology companies, namely, short product life cycles, evolving industry standards, loss of patent protections, rapidly changing technologies and frequent new product introductions. Additional risks generally applicable to social media companies include, without limitation: disruption of services due to internal or external technical issues; security breaches of private, proprietary and confidential information; and evolving laws and regulations, foreign or domestic, that could negatively affect operations. Furthermore, the sustainability of the business models employed by social media companies remain largely unproven.


Materials. Companies in the materials sector are involved in the production of aluminum, chemicals, commodities, chemicals specialty products, forest products, non-ferrous mining products, paper products, precious metals and steel. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations, and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.


Utilities. General problems of the public utility sector include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Additionally, certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility sector may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Litigation

Tobacco Industry. Certain of the issuers of Securities held by the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc. In July 2017, Reynolds American Inc. merged with and into British American Tobacco Plc, with Reynolds American Inc. surviving as a wholly owned subsidiary of British American Tobacco Plc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                      The Dow(R) DART 5 Strategy Stocks


Apple Inc., headquartered in Cupertino, California, is a technology company. The company designs, manufactures and markets personal computers, related personal computing and mobile communication devices through the company's retail and online stores, resellers and third-party wholesalers.

The Home Depot, Inc., headquartered in Atlanta, Georgia, is a home improvement retailer. The company operates do-it-yourself warehouse stores in the United States, Canada and Mexico that sell a wide assortment of building material, home improvement, and lawn and garden products.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants offer a limited menu of moderately-priced foods, including hamburgers, chicken, salads, breakfast foods and beverages.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts, and consumer products. The company also operates broadcast and cable television networks, radio networks and publishing operations.


                      The Dow(R) Target 5 Strategy Stocks


Cisco Systems, Inc., headquartered in San Jose, California, is an information technology company. The company provides networking solutions that connect computing devices and computer networks for utilities, corporations, universities, governments and small to medium-size businesses worldwide.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.


                  The Dow(R) Target Dividend Strategy Stocks


AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, directory publishing and advertising services.

Black Hills Corporation, headquartered in Rapid City, South Dakota, with its subsidiaries, is a diversified energy company. The company acquires, explores for and produces natural gas and crude oil, as well as generates and transmits electricity and mines coal.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

Eaton Corporation Plc, headquartered in Dublin, Ireland, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in domestic utility operations, power marketing and trading, global power development and domestic nuclear operations.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company. Together with its subsidiaries, the company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation, wind and solar facilities.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

F.N.B. Corporation, headquartered in Pittsburgh, Pennsylvania, is a financial holding company that provides a variety of financial services to individuals and small to medium-sized businesses. The company, through its subsidiaries, offers services in Pennsylvania, Kentucky, Maryland, Ohio, Tennessee and West Virginia.

FirstEnergy Corp., headquartered in Akron, Ohio, generates, transmits and distributes electricity in the United States. The company owns and operates fossil, nuclear, oil and natural gas, and wind and solar power generating facilities.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories. The company also provides financing operations, vehicle and equipment leasing and insurance operations.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, is engaged in contract drilling of gas and oil wells in the Gulf of Mexico and in South America. The company utilizes both platform rigs and land rigs.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner producing, transporting and storing high-value light products such as gasoline, diesel fuel and jet fuel through its affiliates. The company's refineries serve markets in the Mid-Continent, Southwest and Rocky Mountain regions of the United States.

Macy's, Inc., headquartered in Cincinnati, Ohio, operates department stores under the brand names "Macy's," "Bloomingdale's" and "bluemercury." The company offers a wide range of merchandise, including apparel and accessories, cosmetics, home furnishings and other consumer goods.

Newell Brands Inc., headquartered in Hoboken, New Jersey, is a global manufacturer and full-service marketer of name-brand consumer products. The company markets its products through volume purchasers, including discount stores and warehouse clubs.

OGE Energy Corp., headquartered in Oklahoma City, Oklahoma, is an energy and energy services provider offering physical delivery and management of both electricity and natural gas in the south central region of the United States.

Olin Corporation, headquartered in Clayton, Missouri, manufactures bleach products that have various applications in the household, recreational, industrial, paper, textile and other manufacturing industries. The company also manufactures and distributes ammunition, reloading components and industrial cartridges for various weaponry.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and Northeastern United States.

Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and ethanol producing company. The company is engaged in the production, transportation and marketing of environmentally clean fuels and products.

WestRock Company, headquartered in Richmond, Virginia, manufactures and markets paper and packaging supplies to consumer and corrugated markets on several continents. The company also engages in real estate development.


                      European Target 20 Strategy Stocks

Assicurazioni Generali SpA,headquartered in Trieste, Italy, provides life and non-life insurance and reinsurance globally. The company's product lines include life, health, accident, automobile, aviation, marine, transport, general liability, fire, and credit insurance and reinsurance.

Aviva Plc, headquartered in London, England, is a global insurance provider.
The company offers both life and general insurance as well as financial services, including investment management, stock brokerage and trustee services.

AXA S.A., headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

BNP Paribas S.A., headquartered in Paris, France, provides banking and financial services worldwide. The company offers mortgage financing, foreign exchange services, asset management services, private banking services and life insurance. The company also advises on mergers and acquisitions, capital restructuring and privatizations.

BT Group Plc, headquartered in London, England, provides telecommunication services in the United Kingdom and worldwide. The company's main operations include fixed-line services, mobile and television products and services, as well as broadband and networked information technology services. The company services consumers, small- to medium-size businesses and the public sector.

Credit Agricole S.A., headquartered in Paris, France, provides retail, corporate, and investment banking products worldwide. The company acts as the central bank of the Credit Agricole Group and coordinates its sales and marketing.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand name "Mercedes-Benz," among others. The company also provides related financial services for its automotive and commercial operations.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services worldwide.

Imperial Brands Plc, headquartered in Bristol, England, is an international tobacco company that manufactures, markets and sells a range of cigarettes, tobaccos, rolling papers and cigars.

ING Groep N.V., headquartered in Amsterdam, the Netherlands, is a financial institution servicing individuals, families, businesses, and governments worldwide. The company offers a comprehensive range of financial services, including banking, investment, life insurance and retirement services.

National Grid Plc, headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Nordea Bank AB,headquartered in Stockholm, Sweden, provides a range of banking services to individuals, corporate clients, institutions and the public sector. The company has operations in Sweden, the Scandinavian and Baltic Sea region and internationally.

Rio Tinto Plc, headquartered in London, England, is engaged in finding, mining and processing mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Royal Dutch Shell Plc (Class B), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Sampo Oyj (Class A),headquartered in Helsinki, Finland, through its subsidiaries, offers property, casualty and life insurance products globally. The company's products include household, homeowner, motor and accident insurance, as well as various supplementary coverages.

Societe Generale S.A., headquartered in Paris, France, offers commercial, retail, investment, and private banking services. The company's services include consumer credit, vehicle lease financing, information technology equipment leasing, life and non-life insurance, custodian services, trade and project financing, currency exchange, treasury services and commodities futures brokerage services.

Swiss Re AG, headquartered in Zurich, Switzerland, is a wholesale provider of reinsurance, insurance and insurance-based financial market products. The company's products include life, health, automobile, liability, accident, engineering, marine and aviation insurance.

Unibail-Rodamco SE & WFD Unibail-Rodamco NV (Stapled),headquartered in Paris, France, is a real estate investment company. The company primarily develops shopping centers, office buildings and convention centers.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in several countries worldwide.

Zurich Insurance Group AG, headquartered in Zurich, Switzerland, is a global insurance provider. The company offers a full range of insurance and investment products and services, from life insurance and investment funds for individuals to complex reinsurance and alternative risk transfer arrangements for companies.


                       Global Target 15 Strategy Stocks


Dow Jones Industrial Average(sm) Companies
__________________________________________

Cisco Systems, Inc., headquartered in San Jose, California, is an information technology company. The company provides networking solutions that connect computing devices and computer networks for utilities, corporations, universities, governments and small to medium-size businesses worldwide.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________

BT Group Plc, headquartered in London, England, provides telecommunication services in the United Kingdom and worldwide. The company's main operations include fixed-line services, mobile and television products and services, as well as broadband and networked information technology services. The company services consumers, small- to medium-size businesses and the public sector.

Legal & General Group Plc, headquartered in London, England, is a holding company. The company provides savings, risk and investment management services through its subsidiaries. The company's products are sold through banks, independent financial advisors and directly to customers.

Marks & Spencer Group Plc, headquartered in London, England, operates retail stores in the United Kingdom that sell consumer goods and food. The company also operates retail stores in Asia and the Middle East.

Standard Life Aberdeen Plc, headquartered in Edinburgh, Scotland, is an investment company. The company offers emerging market equities as well as real estate, multi-asset, fixed income and alternatives solutions to customers worldwide.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in several countries worldwide.

Hang Seng Index Companies
_________________________

Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

Bank of Communications Co., Ltd. (Class H), headquartered in Shanghai, China, provides commercial banking services including, RMB and foreign currency deposit, international and domestic settlement, loan, currency trading, letter of credit, and other related services.

China Petroleum & Chemical Corporation (Sinopec) (Class H), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins, and chemical fertilizers. In addition, the company trades petrochemical products.

China Resources Power Holdings Company Limited, headquartered in Hong Kong, China, is an independent power generation company that invests in, owns, develops and operates large coal-fired power plants in China.

Industrial and Commercial Bank of China Limited (Class H), headquartered in Beijing, China, provides a broad range of personal and corporate commercial banking services throughout China. The company's services include deposit, loan, credit card, fund underwriting and trust, and foreign currency settlement and trading.


                      Nasdaq(R) Target 15 Strategy Stocks


Adobe Systems Incorporated, headquartered in San Jose, California, is a software company. The company develops, markets and supports software products and technologies for creative professionals, marketers, application developers, enterprises and consumers.

Align Technology, Inc., headquartered in San Jose, California, designs, manufactures and markets a clear aligner therapy system for treating malocclusion or the misalignment of teeth. The company also markets intra-oral scanners, computer-aided design digital services and dental records storage to dental professionals.

Apple Inc., headquartered in Cupertino, California, is a technology company. The company designs, manufactures and markets personal computers, related personal computing and mobile communication devices through the company's retail and online stores, resellers and third-party wholesalers.

Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.

CSX Corporation, headquartered in Jacksonville, Florida, is a global freight transportation company with principal business units providing rail, container-shipping, intermodal and international terminal services.

IDEXX Laboratories, Inc., headquartered in Westbrook, Maine, develops, manufactures and markets biotechnology-based detection systems primarily for animal health applications. The company also develops and sells point-of-care veterinary diagnostic products. The company markets its products worldwide.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

J.B. Hunt Transport Services, Inc., headquartered in Lowell, Arkansas, provides a variety of motor transport and logistics services throughout the United States, Canada and Mexico. The company transports a variety of products, including automotive parts, department store merchandise, food and beverages, paper and wood products, plastics and chemicals.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is an automotive aftermarket parts and equipment retailer. The company markets its products to both do-it-yourself customers and professional service providers.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

                NYSE(R) International Target 25 Strategy Stocks


Brazil
______

Banco Santander Brasil S.A. (ADS), headquartered in Sao Paulo, Brazil, operates as a multi-service bank. The company provides commercial, private and retail banking services, asset management services, insurance, lease financing and investment management services.

Petroleo Brasileiro S.A. - Petrobras (ADR), headquartered in Rio de Janeiro, Brazil, seeks out, produces, markets and supplies oil, natural gas and related products. The company operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants and petrochemical units in South America and worldwide.

France
______

Orange (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Hong Kong
_________

China Mobile Limited (ADR), headquartered in Hong Kong, together with its subsidiaries, provides cellular telecommunications services in China and Hong Kong. The company also designs and markets electronic communication products and provides non-banking financial services.

China Unicom (Hong Kong) Limited (ADR), headquartered in Hong Kong, offers a range of telecommunications services in China. An integrated telecommunications operator, the company's services include long distance, cellular, data and Internet access.

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing, China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

Japan
_____

Canon Inc. (ADR), headquartered in Tokyo, Japan, is engaged in the development, manufacturing and sale of imaging technology solutions. The company's products include digital cameras and camcorders, inkjet printers, commercial photo printers, image scanners, photocopy machines and broadcast equipment. In addition, the company's imaging technology has applications in various industries, such as radiology systems and flat panel display equipment.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mizuho Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, through its subsidiary banks, provides various financial services, including banking, securities, and trust and asset management services in Japan and internationally.

Sumitomo Mitsui Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, provides various consumer, commercial, corporate banking and other financial services globally. The company has four operating segments: commercial banking, leasing, securities and consumer finance.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

Luxembourg
__________

ArcelorMittal (ADR), headquartered in Luxembourg City, Luxembourg, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semi-finished steel products that include cold-rolled sheets, electro-galvanized and coated steels, bars, wire rods and slabs.

Mexico
______

Fomento Economico Mexicano, S.A.B. de C.V. (ADR), headquartered in Monterrey, Mexico, is one of the largest beverage producers in Latin America. Its FEMSA Cerveza subsidiary brews beers such as "Bohemia," "Carta Blanca," "Dos Equis," "Sol" and "Tecate." The company bottles "Coca-Cola," "Sprite" and other soft drinks in several Latin American countries.

The Netherlands
_______________

Fiat Chrysler Automobiles N.V., incorporated in the Netherlands and headquartered in London, England, is an international automotive group. The company is engaged in designing, manufacturing, engineering, distributing and selling vehicles and production systems.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

South Korea
___________

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power and nuclear power units in South Korea. The company also generates, transmits and distributes electricity to South Korea and is majority owned by the Korean government.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells various steel products used mainly in construction, automobile and shipbuilding industries. The company's products include hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain
_____

Banco Bilbao Vizcaya Argentaria, S.A. (ADR), headquartered in Bilbao, Spain, engages in retail banking, asset management, private banking and wholesale banking operations worldwide.

Banco Santander S.A. (ADR), headquartered in Madrid, Spain, provides retail banking products and services internationally. The company operates in three business areas, including Retail Banking, Global Wholesale Banking and Asset Management and Insurance.

United Kingdom
______________

British American Tobacco Plc (ADR), headquartered in London, England, through its subsidiaries, provides tobacco and nicotine products including cigarettes and roll-your-own tobacco, as well as cigars, cigarillos, pipe tobacco, snus, electronic cigarettes and nicotine inhalation. The company has an active business presence in approximately 180 countries around the world.

Lloyds Banking Group Plc (ADR), headquartered in London, England, through subsidiaries and associated companies, offers banking and financial services to personal and commercial customers. The company operates throughout the United Kingdom.

National Grid Plc (ADR), headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

The Royal Bank of Scotland Group Plc (ADR), headquartered in Edinburgh, Scotland, provides banking and financial products and services to personal, commercial, corporate and institutional customers worldwide. Through its subsidiaries, the company offers services such as deposit accounts, credit cards and mortgages. The company also sells insurance and investment products.


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3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office and safety products for distribution worldwide. The company's products include adhesives, abrasives and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System
(EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

A.O. Smith Corporation, headquartered in Milwaukee, Wisconsin, is a diversified manufacturer whose major product lines include hermetic and fractional horsepower electric motors. The company also manufactures commercial and residential water heaters.

Aflac Incorporated, headquartered in Columbus, Georgia, provides supplemental insurance to individuals. The company's products include short-term disability plans, accident/disability plans, hospital intensive care plans, cancer expense plans and fixed-benefit dental plans.

Air Products and Chemicals, Inc., headquartered in Allentown, Pennsylvania, is an industrial gases company. The company recovers and distributes industrial gases and a variety of medical and specialty gases; produces polymer chemicals, performance chemicals and supplies cryogenic and other process equipment and related engineering services.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, directory publishing and advertising services.

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products and provides leasing and financing and investment management services to institutions, corporations and individuals.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

Dover Corporation, headquartered in Downers Grove, Illinois, is an industrial equipment manufacturer. The company's products include material handling equipment, tank trailers, refuse truck bodies, refrigeration systems, marking and coding systems and electronic technology equipment.

Emerson Electric Co., headquartered in St. Louis, Missouri, is a diversified manufacturing company. The company designs, makes and sells electrical, electromechanical and electronic products and systems.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is an aerospace and defense company. The company's products and services include business aviation, combat vehicles, weapons systems, information technology services and marine systems.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and health care products, as well as business, correspondence and technical papers. The company sells its products under the brand names "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."

Leggett & Platt, Incorporated, headquartered in Carthage, Missouri, is a manufacturer of a wide range of engineered products which include residential and commercial furnishings, aluminum products, industrial materials and specialized products.

Lowe's Companies, Inc., headquartered in Mooresville, North Carolina, a home improvement retailer, operates stores which sell building commodities and millwork; heating, cooling and water systems; home decorating and illumination products; kitchens, bathrooms and laundries; yard, patio and garden products; tools; home entertainment products; and special order products.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

PPG Industries, Inc., headquartered in Pittsburgh, Pennsylvania, makes protective and decorative coatings, flat and fabricated glass, continuous-strand fiberglass products, and chlor-alkali and specialty chemicals.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures and markets consumer products worldwide. The company's products are available in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments.

Stanley Black & Decker, Inc., headquartered in New Britain, Connecticut, manufactures tools and engineered security solutions worldwide.

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.

Walmart, Inc., headquartered in Bentonville, Arkansas, is an international consumer staples company. The company owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs.


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ABIOMED, Inc., headquartered in Danvers, Massachusetts, provides medical devices in circulatory support and continuum of care in heart recovery to acute heart failure patients.

Assurant, Inc., headquartered in New York, New York, through its subsidiaries, provides specialized insurance products and related services in North America and internationally.

The Boeing Company, headquartered in Chicago, Illinois, is an aerospace company. The company produces and markets commercial jet transports and provides related support services worldwide and also develops, produces, modifies and supports military aircraft, helicopters and their related systems.

CenterPoint Energy, Inc., headquartered in Houston, Texas, through its subsidiaries, operates as a public utility holding and an energy delivery company in the United States. The company offers electric transmission and distribution services to retail electric providers, municipalities, electric cooperatives and other distribution companies.

Church & Dwight Co., Inc., headquartered in Ewing, New Jersey, manufactures and sells sodium bicarbonate-based products which the company markets under the "Arm and Hammer" trademark. The company's products include household, personal care and specialty products offered worldwide.

Expeditors International of Washington, Inc., headquartered in Seattle, Washington, is engaged in the business of logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The company operates globally.

The Home Depot, Inc., headquartered in Atlanta, Georgia, is a home improvement retailer. The company operates do-it-yourself warehouse stores in the United States, Canada and Mexico that sell a wide assortment of building material, home improvement, and lawn and garden products.

IDEXX Laboratories, Inc., headquartered in Westbrook, Maine, develops, manufactures and markets biotechnology-based detection systems primarily for animal health applications. The company also develops and sells point-of-care veterinary diagnostic products. The company markets its products worldwide.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience store business throughout the United States. The company also manufactures and processes food for sale by its supermarkets.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the Midwest, Southeast and Gulf Coast regions of the United States. The company has retail operations under the brand names "Marathon" and "Speedway."

Mastercard Incorporated, headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide. The company provides services for credit and debit cards, automated teller machines, electronic cash and travelers checks.

Michael Kors Holdings Limited, incorporated in British Virgin Islands and headquartered in London, England, engages in the design, marketing, distribution and retail of branded women's apparel and accessories, and men's apparel.

NextEra Energy, Inc., headquartered in Juno Beach, Florida, through its subsidiaries, engages in the generation, transmission, distribution and sale of electric energy in the United States and Canada.

Phillips 66, headquartered in Houston, Texas, is an energy manufacturing and logistics company. The company has operations in midstream, chemicals, refining, and marketing and specialties businesses.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and Northeastern United States.

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

S&P Global Inc., headquartered in New York, New York, is a financial intelligence company. The company provides clients with information regarding credit ratings, benchmarks, and analytics to capital and commodity markets worldwide.

Synchrony Financial, headquartered in Stamford, Connecticut, operates as a consumer financial services company. The company offers a range of credit products with programs established for a diverse group of national and regional retailers, local merchants and manufacturers, industry associations and health care service providers.

Sysco Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of Alaska and Canada.

Tractor Supply Company, headquartered in Brentwood, Tennessee, is an operator of retail farm and ranch stores in the United States. The company offers animal products, lawn and garden products, hardware and tools, and work/recreational clothing, among other products.

Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and ethanol producing company. The company is engaged in the production, transportation and marketing of environmentally clean fuels and products.

VeriSign, Inc., headquartered in Reston, Virginia, provides digital certificate solutions and infrastructure needed to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets. The company's products are used by corporations, government agencies, trading partners and individuals.

Visa Inc. (Class A), headquartered in San Francisco, California, is a global payments technology company. Together with its subsidiaries, the company operates a retail electronic payments network worldwide and a range of processing services for participating issuers of Visa debit, prepaid and ATM payment products.

Zoetis Inc., headquartered in Florham Park, New Jersey, is engaged in the development, manufacture and commercialization of animal health medicines and vaccines. The products focus on both livestock and companion animals and are sold worldwide.


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Alexander & Baldwin, Inc., headquartered in Honolulu, Hawaii, is a real estate investment trust. The company, together with its subsidiaries, owns, operates and manages retail, industrial and office properties in Hawaii and on the mainland United States.

Ambac Financial Group, Inc., headquartered in New York, New York, is a financial services holding company. Through its subsidiaries, the company provides financial guarantee insurance policies worldwide.

American Equity Investment Life Holding Company, headquartered in West Des Moines, Iowa, is engaged in the development, marketing, issuance and administration of annuities and life insurance products. Through its subsidiaries, the company is licensed to sell its products throughout the United States.

The Andersons, Inc., headquartered in Maumee, Ohio, is a diversified company with roots in the agricultural industry. The company is involved in the storage and merchandising of grains, the operation of ethanol production facilities, the sale and maintenance of railcars, the manufacture of fertilizers and other corncob-based products, and the operation of retail stores.

Archrock, Inc., headquartered in Houston, Texas, provides natural gas compression technology, and sales, operations, maintenance, fabrication, service, and equipment for oil and gas production, processing, and transportation applications worldwide.

Ascena Retail Group, Inc., headquartered in Mahwah, New Jersey, is a women's apparel specialty retailer. Together with its subsidiaries, the company operates premium and value-priced stores that target women and tween girls.

Atlas Air Worldwide Holdings, Inc., headquartered in Purchase, New York, through its subsidiaries, provides aircraft, crew and maintenance to major airlines globally. The company also provides military and commercial air charter services.

Cars.com Inc., headquartered in Chicago, Illinois, together with its subsidiaries, is a digital marketplace for automobiles and automobile services. The company buys, sells and trades automobiles and provides service and repair options and estimates.

CBL & Associates Properties, Inc., headquartered in Chattanooga, Tennessee, is a self-managed real estate investment trust engaged in the ownership, operation, marketing, management, leasing, expansion, development, redevelopment, acquisition and financing of regional malls and community and neighborhood centers in the United States.

CNX Resources Corporation, headquartered in Canonsburg, Pennsylvania, is an energy services provider. The company explores for and produces natural gas in the United States.

Cousins Properties Incorporated, headquartered in Atlanta, Georgia, is a real estate investment trust engaged in the acquisition, financing, development, management and leasing of office, medical office, retail and land development projects. The company also holds several tracts of strategically-located undeveloped land.

Darling Ingredients Inc., headquartered in Irving, Texas, is a consumer products company. The company develops and produces sustainable natural ingredients from edible and inedible bio-nutrients that are used in the pharmaceutical, food, pet food, feed, industrial, fuel, bioenergy and fertilizer industries.

Dean Foods Company, headquartered in Dallas, Texas, manufactures and distributes both company-branded and private label milk and related dairy products, including ice cream, sour cream, cottage cheese and dips. The company delivers the majority of their products in refrigerated trucks that they own or lease.

Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, together with its subsidiaries, operates as an offshore oil and gas drilling contractor worldwide. The company engages in deep water drilling for various markets.

Dillard's, Inc. (Class A), headquartered in Little Rock, Arkansas, operates traditional department stores located primarily in the midwestern, southeastern and southwestern United States. The stores offer fashion apparel and home furnishings.

Express, Inc., headquartered in Columbus, Ohio, is a specialty apparel and accessories retailer. The company offers both women's and men's merchandise in retail locations throughout the United States.

Gannett Co., Inc., headquartered in McLean, Virginia, is a multi-platform news and information company. The company's holdings include USA TODAY, a newspaper in print and digital circulation, and it also provides commercial printing, marketing and data services.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars. The company also arranges and services the financing of equipment and other capital assets and provides logistics and supply chain services.

Genesee & Wyoming Inc. (Class A), headquartered in Darien, Connecticut, is a holding company whose subsidiaries and unconsolidated affiliates own and operate short line and regional freight railroads in the United States and internationally.

Green Plains Inc., headquartered in Omaha, Nebraska, engages in the production, distribution and marketing of ethanol and related by-products. The company operates in and services several states in the United States.

Group 1 Automotive, Inc., headquartered in Houston, Texas, is an operator and consolidator in the automotive retailing industry. The company owns dealerships located in Texas, Colorado, Florida, Georgia, Louisiana, New Mexico and Oklahoma.

Gulfport Energy Corporation, headquartered in Oklahoma City, Oklahoma, is an independent oil and natural gas exploration and production company. The company is engaged in the acquisition and production of crude oil, natural gas liquids and natural gas in the United States.

Helix Energy Solutions Group, Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the Gulf of Mexico, North Sea, the Asia Pacific and West Africa regions. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

International Speedway Corporation, headquartered in Daytona Beach, Florida, together with its subsidiaries, promotes motorsports themed entertainment activities in the United States.

Iridium Communications Inc., headquartered in McLean, Virginia, provides mobile voice and data communications services through a constellation of satellites to governments, businesses and consumers worldwide. The company's satellite network can provide service to regions where wireless or wireline networks do not exist.

Janus Henderson Group Plc, headquartered in London, England, is an investment management company. The company globally provides management solutions for a variety of individual, advisor and institutional investments.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes across the United States, the Caribbean and Latin America.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.

Mallinckrodt Plc, incorporated in Ireland and headquartered in Chesterfield, England, develops, manufactures and markets generic and branded specialty pharmaceuticals, active pharmaceutical ingredients and diagnostic imaging agents worldwide. The company specializes in pain management medications.

McDermott International, Inc., incorporated in Panama and headquartered in Houston, Texas, is a manufacturing company. Through its subsidiaries, the company provides engineering, procurement and project management services for customers involved in the production of energy worldwide.

Navigant Consulting, Inc., headquartered in Chicago, Illinois, is an independent consulting firm specializing in litigation, financial, restructuring, operational and energy consulting services. The company focuses on government agencies, large companies facing risk or significant change, and legal counsel.

NetScout Systems, Inc., headquartered in Westford, Massachusetts, designs, manufactures, markets and supports advanced network, application and service assurance solutions. The company provides integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies and telecommunication service providers worldwide.

Noble Corporation Plc, headquartered in London, England, provides diversified services for the oil and gas industry worldwide through its contract drilling services. The company also provides labor contract drilling services, engineering services, well site services and project management services.

NOW Inc., headquartered in Houston, Texas, is an energy company. The company provides oil and gas products, including maintenance and operating supplies, to the industrial market worldwide.

Oasis Petroleum Inc., headquartered in Houston, Texas, is an energy company. Together with its subsidiaries, the company is focused on the acquisition and development of onshore, unconventional oil and natural gas resources in the United States.

Oceaneering International, Inc., headquartered in Houston, Texas, provides engineered services and products primarily to the offshore oil and gas industry, with a focus on deep water applications. The company is segmented into two main parts, oilfield and advanced technologies.

OFG Bancorp, headquartered in San Juan, Puerto Rico, is the holding company for Oriental Bank & Trust. The company provides trust, money management, financial planning, and investment brokerage services, as well as consumer banking and mortgage banking. The company operates through a network of branch offices in Puerto Rico.

Patterson Companies, Inc., headquartered in St. Paul, Minnesota, distributes dental supplies and equipment to dentists, dental laboratories and institutions in the United States and Canada. The company also produces veterinary supplies for companion pets which it distributes to veterinarians.

Patterson-UTI Energy, Inc., headquartered in Houston, Texas, is a provider of domestic land-based drilling services to major independent oil and natural gas companies in North America. The company is also engaged in pressure pumping, exploration and drilling.

PennyMac Mortgage Investment Trust, headquartered in Moorpark, California, is a real estate investment trust that invests primarily in residential mortgage loans and mortgage-related assets.

Photronics, Inc., headquartered in Brookfield, Connecticut, manufactures and sells photomasks: photographic quartz plates containing microscopic images of electronic circuits used as masters to transfer circuit patterns onto semiconductor wafers. The company operates globally.

QEP Resources, Inc., headquartered in Denver, Colorado, through its subsidiaries, engages in the acquisition, exploration, development and production of natural gas, oil and natural gas liquids. The company has operations in the Rocky Mountain region of Wyoming, Utah, Colorado and North Dakota; and the southern region, primarily Texas and Louisiana.

Range Resources Corporation, headquartered in Fort Worth, Texas, engages in the exploration, development and acquisition of oil and gas properties primarily in the southwestern, Appalachian and Gulf Coast regions of the United States.

Rayonier Advanced Materials Inc., headquartered in Jacksonville, Florida, is a performance fibers manufacturer. The company produces and sells specialty cellulose fibers which are used as raw materials to manufacture a range of consumer products.

Regis Corporation, headquartered in Edina, Minnesota, operates and franchises hair and retail product salons under the names "Regis Salons," "Supercuts," "MasterCuts" and "SmartStyle." The company operates salons worldwide.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Renewable Energy Group, Inc., headquartered in Ames, Iowa, is an alternative energy solutions provider. The company offers engineering consulting services for bio-diesel production operations and for distribution of refined biodiesel products throughout the United States.

REX American Resources Corporation, headquartered in Dayton, Ohio, is an energy company. Together with its subsidiaries, the company produces and sells ethanol and ethanol by-products.

Ryder System, Inc., headquartered in Miami, Florida, is a provider of transportation and supply chain management solutions.

Senior Housing Properties Trust, headquartered in Newton, Massachusetts, is a real estate investment trust that invests in senior housing real estate, including apartment buildings for aged residents, independent living properties, assisted living facilities and nursing homes.

SM Energy Company, headquartered in Denver, Colorado, is an independent energy company engaged in the exploration for and the development, acquisition and production of crude oil and natural gas resources in the United States.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Southwestern Energy Company, headquartered in Spring, Texas, is a diversified energy company engaging in oil and gas exploration and production, and natural gas gathering, transmission, marketing and distribution.

Superior Energy Services, Inc., headquartered in Houston, Texas, through subsidiaries, provides specialized oilfield services and equipment, primarily to oil and gas companies operating offshore in the Gulf of Mexico and throughout the Gulf Coast region.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and internationally. The company's products include highway guardrail and safety products, tank and freight railcars, tank barges and ready-mix concrete.

U.S. Silica Holdings, Inc., headquartered in Frederick, Maryland, produces and sells commercial silica throughout the United States. The company also produces a variety of industrial minerals.

Unit Corporation, headquartered in Tulsa, Oklahoma, through its wholly-owned subsidiaries, contracts to drill onshore oil and natural gas wells for others and explores for, develops, acquires and produces oil and natural gas properties for itself.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Whitestone REIT (Class B), headquartered in Houston, Texas, is a real estate investment trust. The Trust invests in and operates retail, industrial and office properties.


                  Target Diversified Dividend Strategy Stocks


Aircastle Limited, incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, directory publishing and advertising services.

AVX Corporation, headquartered in Fountain Inn, South Carolina, together with its subsidiaries, manufactures and supplies a broad line of passive electronic components, interconnect devices and related products. All types of electronic devices use passive component products to store, filter or regulate electric energy.

BCE Inc., headquartered in Verdun, Canada, provides a full range of communication services to residential and business customers. The company's services include IP-broadband, value-added business solutions and direct-to-home satellite and VDSL television services, including local, long distance and wireless phone services, high speed and wireless Internet access.

Broadcom Inc., headquartered in San Jose, California, is a semiconductor manufacturer. The company's product portfolio serves multiple applications within various communication and industrial markets.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other health care providers. The company also makes, leases and sells point-of-use pharmacy systems, provides pharmacy management services and franchises apothecary-style pharmacies.

CVS Health Corporation, headquartered in Woonsocket, Rhode Island, is a drugstore chain specializing in prescription drugs, over-the-counter drugs, photofinishing services and film, greeting cards, beauty and cosmetics, convenience foods and seasonal merchandise.

Dean Foods Company, headquartered in Dallas, Texas, manufactures and distributes both company-branded and private label milk and related dairy products, including ice cream, sour cream, cottage cheese and dips. The company delivers the majority of their products in refrigerated trucks that they own or lease.

Domtar Corporation, headquartered in Fort Mill, South Carolina, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, is a utility company. Together with its subsidiaries, the company provides electric service, operates interstate natural gas pipelines, and markets electricity, natural gas and natural gas liquids.

Enbridge Inc., headquartered in Calgary, Canada, is an energy company. The company operates transportation systems for crude oils and liquids, generates green energy and distributes natural gas.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company. Together with its subsidiaries, the company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation, wind and solar facilities.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories. The company also provides financing operations, vehicle and equipment leasing and insurance operations.

Fortis Inc., headquartered in St. John's, Canada, is a gas and electric distribution company. The company offers regulated utilities to customers in Canada, the United States and the Caribbean.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars. The company also arranges and services the financing of equipment and other capital assets and provides logistics and supply chain services.

General Motors Company, headquartered in Detroit, Michigan, is an automotive company. The company designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, is engaged in contract drilling of gas and oil wells in the Gulf of Mexico and in South America. The company utilizes both platform rigs and land rigs.

Juniper Networks, Inc., headquartered in Sunnyvale, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

The Kraft Heinz Company, headquartered in Pittsburgh, Pennsylvania, makes and markets food and beverage items worldwide. The company offers its products under various brand names, including "Jell-O," "Lunchables," "Ore-Ida," "Capri Sun," "Oscar Mayer" and "Weight Watchers."

Lam Research Corporation, headquartered in Fremont, California, is an information technology company. The company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits for a wide range of applications.

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, is an independent chemical company. Together with its subsidiaries, the company manufactures and markets chemicals and polymers used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

MetLife, Inc., headquartered in New York, New York, provides insurance and financial services to a range of individual and institutional customers. The company has operations in the United States and other countries in the Asia-Pacific region, Latin America and Europe.

Newell Brands Inc., headquartered in Hoboken, New Jersey, is a global manufacturer and full-service marketer of name-brand consumer products. The company markets its products through volume purchasers, including discount stores and warehouse clubs.

Norbord Inc., headquartered in Toronto, Canada, is a wood-based panelboard producer. The company's products include wall and flooring panels, decking and roofing materials, as well as boards for shelving and furniture.

NRG Yield, Inc. (Class C), headquartered in Princeton, New Jersey, owns and operates contracted renewable and conventional generation and thermal infrastructure assets. Through its subsidiaries, the company provides hot and cold water, steam and electricity to hospitals, universities, commercial businesses and governmental units in the United States.

Owens & Minor, Inc., headquartered in Mechanicsville, Virginia, is a distributor of national name brand medical/surgical supplies, serving hospitals, integrated health care systems and group purchasing organizations, with distribution centers located throughout the United States.

Patterson Companies, Inc., headquartered in St. Paul, Minnesota, distributes dental supplies and equipment to dentists, dental laboratories and institutions in the United States and Canada. The company also produces veterinary supplies for companion pets which it distributes to veterinarians.

Principal Financial Group, Inc., headquartered in Des Moines, Iowa, is diversified in family insurance and financial services companies. The company provides retirement savings as well as investment and insurance products and services worldwide. The company also offers individual life and disability insurance, group life and health insurance, and residential mortgage loan origination and servicing in the United States.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States and worldwide. The company's products and services include life insurance, mutual funds, pension and retirement-related services and administration, annuities and asset management.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Ryder System, Inc., headquartered in Miami, Florida, is a provider of transportation and supply chain management solutions.

SemGroup Corporation, headquartered in Tulsa, Oklahoma, is a petroleum company. Together with its subsidiaries, the company gathers, transports, stores and markets primarily to independent producers and refiners of petroleum products in regions of the United States, Canada and the United Kingdom.

Steelcase Inc., headquartered in Grand Rapids, Michigan, is the world's largest manufacturer and provider of office furniture, office furniture systems and related products and services.

TELUS Corporation, headquartered in Burnaby, Canada, provides voice, data, Internet and wireless services to businesses and consumers in Canada.


                Target Global Dividend Leaders Strategy Stocks

                                DOMESTIC STOCKS


The AES Corporation, headquartered in Arlington, Virginia, develops, acquires, owns and operates electric power generation facilities throughout the world. A majority of the company's sales are made to customers (generally electric utilities or regional electric companies) on a wholesale basis for further resale to end users.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, directory publishing and advertising services.

B&G Foods, Inc., headquartered in Parsippany, New Jersey, is engaged in the manufacture, marketing and distribution of shelf-stable foods though supermarkets, distributors, catalogs, and other sales channels. Products include baked beans, salsa, maple syrup, pickles, meat spreads, and vinegars under various brand names.

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

CenterPoint Energy, Inc., headquartered in Houston, Texas, through its subsidiaries, operates as a public utility holding and an energy delivery company in the United States. The company offers electric transmission and distribution services to retail electric providers, municipalities, electric cooperatives and other distribution companies.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.

Covanta Holding Corporation, headquartered in Morristown, New Jersey, is an energy company. Together with its subsidiaries, the company provides waste disposal and energy services to municipal entities and also owns and operates energy-from-waste facilities.

CVR Energy, Inc., headquartered in Sugar Land, Texas, together with its subsidiaries, refines and markets transportation fuels in the United States. The company is also engaged in the production of ammonia-based fertilizers.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Federated Investors, Inc. (Class B), headquartered in Pittsburgh,
Pennsylvania, and its subsidiaries sponsor, market and provide investment advisory, distribution and administrative services primarily to mutual funds. The company also provides services to corporations, employee benefit plans and others.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting and consulting services to business clients.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, is engaged in contract drilling of gas and oil wells in the Gulf of Mexico and in South America. The company utilizes both platform rigs and land rigs.

The Kraft Heinz Company, headquartered in Pittsburgh, Pennsylvania, makes and markets food and beverage items worldwide. The company offers its products under various brand names, including "Jell-O," "Lunchables," "Ore-Ida," "Capri Sun," "Oscar Mayer" and "Weight Watchers."

Macy's, Inc., headquartered in Cincinnati, Ohio, operates department stores under the brand names "Macy's," "Bloomingdale's" and "bluemercury." The company offers a wide range of merchandise, including apparel and accessories, cosmetics, home furnishings and other consumer goods.

Pattern Energy Group Inc., headquartered in San Francisco, California, is an independent power company focused on owning and operating power projects. The company owns interests in wind power projects located in the United States, Canada and Chile.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Waddell & Reed Financial, Inc., headquartered in Overland Park, Kansas, provides investment products and services through its subsidiaries.

The Williams Companies, Inc., headquartered in Tulsa, Oklahoma, through subsidiaries, transports, sells, gathers and processes natural gas and petrochemical products. The company also provides a variety of other products and services to the energy industry.


                             INTERNATIONAL STOCKS


Aircastle Limited, incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

AU Optronics Corp. (ADR), headquartered in Hsinchu, Taiwan, engages in the design, development, manufacture, assembly and marketing of thin film transistor liquid crystal display panels and other flat panel displays.

Braskem S.A. (ADR), headquartered in Sao Paulo, Brazil, produces petrochemicals and generates electricity. The company produces ethylene, propylene, benzene, toluene, xylenes, butadiene, butene, isoprene, dicyclopentediene, MTBE, caprolactam, ammonium sulfate, cyclohexene, polyethylene theraphtalat, polyethylene and polyvinyl chloride (PVC).

British American Tobacco Plc (ADR), headquartered in London, England, through its subsidiaries, provides tobacco and nicotine products including cigarettes and roll-your-own tobacco, as well as cigars, cigarillos, pipe tobacco, snus, electronic cigarettes and nicotine inhalation. The company has an active business presence in approximately 180 countries around the world.

China Mobile Limited (ADR), headquartered in Hong Kong, together with its subsidiaries, provides cellular telecommunications services in China and Hong Kong. The company also designs and markets electronic communication products and provides non-banking financial services.

China Petroleum & Chemical Corporation (Sinopec) (ADR), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins and chemical fertilizers.

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing, China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

Janus Henderson Group Plc, headquartered in London, England, is an investment management company. The company globally provides management solutions for a variety of individual, advisor and institutional investments.

Mobile TeleSystems PJSC (ADR), headquartered in Moscow, Russia, is a telecommunications group providing mobile communications and fixed voice telecommunications services in Russia, eastern Europe and central Asia. The company also offers broadband and pay TV, as well as content and entertainment services.

National Grid Plc (ADR), headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Norbord Inc., headquartered in Toronto, Canada, is a wood-based panelboard producer. The company's products include wall and flooring panels, decking and roofing materials, as well as boards for shelving and furniture.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Seaspan Corporation, incorporated in the Marshall Islands and headquartered in Hong Kong, is an independent charter owner and manager of containerships. The company operates primarily using long-term, fixed-rate time charters with major container liner companies.

Sinopec Shanghai Petrochemical Company Limited (ADR), headquartered in Shanghai, China, is a materials company. The company primarily produces synthetic fibers, resins and plastics, intermediate petrochemicals, and petroleum products from crude petroleum in China.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea. In addition, the company offers broadband Internet and fixed-line telephone services.

TELUS Corporation, headquartered in Burnaby, Canada, provides voice, data, Internet and wireless services to businesses and consumers in Canada.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

United Microelectronics Corporation (ADR), headquartered in Hsinchu City, Taiwan, designs, manufactures and markets integrated circuits (ICs) and related electronic products. The company's main products are consumer electronic ICs, memory ICs, personal computer peripheral ICs and communication ICs.


                                     REITS


Brixmor Property Group Inc., headquartered in New York, New York, together with its subsidiaries, is a real estate investment trust which owns and operates grocery shopping centers. The company serves customers in the United States.

Chesapeake Lodging Trust, headquartered in Annapolis, Maryland, is a self-advised real estate investment trust. The company invests primarily in upper-upscale hotels in major commercial and convention markets and, on a selective basis, in premium select-service hotels in urban settings or unique locales.

CoreCivic, Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that specializes in owning, operating and managing prisons and other correctional facilities. The company also provides inmate residential and prisoner transportation services for governmental agencies.

The GEO Group, Inc., headquartered in Boca Raton, Florida, is a real estate investment trust that provides private services in the management of correctional, detention, re-entry facilities and the provision of community-based services and youth services in the United States, Australia, Canada, South Africa and the United Kingdom. The company's facilities include maximum, medium, and minimum security prisons; immigration detention centers; and community-based re-entry facilities.

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

Host Hotels & Resorts, Inc., headquartered in Bethesda, Maryland, is a publicly owned real estate investment trust engaged in the ownership and operation of hotel properties. The company specializes in luxury, full-service properties.

Kimco Realty Corporation, headquartered in New Hyde Park, New York, is a self-managed real estate investment trust. The company owns and operates neighborhood and community shopping centers in the United States, Puerto Rico and Canada.

Lamar Advertising Company, headquartered in Baton Rouge, Louisiana, is a real estate investment trust which provides advertising space on billboards, posters and bulletins. The company operates in the United States and Canada.

New Residential Investment Corp., headquartered in New York, New York, is a public real estate investment trust focused on investments in the residential housing sector. The company makes investments in residential mortgage-related assets.

Park Hotels & Resorts Inc., headquartered in McLean, Virginia, is a real estate investment trust that owns and leases luxury hotels and resorts. The company primarily operates within the United States.

PennyMac Mortgage Investment Trust, headquartered in Moorpark, California, is a real estate investment trust that invests primarily in residential mortgage loans and mortgage-related assets.

Piedmont Office Realty Trust, Inc., headquartered in Johns Creek, Georgia, is a self-managed real estate investment trust engaged in the acquisition and ownership of commercial real estate properties in the United States.

Retail Properties of America, Inc., headquartered in Oak Brook, Illinois, is a real estate investment trust that develops, acquires and manages real estate properties, including shopping complexes, lifestyle properties, community centers, and single-tenant net lease properties across the United States.

Ryman Hospitality Properties, Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that owns and operates hotels throughout the United States. The company specializes in group-oriented, meeting-focused resort properties.

Sabra Health Care REIT, Inc., headquartered in Irvine, California, is a real estate investment trust. The company owns and invests in real estate properties for the health care industry through its subsidiaries, including skilled nursing facilities, assisted living and independent living facilities, mental health facilities and a continuing care retirement community.

Senior Housing Properties Trust, headquartered in Newton, Massachusetts, is a real estate investment trust that invests in senior housing real estate, including apartment buildings for aged residents, independent living properties, assisted living facilities and nursing homes.

Ventas, Inc., headquartered in Chicago, Illinois, is a real estate investment trust. The company has a diversified portfolio of senior housing and health care properties throughout the United States, Canada and the United Kingdom.

Washington Prime Group Inc., headquartered in Columbus, Ohio, is a self-administered and self-managed real estate investment trust. The company acquires, develops and owns retail real estate properties.

Weingarten Realty Investors, headquartered in Houston, Texas, operates as a real estate investment trust engaging in the management, acquisition, and development of shopping center and industrial real estate, primarily in the Southwest.

Xenia Hotels & Resorts, Inc., headquartered in Orlando, Florida, is a real estate investment trust investing in full service hotels throughout the United States.


                         Target Growth Strategy Stocks


ABIOMED, Inc., headquartered in Danvers, Massachusetts, provides medical devices in circulatory support and continuum of care in heart recovery to acute heart failure patients.

Adobe Systems Incorporated, headquartered in San Jose, California, is a software company. The company develops, markets and supports software products and technologies for creative professionals, marketers, application developers, enterprises and consumers.

Advanced Micro Devices, Inc., headquartered in Sunnyvale, California, designs, develops, makes and sells a variety of industry-standard integrated circuits which are used in product applications such as telecommunications equipment, data and network communications equipment, consumer electronics, personal computers and workstations.

Bio-Rad Laboratories, Inc. (Class A), incorporated in Delaware and headquartered in Hercules, California, manufactures and supplies the life science research, analytical chemistry and healthcare markets with a broad range of products and systems used to separate complex chemical and biological materials, and to identify, analyze and purify their components.

Burlington Stores, Inc., headquartered in Burlington, New Jersey, operates as a retailer of branded clothing products in the United States. The company offers fashion-focused merchandise, including women's and men's, youth and baby apparel and accessories, home decor, gifts and coats.

Canadian National Railway Company, headquartered in Montreal, Canada, is the only railroad which crosses the North American continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts while linking customers to all three NAFTA nations.

Chipotle Mexican Grill, Inc., headquartered in Denver, Colorado, develops and operates fast-casual, fresh Mexican food restaurants in the United States and Canada.

Church & Dwight Co., Inc., headquartered in Ewing, New Jersey, manufactures and sells sodium bicarbonate-based products which the company markets under the "Arm and Hammer" trademark. The company's products include household, personal care and specialty products offered worldwide.

Continental Resources, Inc., headquartered in Oklahoma City, Oklahoma, operates as a crude-oil concentrated, independent oil and natural gas exploration and production company throughout the United States.

CSX Corporation, headquartered in Jacksonville, Florida, is a global freight transportation company with principal business units providing rail, container-shipping, intermodal and international terminal services.

Energen Corporation, headquartered in Birmingham, Alabama, is a diversified energy holding company engaged primarily in the purchase, distribution and sale of natural gas, principally in central and north Alabama. The company is also involved in the acquisition, development, exploration and production of oil, natural gas and natural gas liquids in the continental United States.

EOG Resources, Inc., headquartered in Houston, Texas, along with its subsidiaries, explores for, develops, produces and markets crude oil and natural gas. The company operates in the United States, Canada, Trinidad and other international areas.

Ferrari N.V., incorporated in The Netherlands and headquartered in Maranello, Italy, is a designer and producer of luxury performance sports cars. The company sells its products through independent dealers around the world.

GoDaddy Inc. (Class A), headquartered in Scottsdale, Arizona, is a technology company. The company operates a domain marketplace, provides website building, hosting and security tools, and also provides access to products and platforms to help clients manage their online business.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner producing, transporting and storing high-value light products such as gasoline, diesel fuel and jet fuel through its affiliates. The company's refineries serve markets in the Mid-Continent, Southwest and Rocky Mountain regions of the United States.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

J.B. Hunt Transport Services, Inc., headquartered in Lowell, Arkansas, provides a variety of motor transport and logistics services throughout the United States, Canada and Mexico. The company transports a variety of products, including automotive parts, department store merchandise, food and beverages, paper and wood products, plastics and chemicals.

Kellogg Company, headquartered in Battle Creek, Michigan, is the world's leading producer of ready-to-eat cereal products and has expanded its operations to include other grain-based convenience food products, such as "Pop-Tarts," "Eggo," "Nutri-Grain" and "Rice Krispies Treats." The company also markets "Keebler" food products as well as other private label convenience food products.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm. The company provides credit and economic related research, data and analytical tools, research services and business intelligence.

MSCI Inc., headquartered in New York, New York, provides investment decision support tools, including indexes and portfolio risk and performance analytics for use by institutions in managing equity, fixed income and multi-asset class portfolios.

Norfolk Southern Corporation, headquartered in Norfolk, Virginia, together with its subsidiaries, transports products by rail throughout the United States and Canada. The company also operates passenger trains, transports overseas freight and acquires, leases and manages rail property and equipment.

Phillips 66, headquartered in Houston, Texas, is an energy manufacturing and logistics company. The company has operations in midstream, chemicals, refining, and marketing and specialties businesses.

Pool Corporation, headquartered in Covington, Louisiana, is a swimming pool supply company. The company distributes swimming pool supplies and related products to swimming pool remodelers and builders, independent retail stores and swimming pool repair and service companies.

ServiceMaster Global Holdings, Inc., headquartered in Memphis, Tennessee, is a provider of essential residential and commercial services. The company's services include lawn care, landscaping, termite and pest control as well as disaster response and reconstruction.

TransUnion, headquartered in Chicago, Illinois, is a credit reporting agency. The company provides risk and information solutions to businesses and consumers.

Ulta Beauty, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer. The company offers cosmetics, fragrance, skin, haircare products and salon services.

Union Pacific Corporation, headquartered in Omaha, Nebraska, is a railway transportation company. Together with its subsidiaries, the company transports a variety of products, including automotive parts, finished vehicles, chemicals, grains, commodities, foods and beverages.

Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and ethanol producing company. The company is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Visa Inc. (Class A), headquartered in San Francisco, California, is a global payments technology company. Together with its subsidiaries, the company operates a retail electronic payments network worldwide and a range of processing services for participating issuers of Visa debit, prepaid and ATM payment products.


                       Target Small-Cap Strategy Stocks


BJ's Restaurants, Inc., headquartered in Huntington Beach, California, owns and operates casual dining restaurants in the United States. The company operates restaurants under various brand names, including "BJ's Restaurant & Brewery" and "BJ's Pizza & Grill."

Care.com, Inc., headquartered in Waltham, Massachusetts, operates an online marketplace for finding and managing family care. The company's services include child care, senior care, special needs care and other non-medical family care needs such as pet care, tutoring and housekeeping.

Chuy's Holdings, Inc., headquartered in Austin, Texas, is a full-service restaurant concept offering a menu of Mexican and Tex Mex inspired food. The company operates chains throughout Texas and several states in the Southeast and Midwest.

Cohu, Inc., headquartered in Poway, California, designs, manufactures and sells semiconductor test handling equipment for the semiconductor industry worldwide. The company also manufactures closed circuit television cameras, metal detection instruments and microwave communications equipment.

Columbus McKinnon Corporation, headquartered in Getzville, New York, is a manufacturer and marketer of hoists, cranes, chains, conveyors, material handling systems, lift tables and component parts serving a wide variety of commercial and industrial end markets.

Comtech Telecommunications Corp., headquartered in Melville, New York, designs, develops, produces, and markets products, systems, and services for communications solutions. The company operates through three segments:
Telecommunications Transmission, Mobile Data Communications and RF Microwave Amplifiers.

Continental Building Products, Inc., headquartered in Herndon, Virginia, is a manufacturer of gypsum wallboard and complementary finishing products. The company's products are used in new residential and commercial construction and repair and remodel projects.

Cutera, Inc., headquartered in Brisbane, California, develops and manufactures aesthetic laser systems for the treatment of vascular lesions and the removal of unwanted hair. The company markets their systems to dermatologists, plastic surgeons and other practitioners worldwide.

Duluth Holdings Inc., headquartered in Belleville, Wisconsin, sells casual wear, workwear and accessories for men and women under the Duluth Trading brand. The company offers shirts, pants, underwear, outerwear, footwear, accessories and hard goods.

Echo Global Logistics, Inc., headquartered in Chicago, Illinois, provides technology-enabled transportation and supply chain management solutions in the United States. The company's core logistics services include rate negotiation, shipment execution and tracking, carrier management, routing compliance and performance management reporting.

Enterprise Financial Services Corp, headquartered in St. Louis, Missouri, is a financial holding company. The company provides banking, investment and financial advisory services.

ePlus inc., headquartered in Herndon, Virginia, is engaged in selling, leasing, financing and managing information technology. The company offers hardware and software solutions for mid to large-sized commercial enterprises and governmental agencies.

Federal Signal Corporation, headquartered in Oak Brook, Illinois, produces and markets communications, safety and signaling equipment. The company's products include fire rescue products, carbide cutting tools, parking control equipment, street sweeping vehicles, custom signage, precision punches and dies and plastic injection mold components.

Health Insurance Innovations, Inc. (Class A), headquartered in Tampa, Florida, is a health insurance developer, distributor and administrator. The company's health insurance plans and supplemental products are for both individuals and families.

Heritage Financial Corporation, headquartered in Olympia, Washington, is a bank holding company for Heritage Bank and Central Valley Bank. The company offers various financial services to the general public and small businesses. The company has operations in Washington and Oregon.

ICF International, Inc., headquartered in Fairfax, Virginia, together with its subsidiaries, provides management, technology and policy consulting and implementation services to government, commercial, and international clients. The company conducts research on critical policy, industry issues and trends as well as identifying and implementing technology systems, among other services.

Kinsale Capital Group, Inc., headquartered in Richmond, Virginia, is a speciality insurance company. Through its subsidiaries, the company provides casualty and property insurance focused on the excess and surplus lines market in the United States.

KMG Chemicals, Inc., headquartered in Fort Worth, Texas, manufactures, formulates and distributes specialty chemicals globally. The company's electronic chemicals are used in the production of semiconductors. The company's wood treating chemicals are used to extend the life of utility poles and railroad crossties.

Kraton Corp., headquartered in Houston, Texas, is engaged in the production of engineered polymers and styrenic block copolymers used in various products, including adhesives, coatings, sealants and lubricants, packaging, roofing and footwear products.

LGI Homes, Inc., headquartered in The Woodlands, Texas, designs and constructs entry-level homes.

Luminex Corporation, headquartered in Austin, Texas, has developed a proprietary technology, LabMAP, that combines a microscopic fluid stream and digital signal processing to perform high-speed biological tests at a low cost.

Malibu Boats, Inc. (Class A), headquartered in Loudon, Tennessee, designs, manufactures and markets power boats. The company's products include sport boats, sterndrive and outboard boats that are used for water skiing and wake surfing, as well as general recreational boating.

Marcus & Millichap, Inc., headquartered in Calabasas, California, is a national brokerage firm specializing in commercial real estate investment sales. The company also provides financing, research and advisory services to the commercial real estate market.

Marten Transport, Ltd., headquartered in Mondovi, Wisconsin, is a temperature-sensitive truckload carrier for shippers in the United States, Canada and Mexico. The company specializes in transporting food and other goods that require a temperature-controlled or insulated environment. The company offers freight brokerage services and intermodal services.

Materion Corporation, headquartered in Mayfield Heights, Ohio, is a materials solutions company that engages in the production and supply of high-performance engineered materials in the United States and internationally.

Medpace Holdings, Inc., headquartered in Cincinnati, Ohio, is a clinical research company. The company provides clinical development services to the biotechnology, pharmaceutical and medical device industries.

Nanometrics Incorporated, headquartered in Milpitas, California, designs, manufactures, markets and supports thin film metrology systems for the semiconductor, flat panel display and magnetic recording head industries. The company's systems enable device manufacturers to increase productivity, improve yields and lower manufacturing costs.

New Media Investment Group Inc., headquartered in New York, New York, owns, operates and invests in local media assets.

NMI Holdings, Inc. (Class A), headquartered in Emeryville, California, together with its subsidiaries, is a provider of mortgage insurance. The company provides its services to customers in the United States.

Oxford Industries, Inc., headquartered in Atlanta, Georgia, is a global designer, manufacturer, marketer and wholesaler of lifestyle apparel products. The company's brands include "Tommy Bahama" and "Lilly Pulitzer" and are available in retail stores and on e-commerce sites.

PGT Innovations, Inc., headquartered in North Venice, Florida, engages in the manufacture and supply of residential impact-resistant windows and doors. The company's products meet the safety building codes in hurricane-prone areas.

The Providence Service Corporation, headquartered in Stamford, Connecticut, provides privatized social services to individuals and families. The services are reimbursed by government programs. The company owns no beds or facilities, preferring to provide its client care in home and community settings.

Renewable Energy Group, Inc., headquartered in Ames, Iowa, is an alternative energy solutions provider. The company offers engineering consulting services for bio-diesel production operations and for distribution of refined biodiesel products throughout the United States.

Ruth's Hospitality Group, Inc., headquartered in Winter Park, Florida, together with its subsidiaries, operates upscale steak restaurants in the United States and internationally.

Schnitzer Steel Industries, Inc., headquartered in Portland, Oregon, manufactures steel products globally and recycles various scrap metals. The company also salvages vehicles and auto parts, and offers semi-finished metal goods to various buyers.

Shoe Carnival, Inc., headquartered in Evansville, Indiana, operates as a family footwear retailer in the United States. It provides various dress, casual, and athletic footwear products for men, women, and children. The company also markets accessories such as handbags, shoe care items and socks.

SJW Group, headquartered in San Jose, California, with its subsidiaries, provides water utility services. The company is engaged in the production, storage, purification and distribution of water in the United States.

TPI Composites, Inc., headquartered in Scottsdale, Arizona, is a manufacturing company. Together with its subsidiaries, the company manufactures composite wind blades for the global wind energy market.

Triumph Bancorp, Inc., headquartered in Dallas, Texas, together with its subsidiary, is a financial holding company. The company offers commercial finance options for specialized businesses in addition to traditional banking services.

Universal Insurance Holdings, Inc., headquartered in Fort Lauderdale, Florida, is an insurance holding company. The company specializes in property and casualty insurance products. The company also operates a web site which serves as an insurance shopping portal offering auto, home, life and health insurance in various states.


                    Value Line(R) Target 25 Strategy Stocks


AMC Networks Inc. (Class A), headquartered in New York, New York, owns and operates entertainment programming networks. The company distributes "AMC," "WE tv," "BBC AMERICA," "IFC" and "SundanceTV" networks in the United States and internationally through cable and other multichannel video programming distribution platforms.

ArcelorMittal (ADR), headquartered in Luxembourg City, Luxembourg, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semi-finished steel products that include cold-rolled sheets, electro-galvanized and coated steels, bars, wire rods and slabs.

Boise Cascade Company, headquartered in Boise, Idaho, is a building products company. The company manufactures wood products and is a wholesale distributor of building materials.

Broadcom Inc., headquartered in San Jose, California, is a semiconductor manufacturer. The company's product portfolio serves multiple applications within various communication and industrial markets.

Eastman Chemical Company, headquartered in Kingsport, Tennessee, is a global specialty chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics and fibers.

Electro Scientific Industries, Inc., headquartered in Portland, Oregon, provides laser-based manufacturing solutions for the microtechnology industry. This equipment is necessary to produce key components used in wireless telecommunications, computers, automotive electronics, and many other electronic products.

HCA Healthcare, Inc., headquartered in Nashville, Tennessee, offers health care services in the United States and England. The company owns, manages and operates hospitals, surgery centers, radiation and oncology therapy centers, rehabilitation and physical therapy centers and various other facilities.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Kronos Worldwide, Inc., headquartered in Dallas, Texas, manufactures titanium dioxide pigments which are used to whiten, brighten and add opacity to various products, such as cosmetics, paints, plastics and inks.

Lear Corporation, headquartered in Southfield, Michigan, designs, manufactures, assembles, and supplies automotive seat systems, electrical distribution systems, and related components.

Louisiana-Pacific Corporation, headquartered in Nashville, Tennessee, together with its subsidiaries, is principally engaged in the manufacture and distribution of building products used primarily in new home construction, repair and remodeling and manufactured housing. The company sells its products to distributors and wholesalers in the United States and internationally.

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, is an independent chemical company. Together with its subsidiaries, the company manufactures and markets chemicals and polymers used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

Magna International Inc. (Class A), headquartered in Aurora, Canada, is a global supplier of technologically advanced automotive components, systems and complete modules.

Methanex Corporation, headquartered in Vancouver, Canada, produces and markets methanol. The company's product is used to produce formaldehyde, acetic acid and a variety of other chemical intermediates. Methanol is also used as an additive in gasoline and in other consumer products.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

Nexstar Media Group, Inc., headquartered in Irving, Texas, is a television broadcasting company engaged in the acquisition, development and operation of television stations in medium-sized markets in the United States. The company also provides sales and programming services to stations owned or operated by independent third parties.

ON Semiconductor Corporation, headquartered in Phoenix, Arizona, designs, manufactures, and markets semiconductor components worldwide. The company's products are used in a variety of industries, including automotive, networking and telecom, medical diagnostics, and more.

Rayonier Advanced Materials Inc., headquartered in Jacksonville, Florida, is a performance fibers manufacturer. The company produces and sells specialty cellulose fibers which are used as raw materials to manufacture a range of consumer products.

Schnitzer Steel Industries, Inc., headquartered in Portland, Oregon, manufactures steel products globally and recycles various scrap metals. The company also salvages vehicles and auto parts, and offers semi-finished metal goods to various buyers.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Steel Dynamics, Inc., headquartered in Fort Wayne, Indiana, is a manufacturer of steel products and a metals recycler. The company operates in three segments: steel operations, metals recycling and steel fabrication.

United Rentals, Inc., headquartered in Stamford, Connecticut, operates as an equipment rental company in North America.

United States Steel Corporation, headquartered in Pittsburgh, Pennsylvania, is an integrated steel producer with major production operations in the United States and central Europe.

Westlake Chemical Corporation, headquartered in Houston, Texas, manufactures and markets basic chemicals, vinyls, polymers and fabricated polyvinyl chloride (PVC) building products.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet

      The Prospectus

      The signatures

      Exhibits


                                      S-1


                                   SIGNATURES

      The Registrant, FT 7450, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746; FT 4789; FT 5039; FT 5415 and FT 7256 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 7450, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on July 9, 2018.

                                    FT 7450

                                             By  FIRST TRUST PORTFOLIOS L.P.
                                                 Depositor


                                             By  Elizabeth H. Bull
                                                 Senior Vice President


                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name                Title*                                 Date
----                -----                                  ----
James A. Bowen      Director of The Charger Corporation,   ) July 9, 2018
                    the General Partner of First Trust     )
                    Portfolios L.P.                        )
                                                           ) Elizabeth H. Bull
                                                           ) Attorney-in-Fact**

* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 7359 (File No. 333-224320) and the same is hereby incorporated herein by this reference.


                                      S-3


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   We consent to the use in this Amendment No. 2 to Registration Statement No. 333-224709 on Form S-6 of our report dated July 9, 2018, relating to the financial statements of FT 7450, comprising Dow(R) Target 5 3Q '18 - Term 10/9/19 (The Dow(R) Target 5 Portfolio, 3rd Quarter 2018 Series); Dow(R) Target Dvd. 3Q '18 - Term 10/9/19 (The Dow(R) Target Dividend Portfolio, 3rd Quarter 2018 Series); Global Target 15 3Q '18 - Term 10/9/19 (Global Target 15 Portfolio, 3rd Quarter 2018 Series); S&P Dividend Aristocrats Target 25 3Q '18 - Term 10/9/19 (S&P Dividend Aristocrats Target 25 Portfolio, 3rd Quarter 2018 Series); S&P Target 24 3Q '18 - Term 10/9/19 (S&P Target 24 Portfolio, 3rd Quarter 2018 Series); S&P Target SMid 60 3Q '18 - Term 10/9/19 (S&P Target SMid 60 Portfolio, 3rd Quarter 2018 Series); Target Divsd. Dvd. 3Q '18 - Term 10/9/19 (Target Diversified Dividend Portfolio, 3rd Quarter 2018 Series); Target Dbl. Play 3Q '18 - Term 10/9/19 (Target Double Play Portfolio, 3rd Quarter 2018 Series); Target Focus 4 3Q '18 - Term 10/9/19 (Target Focus Four Portfolio, 3rd Quarter 2018 Series); Target Global Dvd. Leaders 3Q '18 - Term 10/9/19 (Target Global Dividend Leaders Portfolio, 3rd Quarter 2018 Series); Target Growth 3Q '18 - Term 10/9/19 (Target Growth Portfolio, 3rd Quarter 2018 Series); Target Triad 3Q '18 - Term 10/9/19 (Target Triad Portfolio, 3rd Quarter 2018 Series); Target VIP 3Q '18 - Term 10/9/19 (Target VIP Portfolio, 3rd Quarter 2018 Series); and Value Line(R) Target 25 3Q '18 - Term 10/9/19 (Value Line(R) Target 25 Portfolio, 3rd Quarter 2018 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
July 9, 2018


                                      S-4


                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-5


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 7450 and certain subsequent Series, effective July 9, 2018 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).


                                      S-6


3.1        Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York (state and city) tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1        Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).


                                      S-7